                                                        File Number  333-79049

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment Number  2
                                                      ---

                      Post-Effective Amendment Number
                                                      ---

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment Number
                                                 ---

                            VARIABLE ANNUITY ACCOUNT
     ---------------------------------------------------------------------
                           (Exact Name of Registrant)

                        MINNESOTA LIFE INSURANCE COMPANY
     ---------------------------------------------------------------------
                              (Name of Depositor)

            400 ROBERT STREET NORTH, ST. PAUL, MINNESOTA  55101-2098
     ---------------------------------------------------------------------
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (651) 665-3500
     ---------------------------------------------------------------------
               (Depositor's Telephone Number, Including Area Code)


          Dennis E. Prohofsky                             Copy to:
         Senior Vice President,                     J. Sumner Jones, Esq.
     General Counsel and Secretary                  Jones & Blouch L.L.P.
   Minnesota Life Insurance Company           1025 Thomas Jefferson St., N.W.
         400 Robert Street North                       Suite 405 West
     St. Paul, Minnesota  55101-2098               Washington, D.C.  20007
-------------------------------------------
  (Name and Address of Agent for Service)


Approximate Date of Public Offering: As soon as practicable after the effective date of this Registration Statement.


                      TITLE OF SECURITIES BEING REGISTERED
                           Variable Annuity Contracts

                                  PART A

                   INFORMATION REQUIRED IN A PROSPECTUS

                          Variable Annuity Account

                     Cross Reference Sheet to Prospectus


Form N-4

Item Number     Caption in Prospectus

    1.          Cover Page

    2.          Special Terms

    3.          Questions and Answers About the Variable Annuity Contract

    4.          Condensed Financial Information Performance Data

    5.          General Descriptions

    6.          Contract Charges

    7.          Description of the Contract; General Descriptions

    8.          Description of the Contract; Annuity Payments and Options

    9.          Description of the Contract; Death Benefits

   10. Description of the Contract; Purchase Payments and Value of the Contract and Transfers

   11.          Description of the Contract; Redemptions

   12.          Federal Tax Status

   13.          Not Applicable

   14.          Table of Contents of the Statement of Additional
                Information

                              MULTIOPTION ACHIEVER
                           VARIABLE ANNUITY CONTRACT

                        MINNESOTA LIFE INSURANCE COMPANY
                               ("MINNESOTA LIFE")

                            400 Robert Street North
                         St. Paul, Minnesota 55101-2098
                           Telephone: 1-800-362-3141
                         http://www.minnesotamutual.com

This Prospectus describes an individual, flexible payment, variable annuity contract ("the contract") offered by the Minnesota Life Insurance Company. The contract may be used in connection with all types of personal retirement plans. It may also be used apart from those plans.

You may invest your contract values in our Variable Annuity Account or our General Account. The Variable Annuity Account invests in shares of the Advantus Series Fund, Inc. and Class 2 shares of the Templeton Developing Markets Fund, a series of the Templeton Variable Products Series Fund (the "Funds"). Your contract's accumulation value and the amount of each variable annuity payment will vary in accordance with the performance of the Fund investment portfolio(s) ("Portfolio(s)") you select. You bear the entire investment risk for amounts you allocate to those Portfolios.

This Prospectus includes the information you should know before purchasing a contract. You should read it and keep it for future reference. A Statement of Additional Information, with the same date, contains further contract information. It has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling 1-800-362-3141, or by writing to us at our office at 400 Robert Street North, St. Paul, Minnesota 55101-2098. The table of contents for the Statement of Additional Information may be found at the end of this Prospectus. A copy of the text of this Prospectus and the Statement of Additional Information may also be found at the SEC's web site, http://www.sec.gov, via its EDGAR database.

  THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS OF THE ADVANTUS SERIES FUND, INC. AND THE TEMPLETON VARIABLE PRODUCTS SERIES FUND CLASS
                                       2.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

 The date of this Prospectus and of the Statement of Additional Information is:
                                             .

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION IN WHICH THE OFFERING WOULD BE UNLAWFUL. WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN, OR OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON THEM.

TABLE OF CONTENTS

SPECIAL TERMS                                                                  1

QUESTIONS AND ANSWERS ABOUT THE VARIABLE ANNUITY CONTRACT                      2

EXPENSE TABLE                                                                  4

CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS                       8

GENERAL DESCRIPTIONS                                                           9
       Minnesota Life Insurance Company                                        9
       Variable Annuity Account                                                9
       The Funds                                                               9
       Additions, Deletions or Substitutions                                  10

CONTRACT CHARGES                                                              11
       Deferred Sales Charges                                                 11
       Mortality and Expense Risk Charge                                      14
       Administrative Charge                                                  14
       Contract Fee                                                           14
       Premium Taxes                                                          15
       Transaction Charges                                                    15

VOTING RIGHTS                                                                 15

DESCRIPTION OF THE CONTRACT                                                   16
       General Provisions                                                     16
       Annuity Payments and Options                                           18
       Death Benefits                                                         23
       Purchase Payments and Value of the Contract                            25
       Redemptions                                                            30

FEDERAL TAX STATUS                                                            31

PERFORMANCE DATA                                                              37

YEAR 2000 COMPUTER PROBLEM                                                    37

STATEMENT OF ADDITIONAL INFORMATION                                           38

APPENDIX A -- ILLUSTRATION OF VARIABLE ANNUITY VALUES                        A-1

APPENDIX B -- TYPES OF QUALIFIED PLANS                                       B-1

SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: an accounting device used to determine the value of a contract before annuity payments begin.

ACCUMULATION VALUE: the sum of your values under a contract in the Variable Annuity Account and in the General Account.

ANNUITANT:  the person who may receive lifetime benefits under the contract.

ANNUITY: a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the annuitant and another person and thereafter during the lifetime of the survivor; or for a period certain.

ANNUITY UNIT: an accounting device used to determine the amount of annuity payments.

CODE:  the Internal Revenue Code of 1986, as amended.

CONTRACT OWNER: the owner of the contract, which could be the annuitant, his or her employer, or a trustee acting on behalf of the employer.

CONTRACT YEAR: a period of one year beginning with the contract date or a contract anniversary.

FIXED ANNUITY: an annuity providing for payments of guaranteed amounts throughout the payment period.

FUNDS: the mutual funds whose separate investment portfolios we have designated as eligible investments for the Variable Annuity Account, currently, Advantus Series Fund, Inc. ("Advantus Fund") and Class 2 shares of the Templeton Developing Markets Fund a series of the Templeton Variable Products Series Fund ("Templeton Fund").

GENERAL ACCOUNT: all of our assets other than those in the Variable Annuity Account or in our other separate accounts.

PLAN: a tax-qualified employer pension, profit-sharing, or annuity purchase plan under which benefits are to be provided by the contract.

PURCHASE PAYMENTS:  amounts you pay to us under your contract.

VALUATION DATE OR VALUATION DAYS: each date on which a Fund Portfolio is valued.

VARIABLE ANNUITY ACCOUNT: a separate investment account called the Variable Annuity Account. The investment experience of its assets is separate from that of our other assets.

VARIABLE ANNUITY: an annuity providing for payments varying in amount in accordance with the investment experience of the Funds.

WEALTHBUILDER CREDIT: an additional amount, other than a dividend, which we may credit to your contract.

WE, OUR, US:  Minnesota Life Insurance Company.

YOU, YOUR:  the contract owner.

QUESTIONS AND ANSWERS ABOUT
THE VARIABLE ANNUITY CONTRACT

WHAT IS AN ANNUITY?

An annuity is a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the annuitant and another person; or for a specified period of time. An annuity with payments which are guaranteed as to amount during the payment period is a fixed annuity. An annuity with payments which vary with the investment experience of a separate account is a variable annuity.

WHAT TYPE OF CONTRACT IS OFFERED BY THIS PROSPECTUS?

The contract is a variable annuity contract which provides for monthly annuity payments. These payments may begin immediately or at a future date you specify. We allocate your purchase payments to the Variable Annuity Account or to our General Account. The Variable Annuity Account invests in one or more Portfolios of Advantus Series Fund, Inc., or Class 2 shares of the Templeton Developing Markets Fund. There are no interest or principal guarantees on your contract values in the Variable Annuity Account. In the General Account your purchase payments receive principal and interest guarantees.

WHAT INVESTMENT OPTIONS ARE AVAILABLE?

Any purchase payments you allocate to the Variable Annuity Account are invested exclusively in shares of one or more Fund Portfolios. We reserve the right to add, combine or remove other eligible Funds and Portfolios.

The available Portfolios of Advantus Fund are:

       Growth Portfolio
       Bond Portfolio
       Money Market Portfolio
       Asset Allocation Portfolio
       Mortgage Securities Portfolio
       Index 500 Portfolio
       Capital Appreciation Portfolio
       International Stock Portfolio
       Small Company Growth Portfolio
       Maturing Government Bond Portfolios
       Value Stock Portfolio
       Small Company Value Portfolio
       Global Bond Portfolio
       Index 400 Mid-Cap Portfolio
       Macro-Cap Value Portfolio
       Micro-Cap Growth Portfolio
       Real Estate Securities Portfolio

The Variable Annuity Account also invests in Class 2 shares of the Templeton Developing Markets Fund.

There is no assurance that any Portfolio will meet its objectives. Detailed information about the investment objectives and policies of the Portfolios can be found in the current prospectuses for each Fund, which are attached to this Prospectus. You should carefully read each Fund prospectus before purchasing the contract.

CAN YOU CHANGE THE PORTFOLIO(S) THAT YOU SELECT?

Yes. You can change your allocation of future purchase payments by giving us written notice or a telephone call notifying us of the change. Before annuity payments begin, you may transfer all or a part of your accumulation value among the Portfolios or among the Portfolios and the General Account. After annuity payments begin, you may instruct us to transfer amounts held as annuity reserves among the variable annuity sub-accounts, subject to some restrictions. Annuity reserves may be transferred only from a variable annuity to a fixed annuity during the annuity period.

WHAT CHARGES ARE ASSOCIATED WITH THE CONTRACT?

We deduct a daily charge equal to an annual rate of 1.25% of the net asset value of the Variable Annuity Account for mortality and expense risk guarantees. We reserve the right to increase the charge to not more than 1.40%.

We also deduct a daily charge equal to an annual rate of .15% of the net asset value for administrative expenses incurred by us. We reserve the right to increase the charge to not more than .40% of the net asset value of the separate account.

A deferred sales charge of up to 7% of purchase payments may apply if you make partial withdrawals or surrender your contract within seven or fewer years after your last purchase payment. There are some circumstances where the deferred sales charge will not apply.

There is a contract fee taken annually from the accumulation value of the Contract. The charge applied will be equal to the lesser of $30 or 2% of the accumulation value at the end of the Contract Year taken generally from contracts with values of less than $50,000.

Deductions for any applicable premium taxes may also be made (currently such taxes range from 0.0% to 3.5%) depending upon applicable law.

The Portfolios pay investment advisory and other expenses. Total expenses of the Portfolios range from .40% to 1.91% of average daily net assets of the Portfolios on an annual basis.

We reserve the right to make a charge of up to $10 for transfers occurring more frequently than once a month. We also reserve the right to assess a $50 fee to cover administration costs associated with an exchange, if you exchange to this contract from another of our contracts.

EXPENSE TABLE

The tables shown below are to assist you in understanding the costs and expenses that you will bear directly or indirectly. The table does not reflect deductions for any applicable premium taxes which may be made from each purchase payment depending upon the applicable law. The tables show the expenses of each Portfolio of Advantus Series Fund, Inc. after expense reimbursement and the Templeton Developing Markets Fund; Class 2. Expenses of the Funds are not fixed or specified under the terms of the Contract, and actual expenses may vary.

The following contract expense information is intended to illustrate the expenses of the MultiOption Achiever variable annuity contract. All expenses shown are rounded to the nearest dollar. The information contained in the tables must be considered with the narrative information which immediately follows them in this heading.

CONTRACTOWNER TRANSACTION EXPENSES

The amount of the deferred sales charge percentage is as shown in the table below:

CONTRACT YEARS SINCE PAYMENT              CHARGE
----------------------------------------  ------
                  0-1                        7%
                  1-2                        7%
                  2-3                        6%
                  3-4                        5%
                  4-5                        4%
                  5-6                        3%
                  6-7                        2%
            7 and thereafter                 0%

Contract Fee: lesser of $30 or 2% of
  accumulation value....................  $30
                                          (applied only to a Contract where the
                                          greater of the accumulation value or
                                          purchase payments, less withdrawals,
                                          is less than $50,000)*

*Minnesota Life reserves the right, not currently imposed, to make a transaction charge, not to exceed $10, on transfer requests exceeding one per month.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Fees           1.25%
Administrative Fee                         .15%
                                          ----
Total Separate Account Annual Expenses    1.40%
                                          ----
                                          ----

Note: We reserve the right to increase the mortality and expense risk fees to not more than 1.40% on an annual rate and the administrative fees to not more than .40% on an annual basis.

FUND ANNUAL EXPENSES

(As a percentage of average net assets for the described Advantus Series Fund, Inc. Portfolios and the Templeton Variable Products Series Fund).

                                                                                                  TOTAL FUND
                                                INVESTMENT   OTHER EXPENSES                    ANNUAL EXPENSES
                                                MANAGEMENT   (AFTER EXPENSE    DISTRIBUTION     (AFTER EXPENSE
                                                   FEES      REIMBURSEMENTS)     EXPENSES      REIMBURSEMENTS)
                                                ----------   ---------------   -------------   ----------------
Advantus Series Fund, Inc.:
  Growth Portfolio                                0.50%           0.03%            --               0.53%
  Bond Portfolio                                  0.50%           0.05%            --               0.55%
  Money Market Portfolio                          0.50%           0.08%            --               0.58%
  Asset Allocation Portfolio                      0.50%           0.03%            --               0.53%
  Mortgage Securities Portfolio                   0.50%           0.07%            --               0.57%
  Index 500 Portfolio                             0.40%           0.04%            --               0.44%
  Capital Appreciation Portfolio                  0.75%           0.03%            --               0.78%
  International Stock Portfolio                   0.70%           0.24%            --               0.94%
  Small Company Growth Portfolio                  0.75%           0.04%            --               0.79%
  Maturing Government Bond 2002 Portfolio(1)      0.25%           0.15%            --               0.40%
  Maturing Government Bond 2006 Portfolio(1)      0.25%           0.15%            --               0.40%
  Maturing Government Bond 2010 Portfolio(1)      0.25%           0.15%            --               0.40%
  Value Stock Portfolio                           0.75%           0.04%            --               0.79%
  Small Company Value Portfolio(1)                0.75%           0.15%            --               0.90%
  Global Bond Portfolio                           0.60%           0.53%            --               1.13%
  Index 400 Mid-Cap Portfolio(1)                  0.40%           0.15%            --               0.55%
  Macro-Cap Value Portfolio(1)                    0.70%           0.15%            --               0.85%
  Micro-Cap Growth Portfolio(1)                   1.10%           0.15%            --               1.25%
  Real Estate Securities Portfolio(1)             0.75%           0.15%            --               0.90%
Templeton Variable Products Series Fund:
  Developing Markets Fund Class 2 shares          1.25%           0.41%          0.25%(2)           1.91%

(1) Minnesota Life voluntarily absorbed certain expenses of the Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Small Company Value, Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth, and Real Estate Securities Portfolios for the period ended December 31, 1998. If these Portfolios had been charged for expenses, the ratio of expenses to average daily net assets (i.e., the total fund expenses absent expense reimbursements) would have been 1.07%, 1.12%, 1.33%, 1.83%, 1.36%, 2.53%, 2.10%, and 1.90%, respectively. For these Portfolios, it is Minnesota Life's intention to waive other fund expenses during the current fiscal year which exceed, as a percentage of average daily net assets, .15%. Minnesota Life also reserves the option to reduce the level of other expenses which it will voluntarily absorb.

(2) Class 2 of the Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

CONTRACT OWNER EXPENSE EXAMPLE

You would pay the following expenses on a $1,000 investment assuming (1) 5% annual return (2) redemption at the end of each time period and (3) removal of any annual amount not subject to contingent deferred sales charge.

                                                                                               IF YOU ANNUITIZE AT THE
                                                   IF YOU SURRENDERED YOUR                   END OF THE APPLICABLE TIME
                                                 CONTRACT AT THE END OF THE                PERIOD OR YOU DO NOT SURRENDER
                                                   APPLICABLE TIME PERIOD                           YOUR CONTRACT
                                          -----------------------------------------   -----------------------------------------
                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                          -------   --------   --------   ---------   -------   --------   --------   ---------
  Growth Portfolio                         $110       $182       $245       $421        $40       $122       $205       $421
  Bond Portfolio                           $110       $182       $246       $423        $40       $122       $206       $423
  Money Market Portfolio                   $111       $183       $247       $425        $41       $123       $207       $425
  Asset Allocation Portfolio               $110       $182       $245       $421        $40       $122       $205       $421
  Mortgage Securities Portfolio            $111       $183       $247       $424        $41       $123       $207       $424
  Index 500 Portfolio                      $109       $179       $241       $413        $39       $119       $201       $413
  Capital Appreciation Portfolio           $113       $189       $257       $442        $43       $129       $217       $442
  International Stock Portfolio            $114       $194       $264       $455        $44       $134       $224       $455
  Small Company Growth Portfolio           $113       $189       $257       $443        $43       $129       $217       $443
  Maturing Government Bond 2002
   Portfolio                               $109       $178       $239       $410        $39       $118       $199       $410
  Maturing Government Bond 2006
   Portfolio                               $109       $178       $239       $410        $39       $118       $199       $410
  Maturing Government Bond 2010
   Portfolio                               $109       $178       $239       $410        $39       $118       $199       $410
  Value Stock Portfolio                    $113       $189       $257       $443        $43       $129       $217       $443
  Small Company Value Portfolio            $114       $192       $262       $451        $44       $132       $222       $451
  International Bond Portfolio             $116       $199       $272       $470        $46       $139       $232       $470
  Index 400 Mid-Cap Portfolio              $110       $182       $246       $423        $40       $122       $206       $423
  Macro-Cap Value Portfolio                $113       $191       $260       $447        $43       $131       $220       $447
  Micro-Cap Growth Portfolio               $117       $202       $278       $479        $47       $142       $238       $479
  Real Estate Securities Portfolio         $114       $192       $262       $451        $44       $132       $222       $451
  Templeton Variable Products Series
   Fund
   Developing Markets Fund Class 2         $124       $221       $307       $529        $54       $161       $267       $529

This example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser.

CAN YOU MAKE PARTIAL WITHDRAWALS FROM THE CONTRACT?

Yes. You may make withdrawals of the accumulation value of your contract before an annuity begins. Your requests for partial withdrawals must be in writing.

Partial withdrawals are generally subject to the deferred sales charge. In addition, a penalty tax on the amount of the taxable distribution may be assessed upon withdrawals from the variable annuity contract in certain circumstances, including distributions made prior to the owner's attainment of age 59 1/2.

DO YOU HAVE A RIGHT TO CANCEL YOUR CONTRACT?

Yes. You may cancel your contract any time within ten days of receiving it by returning it to us or your agent. In some states, the free look period may be longer than ten days. For example, California's free look period is thirty days. These rights are subject to change and may vary among the states.

WHAT IF THE OWNER OR ANNUITANT DIES?

If the contract owner dies before annuity payments begin, we will pay the death benefit to the beneficiary. In the case of joint owners, this amount would be payable at the death of the second owner. The death benefit payable to the beneficiary upon the death of the contract owner or annuitant, if applicable, if the contract owner or annuitant dies prior to his or her 80th birthday, during the accumulation period is equal to the greater of:

    -  the amount of the accumulation value payable at death; or

    -  the total amount of your purchase payments, less all partial withdrawals;
       or

    - the last "stepped-up value" prior to the date of death, adjusted for any purchase payments or withdrawals.

If the contract owner or annuitant, if applicable, dies on or after his or her 80th birthday, the death benefit is the greater of:

    -  the accumulation value payable at death; or

    -  the total amount of purchase payments, less all partial withdrawals; or

    - the last "stepped-up value" prior to age 80, adjusted for any withdrawals.

The "stepped-up value" will be determined on each contract anniversary that is an exact multiple of three and is prior to the 80th birthday of the oldest owner or annuitant, if applicable.

If the annuitant dies after annuity payments have begun, we will pay whatever death benefit may be called for by the terms of the annuity option selected. If the owner of this contract is other than a natural person, such as a trust or other similar entity, we will pay a death benefit of the accumulation value to the named beneficiary on the death of the annuitant if death occurs prior to the commencement of annuity payments.

WHAT ANNUITY OPTIONS ARE AVAILABLE?

The annuity options available are:

    -  a life annuity;

    - a life annuity with a period certain of 120 months, 180 months or 240 months;

    -  a joint and last survivor annuity; and

    -  a period certain annuity.

Each annuity option may be elected as a variable annuity or fixed annuity or a combination of the two. Other annuity options may be available from us on request.

WHAT VOTING RIGHTS DO YOU HAVE?

Contract owners and annuitants will be able to direct us as to how to vote shares of the Funds held for their contracts where shareholder approval is required by law in the affairs of the Funds.

CONDENSED FINANCIAL INFORMATION AND FINANCIAL
STATEMENTS

No condensed financial information is included in this prospectus for the Variable Annuity Account because no variable annuity contracts of this class have been sold prior to the date of this prospectus. The financial statements of the Minnesota Life Insurance Company and the Variable Annuity Account may be found in the Statement of Additional Information.

(SIDEBAR)
We are a life insurance company.
The Variable Annuity Account is one of our separate accounts.
Each of the 20 sub-accounts of the Variable Annuity Account invests in a different Fund Portfolio.
(END SIDEBAR)

GENERAL DESCRIPTIONS

A. MINNESOTA LIFE INSURANCE COMPANY

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. In 1998, Minnesota Mutual reorganized as a stock insurance company subsidiary of Minnesota Mutual Companies, Inc., a mutual insurance holding company, and took the name Minnesota Life. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: 1-800-362-3141. We are licensed to do a life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

B. VARIABLE ANNUITY ACCOUNT

We established the Variable Annuity Account on September 10, 1984, in accordance with Minnesota law. The separate account is registered as a "unit investment trust" with the SEC under the Investment Company Act of 1940, but that registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Variable Annuity Account.

The assets of the Variable Annuity Account are not chargeable with liabilities arising out of any other business we may conduct. The investment performance of the Variable Annuity Account is entirely independent of both the investment performance of our General Account and of any of our separate accounts. All obligations under the contracts are our general corporate obligations.

The Variable Annuity Account currently has twenty sub-accounts to which you may allocate purchase payments. Each sub-account invests in shares of a corresponding Portfolio of the Funds. Additional sub-accounts may be added at our discretion.

C. THE FUNDS

Advantus Fund is a mutual fund advised by Advantus Capital Management, Inc. ("Advantus Capital"). Advantus Fund issues its shares only to us and our separate accounts. It may offer shares to separate accounts of insurance companies affiliated with us in the future. Advantus Capital is a wholly-owned subsidiary of Minnesota Life.

(SIDEBAR)
We may change the Portfolios offered under the contract.
(END SIDEBAR)
Advantus Capital has retained investment sub-advisers to manage the investments of certain Portfolios of Advantus Fund. Those sub-advisers are:

SERIES FUND PORTFOLIO               SUB-ADVISER
---------------------  --------------------------------------
Capital Appreciation   Winslow Capital Management, Inc.
International Stock    Templeton Investment Counsel, Inc.
Macro-Cap Value        J.P. Morgan Investment Management Inc.
Micro-Cap Growth       Wall Street Associates
Global Bond            Julius Baer Investment Management Inc.

The Variable Annuity Account also invests in Class 2 shares of Templeton Developing Markets Fund ("Templeton Fund"), a diversified series of Templeton Variable Products Series Fund. The investment adviser of Templeton Developing Markets Fund is Templeton Asset Management Ltd.

Prospectuses for Advantus Fund and Templeton Fund are attached to this Prospectus. You should carefully read these prospectuses before investing in the contract.

D. ADDITIONS, DELETIONS OR SUBSTITUTIONS

We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Annuity Account. If investment in a Fund should no longer be possible or if we determine it becomes inappropriate for contracts of this class, we may substitute another fund for a sub-account. Substitution may be with respect to existing accumulation values, future purchase payments and future annuity payments.

We may also establish additional sub-accounts in the Variable Annuity Account. We reserve the right to add, combine or remove any sub-accounts of the Variable Annuity Account. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. We will use similar considerations in determining whether to eliminate one or more of the sub-accounts of the Variable Annuity Account. The addition of any investment option may be made available to existing contract owners on whatever basis we determine.

We also reserve the right, when permitted by law, to de-register the Variable Annuity Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the contract owners, and to combine the Variable Annuity Account with one or more of our other separate accounts.

Shares of the Funds are also sold to other separate accounts, which may invest premiums under variable life policies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a Fund simultaneously. Neither we nor the Funds currently foresee any such disadvantages either to variable life insurance policy

(SIDEBAR)
A deferred sales charge may apply.
(END SIDEBAR)
owners or to variable annuity contract owners. However, the Funds' Boards of Directors intend to monitor events in order to identify any material conflicts between policy owners and contract owners and to determine what action, if any, should be taken in response thereto. Possible actions could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example:

    -  changes in state insurance laws,

    -  changes in federal income tax laws,

    - changes in the investment management of any of the Portfolios of the Funds, or

    - differences in voting instructions between those given by policy owners and those given by contract owners.

CONTRACT CHARGES

A. DEFERRED SALES CHARGE

No sales charge is deducted from a purchase payment made for this contract at the time of its receipt. However, when a contract's accumulation value is reduced by a withdrawal or a surrender, a deferred sales charge may be deducted. This is for expenses related to the sale of the contracts. The amount of the deferred sales charge is determined from the percentages shown in the table below. The schedule in the table is applied separately to each purchase payment. All purchase payments will be allocated to a withdrawal or a surrender for this purpose on a first-in, first-out basis. It applies only to withdrawal or surrender of purchase payments we received within seven years of the date of the withdrawal or surrender.

The applicable deferred sales charge percentage is as shown in the table below:

CONTRACT YEARS SINCE PAYMENT   CHARGE
----------------------------   ------
            0-1                  7%
            1-2                  7%
            2-3                  6%
            3-4                  5%
            4-5                  4%
            5-6                  3%
            6-7                  2%
      7 and thereafter           0%

The amount of the deferred sales charge is determined by:

    - calculating the number of years each purchase payment being withdrawn has been in the contract;

    - multiplying each purchase payment withdrawn by the appropriate sales charge percentage in the table; and

    - adding the deferred sales charge from all purchase payments so calculated. This amount is then deducted from your accumulation value.

EXAMPLE Assuming that all amounts to be withdrawn are subject to a deferred sales load, if the contractowner requests a withdrawal of $1,000, and the applicable sales charge is 7% (because the purchase payment was made within the last 2 years), the contractowner will receive $1,000, the sales charge will be $75.27 (which represents the sales charge applied to the total amount withdrawn, including the sales charge) and the total withdrawn amount deducted from the accumulation value will equal $1,075.27.


The deferred sales charge will not apply to:

    - amounts withdrawn in any calendar year that are less than or equal to the greater of: (1) accumulation value less purchase payments not previously withdrawn; or (2) 10% of the sum of purchase payments not previously withdrawn that have been received by us within seven years of withdrawal;

    -  any amounts withdrawn to pay the contract fee;

    - amounts payable as a death benefit upon the death of the owner or the annuitant, if applicable;

    -  amounts applied to provide annuity payments under an annuity option;

    - a surrender or withdrawal requested any time after the first contract anniversary when benefits are payable due to a qualifying confinement in a hospital or medical care facility as described below; or

    - a surrender or withdrawal requested any time after the first contract anniversary in the event that benefits are payable because of the diagnosis of a terminal illness as described below.

A surrender or withdrawal request made any time after the first contract anniversary due to the owner's confinement in a hospital or medical care facility for at least 90 consecutive days will not be subject to a deferred sales charge. The request must be made while the owner is still confined or within 60 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. A medical care facility for this purpose means a facility operated pursuant to law or any state licensed facility providing medically necessary in-patient care which is:

    -  prescribed by a licensed Physician in writing; and

    - based on physical limitations which prohibit daily living in a non-institutional setting.

A surrender or withdrawal request made any time after the first contract anniversary in the event the owner is diagnosed with a terminal illness will also not be subject to a deferred sales charge. A terminal illness for this purpose is a condition which:

    -  is diagnosed by a licensed Physician; and

    - is expected to result in death within 12 months for 80% of diagnosed cases.

(SIDEBAR)
We pay broker-dealers to sell the contracts.
(END SIDEBAR)

For purposes of these provisions, we must receive due proof, satisfactory to us, of the owner's confinement or terminal illness in writing. Physician for this purpose means:

    - a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and

    - not the owner, the annuitant or a member of either the owner's or the annuitant's immediate families.

In certain states (for example New Jersey) a surrender or withdrawal request due to the owner's confinement in a hospital or medical care facility; or if the owner is diagnosed with a terminal illness; may be made immediately after contract issue (rather than after the first contract anniversary). Please see your contract for the applicable provision in your state.

If the owner of this contract is other than a natural person, such as a trust or other similar entity, benefits payable due to nursing home confinement or terminal illness will be based upon the annuitant.

If the owner, or annuitant in the case of a contract owned by a non-natural person, is changed subject to the provisions of this contract, there will be a one year waiting period before the new owner or annuitant is eligible for these benefits.

The deferred sales charge is designed to compensate us for the distribution expenses of the contract. To the extent that sales expenses are not recovered from the sales load, we will recover them from our other assets or surplus including profits from mortality and expense risk charges.

In addition, we will waive the sales charge on:

    - any portion of a contract's purchase payments applied to the purchase of an Adjustable Income Annuity (an immediate variable annuity product that we issue) and

    - amounts withdrawn because of an excess contribution to a tax-qualified contract (including for example IRAs and tax sheltered annuities).

Ascend Financial Services, Inc. ("Ascend Financial"), the principal underwriter for the contracts, may pay up to 4.75% of the amount of purchase payments to broker-dealers who sell the contracts. In addition, either Ascend Financial or we will issue credits to broker-dealers which will allow their registered representatives to attend meetings sponsored by us or our affiliates for training and education purposes with respect to the insurance and/or investment products that we or our affiliates offer. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay those registered representatives amounts based upon their production and the persistency of life insurance and annuity business they place with us.

(SIDEBAR)
The mortality and expense risk charge is 1.25%, but we may increase it to 1.40%. (END SIDEBAR)

B. MORTALITY AND EXPENSE RISK CHARGE
We assume mortality risk under the contract by our obligation to continue to make monthly annuity payments, in accordance with the annuity rate tables and other provisions in the contract, regardless of how long that annuitant lives or all annuitants as a group live. This assures an annuitant that neither the annuitant's own longevity nor an improvement in life expectancy generally will have an adverse effect on the monthly annuity payments received under the contract.

Our expense risk is the risk that the charges under the contract will be inadequate to cover our expenses.

For assuming these risks, we currently make a deduction from the Variable Annuity Account at the annual rate of 1.25% of net asset value. We reserve the right to increase the charge to not more than 1.40% on an annual basis. This charge is deducted during both the accumulation phase and the annuity phase of the contract.

If these deductions are insufficient to cover our actual costs, then we will absorb the resulting losses. If the deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, any excess will be profit to us. Some or all of such profit may be used to cover any distribution costs not recovered through the deferred sales charge.

C. ADMINISTRATIVE CHARGE

We perform all contract administrative services. These include the review of applications, the preparation and issue of contracts, the receipt of purchase payments, forwarding amounts to the Funds for investment, the preparation and mailing of periodic reports and other services.

For providing these services we make a deduction from the Variable Annuity Account at the annual rate of .15% of the net asset value of the Variable Annuity Account. We reserve the right to increase this administrative charge to an annual rate of not more than .40%.

Because the charge is designed to cover administrative expenses, it is taken during both the accumulation period and the annuity period by the contract. Since the charge is taken from a contract on each valuation date, there is no return of any part of the charge in the event that the contract is redeemed. As the charge is made as a percentage of assets in the Variable Annuity Account, there is no necessary relationship between the amount of administrative charge imposed on a given contract and the amount of expenses that may be attributable to that contract.

D. CONTRACT FEE

We charge a contract fee for maintaining the records and documents with each contract. This fee is the lesser of $30 or 2% of accumulation value at the end of the contract year. The contract fee will apply when the greater of either:

    -  accumulation value; or

    -  purchase payments, less withdrawals,

is less than $50,000 at the end of the contract year.

The fee is deducted on the contract anniversary pro-rata from the General Account and Separate Account values.

E. PREMIUM TAXES

Deduction for any applicable state premium taxes may be made from each purchase payment or when an annuity begins. Currently such taxes range of 0% to 3.5%, depending on applicable law. Any amount withdrawn from the Contract may be reduced by any premium taxes not previously deducted.

F. TRANSACTION CHARGES

There currently is no charge for any transfer. However, we reserve the right to charge up to $10, for the second and subsequent transfers in any calendar month. We also reserve the right to charge a $50 fee to cover administrative costs if you exchange the contract for another of our variable annuities.
(SIDEBAR)
You can instruct us how to vote Fund shares.
(END SIDEBAR)

VOTING RIGHTS

We will vote the Fund shares held in the Variable Annuity Account at shareholder meetings of the Funds. We will vote shares attributable to contracts in accordance with instructions received from contract owners with voting interests in each sub-account of the Variable Annuity Account. We will vote shares for which no instructions are received and shares not attributable to contracts in the same proportion as shares for which instructions have been received. The number of votes for which a contract owner may provide instructions will be calculated separately for each sub-account of the Variable Annuity Account. If applicable laws should change so that we were allowed to vote shares in our own right, then we may elect to do so.

During the accumulation period, you hold the voting interest in the contract. The number of votes will be determined by dividing the accumulation value of the contract attributable to each sub-account by the net asset value per share of the Fund shares held by that sub-account.

During the annuity period the annuitant holds the voting interest in the contract. The number of votes will be determined by dividing the reserve for each contract allocated to each sub-account by the net asset value per share of the Fund shares held by that sub-account. After an annuity begins, the votes attributable to any particular contract will decrease as the reserves decrease. In determining any voting interest, we count fractional shares.

We shall notify you or annuitant of a Fund shareholders' meeting if the contract has shares to vote. We will also send proxy materials and a form of instruction so that you can instruct us with respect to voting.

(SIDEBAR)
The contract is a flexible payment variable annuity.
We issue the contract to you and you select the annuitant.
(END SIDEBAR)

DESCRIPTION OF THE CONTRACT

A. GENERAL PROVISIONS

1. Flexible Payment Variable Annuity Contract

The contract may be used in connection with all types of tax-qualified plans, state deferred compensation plans or individual retirement annuities adopted by or on behalf of individuals. It may also be purchased by individuals not as a part of any plan. The contract provides for a variable annuity or a fixed annuity to begin at some future date. Purchase payments are flexible with respect to timing and amount.

2. Issuance of Contract

The contract is issued to you, the contract owner named in the application. You may be the annuitant or you may specify someone else to be the annuitant.

3. Modification of the Contract

Your contract may be modified at any time by written agreement between you and us. However, no such modification will adversely affect the rights of an annuitant under the contract unless the modification is made to comply with a law or government regulation. You will have the right to accept or reject the modification.

4. Assignment

If the contract is sold in connection with a tax-qualified program (including employer sponsored employee pension benefit plans, tax-sheltered annuities and individual retirement annuities), then:

    - your or the annuitant's interest may not be assigned, sold, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, and

    - to the maximum extent permitted by law, benefits payable under the contract shall be exempt from the claims of creditors.

If the contract is not issued in connection with a tax-qualified program, any person's interest in the contract may be assigned during the lifetime of the annuitant.

We will not be bound by any assignment until we have recorded written notice of it at our home office. We are not responsible for the validity of any assignment. An assignment will not apply to any payment or action we make before it was recorded. Any payments to an assignee will be paid in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

(SIDEBAR)
You cannot pay more than $5 million unless we consent.
We may cancel your contract if you stop making payments and have a small accumulation value.
We normally pay lump sum payments within 7 days, but may delay payments in certain circumstances.
(END SIDEBAR)
5. Limitations on Purchase Payments

You choose when to make purchase payments. Purchase payments must be at least $2,000. This minimum may not apply under certain automatic or group payment plans, or if other retirement plan limitations apply. There may also be limits on the maximum contributions to retirement plans that qualify for special tax treatment.

There is no minimum amount which must be allocated to any sub-account of the Variable Annuity Account. In the Variable Annuity Account, your purchase payments are invested in the Funds according to your instructions. We will return your initial payment within five business days if:

    - your application fails to specify which Portfolios you desire, or is otherwise incomplete, and

    - you do not consent to our retention of your initial payment until the application is made complete.

Total purchase payments under the contract may not exceed $5,000,000, except with our consent.

The contract permits us to cancel your contract, and pay you its accumulation value if:

    - no purchase payments are made for a period of two or more full contract years, and

    - the total purchase payments made, less any withdrawals and associated charges, are less than $2,000, and

    -  the accumulation value of the contract is less than $2,000.

We will notify you, in advance, of our intent to exercise this right in our annual report to you about the status of your contract. We will cancel the contract ninety days after the contract anniversary unless we receive an additional purchase payment before the end of that ninety day period. Contracts issued in some states (for example, New Jersey) do not contain such a cancellation because the laws of those states do not permit it.

Additional purchase payments will not be accepted while either the owner or joint owner qualifies under the nursing home or terminal illness provisions for the waiver of any contingent deferred sales charges.

6. Deferment of Payment

We will pay any single sum payment within seven days after the date the payment is called for by the terms of the contract, unless the payment is postponed for:

    - any period during which the New York Stock Exchange is closed other than customary weekend and holiday closings, or during which trading on the New York Stock Exchange is restricted, as determined by the SEC;

    - any period during which an emergency exists as determined by the SEC as a result of which it is not reasonably practical to dispose of securities in the Portfolio(s) or to fairly determine the value of the assets of the Portfolio(s); or

    - other periods the SEC by order permits for the protection of the contract owners.
(SIDEBAR)
Each of the annuity options is available on a fixed, variable or combination fixed and variable basis.
You tell us when to begin making annuity payments to the annuitant, unless your retirement plan requires them to commence by a certain age.
(END SIDEBAR)

B. ANNUITY PAYMENTS AND OPTIONS

1. Annuity Payments

Variable annuity payments are determined on the basis of:

    - the mortality table specified in the contract, which reflects the age of the annuitant,

    -  the type of annuity payment option you select, and

    -  the investment performance of the Fund Portfolios you select.

The amount of the variable annuity payments will not be affected by adverse mortality experience or by an increase in our expenses in excess of the expense deductions provided for in the contract. The annuitant will receive the value of a fixed number of annuity units each month. The value of those units, and thus the amounts of the monthly annuity payments will, however, reflect investment gains and losses and investment income of the Funds. Thus, the annuity payments will vary with the investment experience of the assets of the Portfolios you select.

2. Electing the Retirement Date and Form of Annuity

The contract provides for four annuity options. Any one of them may be elected if permitted by law. Each annuity option may be elected on either a variable annuity or a fixed annuity basis, or a combination of the two. We may make other annuity options available on request.

While the contract requires that we must receive your notice of election to begin annuity payments at least 30 days prior to the annuity commencement date, we are currently waiving that requirement for variable annuity elections received at least three valuation days prior to the 15th of the month. We reserve the right to enforce the 30 day notice requirement at our option at any time in the future.

The contract permits an annuity payment to begin on the first day of any month. Under the contract, if you do not make an election, annuity payments will begin on the later of:

    -  the 85th birthday of the annuitant, or

    -  seven years after the date of issue of the contract.

Currently, it is our practice to await your instructions before beginning to pay annuity payments. If you fail to elect an annuity option, a variable annuity will be provided and the annuity option will be Option 2A, a life annuity with a period of 120 months.

The minimum first monthly annuity payment on either a variable or fixed dollar basis must be at least $20. If the first monthly annuity payment would be less than $20, we may fulfill our obligation by paying in a single sum the surrender value of the contract which would otherwise have been applied to provide annuity payments.

The maximum amount which may be applied to provide a fixed annuity under the contract is $1,000,000.

Benefits under retirement plans that qualify for special tax treatment generally must commence no later than the April 1 following the year in which the participant reaches age 70 1/2 and are subject to other conditions and restrictions.

3. Annuity Options

OPTION 1 - LIFE ANNUITY This is an annuity payable monthly during the lifetime of the annuitant and terminating with the last scheduled payment preceding the death of the annuitant. This option offers the maximum monthly payment since there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. It would be possible under this option for the annuitant to receive only one annuity payment if he or she died prior to the due date of the second annuity payment, two if he or she died before the due date of the third annuity payment, etc.

OPTION 2 - LIFE ANNUITY WITH A PERIOD CERTAIN OF 120 MONTHS (OPTION 2A), 180 MONTHS (OPTION 2B), OR 240 MONTHS (OPTION 2C) This is an annuity payable monthly during the lifetime of the annuitant, with the guarantee that if the annuitant dies before payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain. If the beneficiary so elects at any time during the remainder of the period certain, the present value of the remaining guaranteed number of payments, based on the then current dollar amount of one such payment and using the same interest rate which served as a basis for the annuity, shall be paid in a single sum to the beneficiary.

OPTION 3 - JOINT AND LAST SURVIVOR ANNUITY This is an annuity payable monthly during the joint lifetime of the annuitant and a designated joint annuitant and continuing thereafter during the remaining lifetime of the survivor. Under this option there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. If this option is elected, the contract and payments shall then be the joint property of the annuitant and the designated joint annuitant. It would be possible under this option for both annuitants to receive only one annuity payment if they both died prior to the due date of the second annuity payment, two if they died before the due date of the third annuity payment, etc.
OPTION 4 - PERIOD CERTAIN ANNUITY This is an annuity payable monthly for a period certain of 10 to 20 years, as elected. At any time prior to the annuitant's

(SIDEBAR)
The amount of your first annuity payment depends on the age of the annuitant and the annuity option you select.
(END SIDEBAR)
death, the annuitant may elect to withdraw the commuted value of any portion of the remaining annuity payments as determined by Minnesota Life. Redemption requests for any period certain annuity may not be less than the minimum contract withdrawal amount. Commutation prior to death is not available on the general account.

If the annuitant dies before all payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain, or be commuted to a present value as determined by Minnesota Life and paid as either a single sum or applied to effect a life anniuty under Option 1 or Option 2, at the beneficiary's election.

NOTICE - PLEASE READ CAREFULLY

WE HAVE BEEN ADVISED THAT IT IS THE POSITION OF THE INTERNAL REVENUE SERVICE THAT WHEN WITHDRAWALS (OTHER THAN ANNUITY PAYMENTS) ARE TAKEN FROM AN ANNUITY CONTRACT IN "PAYOUT" STATUS, SUCH AS BY CANCELING A PERIOD CERTAIN ANNIUTY CONTRACT UNDER OPTION 4 PRIOR TO DEATH OF THE ANNUITANT AND TAKING A COMMUTED VALUE, THEN ALL AMOUNTS RECEIVED BY THE TAXPAYER ARE TAXABLE AT ORDINARY INCOME RATES AS AMOUNTS "NOT RECEIVED AS AN ANNUITY". IN ADDITION, SUCH AMOUNTS ARE TAXABLE TO THE RECIPIENT WITHOUT REGARD TO THE OWNER'S INVESTMENT IN THE CONTRACT OR ANY INVESTMENT GAIN WHICH MIGHT BE PRESENT IN THE CURRENT ANNUITY VALUE. THIS ADVERSE TAX RESULT MEANS THAT OWNERS OF NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS PRIOR TO THE EXERCISE OF THIS RIGHT TO COMMUTE A PERIOD CERTAIN ANNUITY CONTRACT, PRIOR TO DEATH OF THE ANNUITANT.

4. Determination of Amount of First Monthly Annuity Payment

The first monthly annuity payment under the contract is determined by the accumulation value of the contract when the annuity begins. In addition, many states impose a premium tax on the amount used to purchase an annuity benefit, depending on the type of plan involved. These taxes are deducted from the accumulation value applied to provide annuity payments. We reserve the right to make such deductions from purchase payments as they are received.

The amount of the first monthly payment depends on the optional annuity form elected and the "adjusted age" of the annuitant. A formula for determining the adjusted age is contained in your contract.

The contract contains tables indicating the dollar amount of the first fixed monthly payment under each optional annuity form for each $1,000 of value applied (after deduction of any premium taxes not previously deducted). If, when annuity payments are elected, we are using tables of annuity rates for this contract which result in larger annuity payments, we will use those tables instead.

The dollar amount of the first monthly variable annuity payment is determined by applying the accumulation value (minus any premium tax deduction) to a rate per $1,000 contained in a table in the contract. The contract table on which the rate per $1,000 is based assumes an interest rate of 4.5% per annum. The amount of the first payment depends upon the annuity payment option selected and the adjusted age(s) of the annuitant and any joint annuitant. A number of annuity units is then determined by dividing this dollar amount by the then current annuity unit value. Thereafter, the number of annuity units remains unchanged during the period of annuity payments. This determination is made separately for each sub-account of the Variable Annuity Account. The number of annuity units is based upon the accumulation value in each sub-account as of the date annuity payments are to begin.

The dollar amount determined for each sub-account will then be aggregated for purposes of making payments.

The 4.5% interest rate assumed in the variable annuity determination would produce level annuity payments if the net investment factor remained constant at 4.5% per year. Subsequent variable annuity payments will decrease, remain the same or increase depending upon whether the actual net investment factor is less than, equal to, or greater than 4.5%.

Annuity payments are always made as of the first day of a month. The contract requires that we receive notice of election to begin annuity payments at least thirty days prior to the annuity commencement date. We currently waive this notice requirement, but reserve the right to enforce it in the future.

Money will be transferred to the General Account for the purpose of electing fixed annuity payments, or to the appropriate variable sub-accounts for variable annuity payments, on the first valuation date on or following the fourteenth day of the month preceding the date on which the annuity is to begin.

If a request for a fixed annuity is received between the first valuation date following the fourteenth day of the month and the second to last valuation date of the month prior to commencement, the transfer will occur on the next valuation date on or following the date on which the request is received. If a fixed annuity request is received after the third to the last valuation day of the month prior to commencement, it will be treated as a request received the following month, and the commencement date will be changed to the first of the month following the requested commencement date. The account value used to determine fixed annuity payments will be the value as of the last valuation date of the month preceding the date the fixed annuity is to begin.

If a variable annuity request is received after the third valuation date preceding the first valuation date following the fourteenth day of the month prior to the commencement date, it will be treated as a request received the following month, and the commencement date will be changed to the first of the month following the requested commencement date. The account value used to determine the initial variable annuity payment will be the value as of the first valuation date following the fourteenth day of the month prior to the variable annuity commencement date.

5. Amount of Second and Subsequent Monthly Annuity Payments

The dollar amount of the second and later variable annuity payments is equal to the number of annuity units determined for each sub-account times the annuity unit value for that sub-account as of the due date of the payment. This amount may increase or decrease from month to month.

(SIDEBAR)
You may change Portfolios in the annuity period, subject to some restrictions. (END SIDEBAR)

6. Value of the Annuity Unit

The value of an annuity unit for a sub-account is determined monthly as of the first day of each month by multiplying the value on the first day of the preceding month by the product of:

    -  .996338, and

    - the ratio of the value of the accumulation unit for that sub-account for the valuation date next following the fourteenth day of the preceding month to the value of the accumulation unit for the valuation date next following the fourteenth day of the second preceding month (.996338 is a factor to neutralize the assumed net investment factor, as discussed above, of 4.5% per annum built into the first payment calculation which is not applicable because the actual net investment rate is credited instead).

The value of an annuity unit for a sub-account as of any date other than the first day of a month is equal to its value as of the first day of the next succeeding month.

7. Transfer of Annuity Reserves

During the annuity period, we hold amounts as "reserves" for our obligations to make annuity payments under your contract. You specify where we hold those reserves. If you specify a sub-account of the Variable Annuity Account, then the amount of your annuity payments will vary with the performance of that sub-account. Amounts held as annuity reserves may be transferred among the sub-accounts. Annuity reserves may also be transferred from a variable annuity to a fixed annuity during this time. The change must be made by a written request. The annuitant and joint annuitant, if any, must make such an election.

There are restrictions to such a transfer:

    - The transfer of an annuity reserve amount from any sub-account must be at least equal to $5,000 or the entire amount of the reserve remaining in that sub-account.

    - Annuity payments must have been in effect for a period of 12 months before a change may be made.

    -  Such transfers can be made only once every 12 months.

    - We must receive the written request for an annuity transfer more than 30 days in advance of the due date of the annuity payment subject to the transfer.

Upon request, we will make available to you annuity reserve amount sub-account information.

A transfer will be made on the basis of annuity unit values. The number of annuity units being transferred from the sub-account will be converted to a number of annuity units in the new sub-account. The annuity payment option will remain the same and cannot be changed. After this conversion, a number of annuity units in the new sub-account will be payable under the elected option. The first payment after conversion will be of the same amount as it would have been without the transfer. The number of annuity units will be set at the number of units which are needed to pay that same amount on the transfer date.

When we receive a request for the transfer of variable annuity reserves, it will be effective for future annuity payments. The transfer will be effective and funds actually transferred in the middle of the month prior to the next annuity payment affected by your request. We will use the same valuation procedures to determine your variable annuity payment that we used initially. However, if your annuity is based upon annuity units in a sub-account which matures on a date other than the stated annuity valuation date, then your annuity units will be adjusted to reflect sub-account performance in the maturing sub-account and the sub-account to which reserves are transferred for the period between annuity valuation dates.

Amounts held as reserves to pay a variable annuity may also be transferred to a fixed annuity during the annuity period. However, the restrictions which apply to annuity sub-account transfers will apply in this case as well. The amount transferred will then be applied to provide a fixed annuity amount. This amount will be based upon the adjusted age of the annuitant and any joint annuitant at the time of the transfer. The annuity payment option will remain the same. Amounts paid as a fixed annuity may not be transferred to a variable annuity.

When we receive a request to make such a transfer to a fixed annuity, it will be effective for future annuity payments. The transfer will be effective and funds actually transferred in the middle of the month prior to the next annuity payment. We will use the same fixed annuity pricing at the time of transfer that we use to determine an initial fixed annuity payment. However, if your annuity is based upon annuity units in a sub-account which matures on a date other than the stated annuity valuation date, then your annuity units will be adjusted to reflect sub-account performance in the maturing sub-account to which reserves are transferred for the period between annuity valuation dates. Contracts with this transfer feature may not be available in all states.

C. DEATH BENEFITS

If you die before annuity payments begin, we will pay the death benefit to the beneficiary. If the owner of this contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of the annuitant, if it occurs prior to the date that annuity payments have started. The death benefit will be paid in a single sum to the beneficiary designated unless an annuity payment option is elected.

If the owner or the annuitant, if applicable, dies prior to his or her 80th birthday, the death benefit is the greater of:

    -  accumulation value payable at death; or

    -  the total amount of purchase payments, less all partial withdrawals; or

    - the last "stepped-up value" prior to the date of death, adjusted for any purchase payments and withdrawals occurring thereafter. The definition of this "stepped-up value" is described below.

If the contract owner or the annuitant, if applicable, dies on or after his or her 80th birthday, the death benefit is the greater of:

    -  the accumulation value payable at death; or

    -  the total amount of purchase payments, less all partial withdrawals; or

    - the last stepped-up value prior to the date of death, adjusted for any withdrawals occurring thereafter.

The stepped-up value will be determined on each contract anniversary that is an exact multiple of three and is prior to the 80th birthday of the owner or the annuitant, if applicable. The stepped-up value is the greater of: (a) accumulation value on that contract anniversary; or (b) the previous stepped-up value adjusted for any withdrawals occurring thereafter. Where joint owners exist, there will be no further stepped-up values after the 80th birthday of the oldest joint owner. After the death of the first joint owner, stepped-up values may resume on the next contract anniversary that is an exact multiple of three providing the surviving joint owner continues the contract and has not yet reached his or her 80th birthday.

If there are joint owners of the contract, at the death of the first owner, there will be no death benefit adjustment to the accumulation value, if the surviving owner elects to continue the contract.

If any portion of the death benefit is payable to the designated beneficiary who is also the surviving spouse, that spouse shall be treated as the contract owner for purposes of: (1) when payments must begin, and (2) the time of distribution in the event of that spouse's death. In addition, if a surviving spouse elects to assume his or her deceased spouse's contract, there will be no adjustment to the accumulation value in the form of a death benefit.

If the designated beneficiary is a person other than the owner's spouse, that beneficiary may elect an annuity option measured by a period not longer than that beneficiary's life expectancy only so long as annuity payments begin not later than one year after the death. If there is no designated beneficiary, then the entire value in the contract must be distributed within five years after the death.

If the annuitant dies after annuity payments have started, we will pay whatever amount may be required by the terms of the annuity payment option selected. The remaining value in the contract must be distributed at least as rapidly as under the option in effect at the annuitant's death.

To illustrate the death benefit, assume a contract is issued to joint owners, age 69 and 67. A single purchase payment of $50,000 is made and no withdrawals take place. On the third contract anniversary (owners age 72 and 70), the accumulation value has increased to $62,500. Both owners are under age 80 so the guaranteed minimum death benefit is "stepped-up" to $62,500. In the 5th contract year, the oldest owner (now age 74) dies. The current accumulation value has decreased to $61,000. The death benefit available to the joint owner is $62,500, the greater of the accumulation value ($61,000), purchase payments less withdrawals ($50,000), or the previous stepped-up value ($62,500).

Assume further that the joint owner, being the spouse, chooses to continue the contract after the first spouse's death. On the sixth contract anniversary the accumulation value has increased to $70,000 and the surviving owner is now age
73. The death benefit is again stepped-up to the current value of $70,000. On the ninth contract anniversary (age 76), the accumulation value has decreased to $69,600, so no additional step-up is applied to the guaranteed minimum death benefit. On the twelfth contract anniversary (age 79) the accumulation value is $85,000 and the guaranteed minimum death benefit is stepped-up to $85,000.

On the fifteenth contract anniversary, the owner is now age 82 and is no longer eligible for further step-ups. At age 86, the remaining owner dies with an accumulation value of $125,000. The amount payable to the beneficiary is then the amount of $125,000, since it is the greater of the accumulation value ($125,000), purchase payments less withdrawals ($50,000), or the previous stepped-up value ($85,000).

The value of the death benefit will be determined as of the valuation date coincident with or next following the day we receive due proof of death and any related information necessary. Any amounts due as a death benefit in excess of the accumulation value on the date we receive due proof of death will be directed into the money market sub-account in fulfillment of the guaranteed death benefit provision of the Contract.

Prior to any election by the beneficiary of a death benefit payment option, amount held in the contract (including amounts paid or payable by us as a death benefit to the accumulation value) shall continue to be affected by the sub-account performance as allocated by the contract owner. The beneficiary has the right to allocate or transfer any amount to any available sub-account option, subject to the same limitations imposed on the contract owner.

D. PURCHASE PAYMENTS AND VALUE OF THE CONTRACT

1. Crediting Accumulation Units

During the accumulation period -- the period before annuity payments begin -- each purchase payment is credited on the valuation date on or following the date we receive the purchase payment at our home office. When the contract is originally issued, application forms are completed by the applicant and forwarded to our home office. We will review each application form for compliance with our issue criteria and, if it is accepted, we will issue a contract. Applications received without instructions as to allocations will be treated as incomplete.

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Initial purchase payments are credited within 2 business days of our receipt of a complete application.
Subsequent purchase payments are credited on the day we receive them, or on the next business day if they arrive late in the day.
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If your initial purchase payment is accompanied by an incomplete application, your purchase payment will not be credited until we receive a completed application. We will immediately return your initial purchase payment in full if it appears your application cannot be completed within five business days, unless you specifically consent to our holding your purchase payment until your application is completed.

We will credit your purchase payments to your contract in the form of accumulation units. The number of accumulation units credited with respect to each purchase payment is determined by dividing the portion of the purchase payment allocated to each sub-account by the then current accumulation unit value for that sub-account.

The number of accumulation units so determined shall not be changed by any subsequent change in the value of an accumulation unit, but the value of an accumulation unit will vary from valuation date to valuation date to reflect the investment experience of the Portfolios you select.

We will determine the value of accumulation units on each day on which each Portfolio is valued. The net asset value of the Portfolios' shares shall be computed once daily, and, in the case of Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (currently, 3:00 p.m., Central time), on each day, Monday through Friday, except:

    - days on which changes in the value of that Fund's portfolio securities will not materially affect the current net asset value of that Portfolio's shares,

    - days during which none of that Portfolio's shares are tendered for redemption and no order to purchase or sell that Portfolio's shares is received by that Portfolio and

    - customary national business holidays on which the New York Stock Exchange is closed for trading.

The value of accumulation units will be the same on all purchase payments we receive at our home office on that day prior to the close of the Exchange. Purchase payments received after the close of business of the Exchange will be priced on the next valuation date.

In addition to providing for the allocation of purchase payments to the sub-accounts of the Variable Annuity Account, the contracts allow you to allocate purchase payments to our General Account for accumulation at a guaranteed interest rate.

2. Transfers

Upon your written request, values may be transferred between our General Account and the Variable Annuity Account or among the sub-accounts of the Variable Annuity Account. We will make the transfer on the basis of accumulation unit values next determined upon receipt of your request at our home office. No deferred sales charge will be imposed on transfers. There is no dollar amount limitation on transfers and we reserve the right to impose a charge of up to $10 for transfers occurring more frequently than once a month. No charge is currently imposed.

The contracts permit us to limit the frequency and amount of transfers from our General Account to the Variable Annuity Account. Except as provided below, we limit such transfers to a single such transfer during any calendar year and to any amount which is no more than 20% of the General Account accumulation value at the time of the transfer. However, in the case of General Account accumulation values of $1,000 or less, we will allow a one-time transfer of the entire accumulation value amount from the General Account to the sub-accounts of the Variable Annuity Account. Where you have a systematic transfer arrangement with us, you may transfer General Account current interest earnings or a specified amount from the General Account on a monthly, quarterly, semi-annual or annual basis. If you transfer a specified amount from the General Account, the maximum initial amount that may be transferred may not exceed 10% of your current General Account accumulation value at the time of the first transfer. For contracts where the General Account accumulation value is increased during the year because of transfers into the General Account or additional purchase payments, made after the program is established, systematic transfers are allowed to the extent of the greater of the current transfer amount of 10% of the then current General Account accumulation value. Even with respect to systematic transfer plans, we reserve the right to alter the terms of such programs once established where funds are being transferred out of the General Account. Our alternation of existing systematic transfer programs will be effective only upon our written notice to contract owners or changes affecting their election.

Systematic transfer arrangements may be established among the sub-accounts of the Variable Annuity Account. They may begin on the 10th or 20th of any month and if a transfer cannot be completed it will be made on the next available transfer date. In the absence of specific instructions, systematic transfers will be made on a monthly basis and will remain active until the appropriate sub-account accumulation value is depleted. Systematic transfer arrangements are limited to a maximum of twenty sub-accounts. There will be no charge for systematic transfers.

As a type of systematic transfer arrangement, for certain contracts we offer automatic portfolio rebalancing ("APR") on a quarterly, semi-annual and annual basis. Instructions to us must be in whole percentages totaling 100%. They will be treated as instructions for transfers to and from the various sub-accounts. Rebalancing instructions will not affect the current allocation of future purchase payments; they may differ from those future allocations and are not limited to any minimum or maximum number of sub-accounts. There will be no charge for APR transfers. APR is not available for values in the General Account or in the Advantus Fund Maturing Government Bond Portfolios.
(SIDEBAR)
Systematic transfers and telephone transfers are available.
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You may effect transfers, cancel automatic premium plans or change the allocation of your future purchase payments by telephone. Telephone transfers are subject to the same conditions and procedures as written transfer requests. During periods of marked economic or market changes, you may experience difficulty in implementing a telephone transfer due to a heavy volume of telephone calls. If that occurs, you should consider submitting a written transfer request while continuing to attempt a telephone redemption. We reserve the right to restrict the frequency of -- or otherwise modify, condition, terminate or impose charges upon -- telephone transfer privileges. For more information on telephone transfers, contact us at 1-800-362-3141.

Telephone contract services are automatically available to you. We will employ reasonable procedures to satisfy ourselves that instructions received from contract owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require contract owners or a person authorized by the owner to personally identify themselves in telephone conversations through information we designate. We record your telephone transfer instruction conversations and we provide you with a written confirmation of your telephone transfer.

The interests of contract owners arising from the allocation of purchase payments or the transfer of contract values to our General Account are not registered under the Securities Act of 1933. We are not registered as an investment company under the Investment Company Act of 1940. Accordingly, such interests are not subject to the provisions of those acts that would apply if registration under such acts were required. Therefore, the General Account is not described here.

3. MultiOption Wealthbuilder Credit

Where allowed by law, we reserve the right to credit certain additional amounts ("wealthbuilder credit") to your contract if you make large purchase payments. We pay for your Wealthbuilder credit with funds from our General Account. We reserve the right to modify, suspend or terminate this wealthbuilder credit program at any time, or from time to time, without notice.
(SIDEBAR)
If you make very large purchase payments we may credit your contract with extra values ("wealthbuilder credits").
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The current breakpoints for qualifying for a wealthbuilder credit are shown below. Also shown is the value of the wealthbuilder credit as a percentage of your purchase payment.

                            WEALTHBUILDER CREDIT AS A
   PURCHASE PAYMENT     PERCENTAGE OF THE PURCHASE PAYMENT
----------------------  ----------------------------------
$         0 -  499,999                 0.000%
    500,000 -  749,999                 0.375
    750,000 -  999,999                 0.750
 1,000,000 - 1,499,999                 1.125
 1,500,000 - 1,999,999                 1.500
 2,000,000 - 2,499,999                 1.875
 2,500,000 - 2,999,999                 2.250
 3,000,000 - 3,999,999                 2.625
 4,000,000 - 5,000,000                 3.000

(SIDEBAR)
Wealthbuilder credits may have tax consequences.
Your contract's accumulation value varies with the performance of the Portfolios you select and is not guaranteed.
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Your wealthbuilder credit is added the next business day after your purchase payments are allocated to your contract, and is allocated to the investment options in the same manner as the purchase payment. If you exercise your right to return your contract under the free look provision, the value of any Wealthbuilder Credit as of the date your contract is cancelled will be deducted from your accumulated value prior to determining the amount to be returned to you. This means that any loss attributable to the Wealthbuilder Credit amount will be borne by Minnesota Life if cancelled during the free look period. Similarly, the gain, if any attributable to the Wealthbuilder Credit amount, will be recaptured by Minnesota Life in the event of cancellation during the free look period. However, the total amount deducted will not exceed the total sales charge of the contract.

We do not consider the wealthbuilder credit to be part of your "investment in the contract" for income tax purposes (see "Federal Tax Status"). Generally, wealthbuilder credit will be treated as gain upon distribution. Wealthbuilder credit amounts may be withdrawn without assessment of the deferred sales charge (see "Deferred Sales Charge").

Each time a new purchase payment is made, a new wealthbuilder credit will be calculated. The applicable percentage from the chart will be based on the total cumulative purchase payments to date, including the new purchase payment, less all prior purchase payments withdrawn. The new wealthbuilder credit equals this percentage times the amount of the new purchase payment.

4. Value of the Contract

The accumulation value of your contract at any time prior to when annuity payments begin can be determined by multiplying the number of accumulation units of each sub-account to which you allocate values by the current value of these units and then adding the values so calculated. There is no assurance that your accumulation value will equal or exceed your purchase payments. We will advise you periodically of the number of accumulation units in your contract, the current value of each accumulation unit, and its total value.

5. Accumulation Unit Value

The value of an accumulation unit for each sub-account of the Variable Annuity Account was set at $1.000000 on the first valuation date of the sub-account. The value of an accumulation unit on any subsequent valuation date is determined by multiplying:

    - the value of that accumulation unit on the immediately preceding valuation date by

    - the net investment factor for the applicable sub-account (described below) for the valuation period just ended.

The value of an accumulation unit a day other than a valuation date is its value on the next valuation date.

6. Net Investment Factor for Each Valuation Period

The net investment factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. For any sub-account, the net investment factor for a valuation period is the gross investment rate for that sub-account for the valuation period, less a deduction for the mortality and expense risk charge at the current rate of 1.25% per annum and a deduction for the administration charge at the current rate of .15% per annum.

The gross investment rate is equal to:

    - the net asset value per share of a Portfolio share held in a sub-account of the Variable Annuity Account determined at the end of the current valuation period, plus

    - the per share amount of any dividend or capital gain distribution by the Portfolio if the "ex-dividend" date occurs during the current valuation period, divided by

    - the net asset value per share of that Portfolio share determined at the end of the preceding valuation period.

The gross investment rate may be positive or negative.

E. REDEMPTIONS

1. Partial Withdrawals and Surrender

Prior to the date annuity payments begin you may make partial withdrawals from your contract in amounts of at least $250. Your request must be in writing and signed. It may be sent to us via facsimile. Our FAX number is: (651) 665-7942. Payment of a partial withdrawal or surrender will be made to you within 7 days after we receive your completed request.

Your accumulation value will be reduced by the amount of your withdrawal and any applicable deferred sales charge. Unless you tell us otherwise, withdrawals will be made from the General Account accumulation value and from the Variable Annuity Account accumulation value in the same proportion. We will waive the applicable dollar amount limitation:

    - on withdrawals where a systematic withdrawal program is in place and the smaller amount satisfies the minimum distribution requirements of the Code, or

    - the withdrawal is requested because of an excess contribution to a tax-qualified contract.

Withdrawal values will be determined as of the valuation date we received your written withdrawal request at our home office. Unless you tell us otherwise, withdrawals including systematic withdrawals, will be made from the sub-accounts on a pro-rata basis.

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You can cancel your contract within 10 days of receiving it and we will refund you the greater of your accumulation value or your purchase payments.
We are not offering tax advice. You should consult your own tax adviser.
(END SIDEBAR)

Before annuity payments begin, you may surrender the contract for its surrender value. You will receive in a single cash sum the accumulation value computed as of the valuation date your surrender request is received, reduced by any applicable deferred sales charge. In lieu of a cash sum payment, you may elect an annuity. In most cases, once annuity payments begin for an annuitant, the annuitant cannot surrender that annuity benefit and receive a single sum instead.

2. Right of Cancellation

You should read your contract carefully as soon as you receive it. You may cancel your purchase of a contract within ten days after its delivery, for any reason, by giving us written notice at 400 Robert Street North, St. Paul, Minnesota 55101-2098. If you cancel and return your contract, we will refund to you the greater of:

    -  the accumulation value of the contract, or

    -  the amount of purchase payments paid under the contract.

Payment of the requested refund will be made to you within seven days after we receive notice of cancellation. In some states, the free look period may be longer. For example, California's free look period is thirty days. Those rights are subject to change and may vary among the states.

The liability of the Variable Annuity Account is limited to the accumulation value of the contract at the time it is returned for cancellation. We will pay for any additional amounts necessary to make our refund to you equal to your purchase payments.

FEDERAL TAX STATUS

INTRODUCTION

Our tax discussion in this prospectus is general in nature and is not intended as tax advice. You should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service ("IRS"). The contract may be purchased on a non-tax qualified basis or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under section 401(a), 403(b), 408(b), 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefit to the contract owner, the annuitant, or the beneficiary(ies) may depend on the tax status of the individual concerned.

We are taxed as a "life insurance company" under the Internal Revenue Code. The operations of the Variable Annuity Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on

(SIDEBAR)
Taxes on gains under the contract are normally deferred until there is a distribution of contract values.
Ordinary income tax rates apply to amounts distributed in excess of purchase payments. Gains are assumed to be distributed before return of purchase payments.
A penalty tax may apply to distributions prior to age 59 1/2.
(END SIDEBAR)
income dividends received by the Variable Annuity Account or on capital gains arising from the Variable Annuity Account's activities. The Variable Annuity Account is not taxed as a "regulated investment company" under the Code and we do not anticipate any change in that tax status.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Code governs taxation of nonqualified annuities in general and some aspects of qualified programs. No taxes are generally imposed on increases in the value of a contract until distribution occurs, either in the form of a payment in a single sum or as annuity payments. As a general rule, deferred annuity contracts held by an entity (such as a corporation or trust) that is not a natural person are not treated as annuity contracts for federal tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year.

The taxable portion of amounts you receive in the event of a full surrender of an annuity is generally the amount in excess of the cost basis (i.e., purchase payments) for the contract. Amounts withdrawn upon a partial withdrawal from the variable annuity contracts not part of a qualified program are treated first as taxable income to the extent of the excess of the contract value over the purchase payments made under the contract. All taxable amounts received under an annuity contract are subject to tax at ordinary rather than capital gain tax rates.

In the case of a withdrawal under an annuity that is part of a tax-qualified retirement plan, a portion of the amount received is taxable based on the ratio of the "investment in the contract" to the individual's balance in the retirement plan, generally the value of the annuity. The "investment in the contract" generally equals the portion of any deposits made by or on behalf of an individual under an annuity which was not excluded from the gross income of the individual. For annuities issued in connection with qualified plans, the "investment in the contract" can be zero.

The taxable portion for annuity payments, is generally determined by a formula that establishes the ratio of the cost basis of the contract to the expected return under the contract. The taxable part is taxed at ordinary income rates.

The Code imposes a 10% penalty tax on the taxable portion of certain distributions from annuity contracts. This additional tax does not apply:

    -  where the taxpayer is 59 1/2 or older,

    -  where payment is made on account of the taxpayer's disability, or

    -  where payment is made by reason of the death of the owner, and

    -  in certain other circumstances.

The Code also provides an exception to the penalty tax for distributions, in periodic payments, of substantially equal installments, where they are made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary.

(SIDEBAR)
Transfers, assignments and certain designations of annuitants can have tax consequences.
(END SIDEBAR)

For some types of qualified plans, other tax penalties may apply to certain distributions.

A transfer of ownership of a contract, a pledge of any interest in a contract as security for a loan, the designation of an annuitant or other payee who is not also the contract owner, or the assignment of the contract may result in certain income or gift tax consequences to the contract owner that are beyond the scope of this discussion. If you are contemplating such a transfer, pledge, designation or assignment, you should consult a competent tax adviser about its potential tax effects.

For purposes of determining a contract owner's gross income, the Code provides that all nonqualified deferred annuity contracts issued by the same company (or its affiliates) to the same contract owner during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code authorizes the Treasury Department to set standards by regulation or otherwise for the investments of the Variable Annuity Account to be "adequately diversified" in order for the contract to be treated as an annuity contract for federal tax purposes. The Variable Annuity Account, through the Fund Portfolios, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the Portfolio's assets may be invested. Although the investment adviser of Advantus Fund is an affiliate of ours, we do not control Advantus Fund or the investments of its Portfolios. Nonetheless, we believe that each Portfolio of Advantus Fund in which the Variable Annuity Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

Prior to the enactment of Section 817(h), the IRS published several rulings under which owners of certain variable annuity contracts were treated as owners, for federal income tax purposes, of the assets held in a separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. However, the continued effectiveness of the pre-Section 817(h) published rulings is somewhat uncertain. In connection with its issuance of proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company to be treated as the owner of the assets in the account." While the Treasury's 1986 announcement stated that guidance would be issued on the "extent to which the policyholders may direct their investment to particular sub-accounts without being treated as owners of the underlying assets", no such guidance has been forthcoming.

The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a contract has the choice of several sub-accounts in which to allocate net purchase payments and contract values, and may be able to transfer among sub-accounts more frequently than in such rulings. Minnesota Life does not believe that the ownership rights of a contract owner under the Contract would result in any contract owner being treated as the owner of the assets of the Variable Annuity Account. However, Minnesota Life does not know what standards would be applied if the Treasury Department should proceed to issue regulations or rulings on this issue. Minnesota Life therefore reserves the right to modify the Contract as necessary to attempt to prevent a contract owner from being considered the owner of a pro-rata share of the assets of the Variable Annuity Account.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any nonqualified contract issued after January 18, 1985 to provide that:

    - if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and

    - if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

These requirements will be considered satisfied if any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" who is a natural person, is distributed over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that owner's death. The owner's "designated beneficiary", who must be a natural person, is the person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. If the owner's "designated beneficiary" is the surviving spouse of the owner, however, the contract may be continued with the surviving spouse as the new owner.

Nonqualified contracts issued after January 18, 1985 contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

(SIDEBAR)
Congress may change the tax laws and reduce or eliminate any tax advantages of the contract.
(END SIDEBAR)

TAXATION OF DEATH BENEFIT PROCEEDS
Death benefits paid upon the death of a contract owner, generally, are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of there being any change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, taking effect before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

TAX QUALIFIED PROGRAMS

The contract is designed for use with several types of retirement plans that qualify for special tax treatment. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

    -  contributions in excess of specified limits;

    -  distributions prior to age 59 1/2 (subject to certain exceptions);

    - distributions that do not conform to specified minimum distribution rules; and

    -  other specified circumstances.

We make no attempt to provide more than general information about the use of annuities with the various types of retirement plans. The rights of any person to any benefits under annuity contracts purchased in connection with these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the annuity issued in connection with such a plan. Some retirement plans are subject to transfer restrictions, distribution and other requirements that are not incorporated into our annuity administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. If you intend to purchase a contract for use with any retirement plan you should consult your legal counsel and tax adviser regarding the suitability of the contract.

For qualified plans under Section 401(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires and must be made in a specified

(SIDEBAR)
Distributions are subject to income tax withholding requirements unless you take steps to prevent it.
(END SIDEBAR)
form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the owner's death.

WITHHOLDING

In general, distributions from annuity contracts are subject to federal income tax withholding unless the recipient elects not to have tax withheld. Different rules may apply to payments delivered outside the United States. Some states have enacted similar rules.

Recent changes to the Code allow the rollover of most distributions from tax-qualified plans and Section 403(b) annuities directly to other tax-qualified plans that will accept such distributions and to individual retirement accounts and individual retirement annuities. Distributions which may not be rolled over are those which are:

    - one of a series of substantially equal annual (or more frequent) payments made:

    -   over the life or life expectancy of the employee,

    - over the joint lives or joint expectancies of the employee and the employee's designated beneficiary, or

    -   for a specified period of ten years or more;

    -  a required minimum distribution; or

    -  the non-taxable portion of a distribution.

Any distribution eligible for rollover, which may include payment to an employee, an employee's surviving spouse or an ex-spouse who is an alternate payee, will be subject to federal tax withholding at a 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity. It may be noted that amounts received by individuals which are eligible for rollover may still be placed in another tax-qualified plan or individual retirement account or individual retirement annuity if the transaction is completed within 60 days after the distribution has been received. Such a taxpayer must replace withheld amounts with other funds to avoid taxation on the amount previously withheld.

SEE YOUR OWN TAX ADVISER

The foregoing summary of the federal income tax consequences under these contracts is not exhaustive. Special rules are provided with respect to situations not discussed here. Should a plan lose its qualified status, employees will lose some of the tax benefits described. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a variable annuity contract or exercising elections under such a contract. For further information you should consult a qualified tax adviser.

PERFORMANCE DATA


From time to time the Variable Annuity Account may publish advertisements containing performance data relating to its sub-accounts. In the case of the Money Market sub-account, the Variable Annuity Account will publish yield or effective yield quotations for a seven-day or other specified period. In the case of the other sub-accounts, performance data will consist of average annual total return quotations for one year, five year and ten year periods and for the period when the underlying Portfolios first became available to the Variable Annuity Account. Such performance data may be accompanied by cumulative total return quotations for the comparable periods. For periods prior to the date of this Prospectus the quotations will be based on the assumption that the contract described herein was issued when the underlying Portfolios first became available to the Variable Annuity Account under other contracts issued by us. The Money Market sub-account may also quote such average annual and cumulative total return figures. Performance figures used by the Variable Annuity Account are based on historical information of the sub-accounts for specified periods, and the figures are not intended to suggest that such performance will continue in the future. Performance figures of the Variable Annuity Account will reflect charges made pursuant to the terms of the contracts offered by this Prospectus and charges of underlying funds. More detailed information on the computations is set forth in the Statement of Additional Information.


YEAR 2000 COMPUTER PROBLEM

The services we provide to the Variable Annuity Account and contract owners depend on the smooth functioning of our computer systems. Many computer software systems in use today cannot distinguish the year 2000 from the year 1900 because of the way that dates are encoded, stored and calculated. That failure could have a negative impact on our ability to provide services to contract owners. We have been actively working on necessary changes to our computer systems to deal with the year 2000. Although there can be no assurance of complete success, we believe that we will be able to resolve these issues on a timely basis and that there will be no material adverse impact on our ability to provide services to the Variable Annuity Account.

In addition, our operations could be impacted by our service providers' or suppliers' year 2000 efforts. We have undertaken an initiative to assess the efforts of organizations where there is a significant business relationship. There is no assurance, however, that we will not be affected by year 2000 problems of other organizations.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information, which contains additional information including financial statements, is available from us at your request. The table of contents for that Statement of Additional Information is as follows:
       Directors and Principal Management Officers of Minnesota Life Distribution of Contract
       Performance Data
       Auditors
       Registration Statement
       Financial Statements

APPENDIX A--ILLUSTRATION OF VARIABLE ANNUITY VALUES

The illustration included in this Appendix shows the effect of investment performance on the monthly variable annuity income. The illustration assumes a gross investment return, after tax, of: 0%, 6.66% and 12.00%.

For illustration purposes, an average annual expense equal to 2.16% of the average daily net assets is deducted from the gross investment return to determine the net investment return. The net investment return is then used to project the monthly variable annuity incomes. The expense charge of 2.16% includes: 1.25% for Mortality and Expense Risk, .15% for Administrative Charge and an average of .76% for investment management and other Fund expenses. These expenses are listed for each portfolio in the table following.

The gross and net investment rates are for illustrative purposes only and are not a reflection of past or future performance. Actual variable annuity income will be more or less than shown if the actual returns are different than those illustrated.

The illustration assumes 100% of the assets are invested in sub-account(s) of the Variable Annuity Account. For comparison purposes, a current fixed annuity income, available through the General Account is also provided. The illustration assumes an initial interest rate, used to determine the first variable payment of 4.50%. After the first variable annuity payment, future payments will increase if the annualized net rate of return exceeds the initial interest rate, and will decrease if the annualized net rate of return is less than the initial interest rate.

The illustration provided is for a male, age 65, selecting a Life and 10 Year Certain annuity option with $100,000 of non-qualified funds, residing in the State of Minnesota. Upon request, we will provide a comparable illustration based upon the proposed annuitant's date of birth, sex, annuity option, state of residence, type of funds, value of funds, and selected gross annual rate of return (not to exceed 12%).

                                                                        PAGE A-1

         ACTUAL 1998 VARIABLE ANNUITY ACCOUNT CHARGES AND FUND EXPENSES

                                                                             FUND
                                          MORTALITY &   ADMINISTRATIVE    MANAGEMENT    OTHER FUND   DISTRIBUTION
SEPARATE ACCOUNT SUB-ACCOUNT NAME         EXPENSE RISK      CHARGE            FEE        EXPENSES      EXPENSES       TOTAL
----------------------------------------  ------------  ---------------  -------------  -----------  -------------  ---------
Growth..................................        1.25%           .15%             .50%         .03%           --         1.93%
Bond....................................        1.25%           .15%             .50%         .05%           --         1.95%
Money Market............................        1.25%           .15%             .50%         .08%           --         1.98%
Asset Allocation........................        1.25%           .15%             .50%         .03%           --         1.93%
Mortgage Securities.....................        1.25%           .15%             .50%         .07%           --         1.97%
Index 500...............................        1.25%           .15%             .40%         .04%           --         1.84%
Capital Appreciation....................        1.25%           .15%             .75%         .03%           --         2.18%
International Stock.....................        1.25%           .15%             .70%         .24%           --         2.34%
Small Company Growth....................        1.25%           .15%             .75%         .04%           --         2.19%
Maturing Government Bond 2002(1)........        1.25%           .15%             .25%         .15%           --         1.80%
Maturing Government Bond 2006(1)........        1.25%           .15%             .25%         .15%           --         1.80%
Maturing Government Bond 2010(1)........        1.25%           .15%             .25%         .15%           --         1.80%
Value Stock.............................        1.25%           .15%             .75%         .04%           --         2.19%
Small Company Value(1)..................        1.25%           .15%             .75%         .15%           --         2.30%
Global Bond.............................        1.25%           .15%             .60%         .53%           --         2.53%
Index 400 Mid-Cap(1)....................        1.25%           .15%             .40%         .15%           --         1.95%
Macro-Cap Value(1)......................        1.25%           .15%             .70%         .15%           --         2.25%
Micro-Cap Growth(1).....................        1.25%           .15%            1.10%         .15%           --         2.65%
Real Estate Securities(1)...............        1.25%           .15%             .75%         .15%           --         2.30%
Templeton Developing Markets Portfolio
 Class 2................................        1.25%           .15%            1.25%         .41%         .25%(2)      3.31%
                                          ------------         -----     -------------  -----------  -------------  ---------
Average.................................        1.25%           .15%             .61%         .14%         .01%         2.16%

(1) Minnesota Life voluntarily absorbed certain expenses of the Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Small Company Value, Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth, and Real Estate Securities Portfolios for the period ended December 31, 1998. If these portfolios had been charged for expenses, the ratio of expenses to average daily net assets would have been 1.07%, 1.12%, 1.33%, 1.83%, 1.36%, 2.53%, 2.10%, and 1.90%, respectively. For these portfolios, it is Minnesota Life's intention to waive other fund expenses during the current fiscal year which exceed, as a percentage of average daily net assets, .15%. Minnesota Life also reserves the option to reduce the level of other expenses which it will voluntarily absorb.

(2) Class 2 of the Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

PAGE A-2

                      VARIABLE ANNUITY PAYOUT ILLUSTRATION

PREPARED FOR: Client                               ANNUITIZATION OPTION: 10 Year Certain with Life
                                                   Contingency
PRESENTED BY: Minnesota Life                       ANNUITY COMMENCEMENT: 06/01/1999
SEX: Male             DATE OF BIRTH: 06/01/1934    SINGLE PAYMENT RECEIVED: $100,000.00
ISSUE STATE: MN                                    FUNDS: Non-Qualified
LIFE EXPECTANCY: 20.0 (IRS) 18.1 (ML)              INITIAL MONTHLY INCOME: $663.26
                                                   AMOUNT ALLOCATED TO VARIABLE: $100,000.00

The monthly variable annuity income amount shown below assumes a constant annual investment return. The initial interest rate of 4.50% is the assumed rate used to calculate the first monthly payment. Thereafter, monthly payments will increase or decrease based upon the relationship between the initial interest rate and the performance of the sub-account(s) selected. The investment returns shown are hypothetical and not a representation of future returns.

                                                                                   MONTHLY INCOME ASSUMING
                                                                                    ANNUAL RATE OF RETURN
                                                                      --------------------------------------------------
                                           BEGINNING OF                  0.00% GROSS       6.66% GROSS     12.00% GROSS
DATE                                           YEAR           AGE       (-2.16% NET)       (4.50% NET)     (9.84% NET)
----------------------------------------  ---------------  ---------  -----------------  ---------------  --------------
June 01, 1999...........................             1            65            663               663              663
June 01, 2000...........................             2            66            621               663              697
June 01, 2001...........................             3            67            581               663              733
June 01, 2002...........................             4            68            544               663              770
June 01, 2003...........................             5            69            510               663              810
June 01, 2005...........................             7            71            447               663              894
June 01, 2007...........................             9            73            392               663              988
June 01, 2009...........................            11            75            343               663            1,092
June 01, 2011...........................            13            77            301               663            1,206
June 01, 2013...........................            15            79            264               663            1,333
June 01, 2015...........................            17            81            231               663            1,472
June 01, 2017...........................            19            83            203               663            1,627
June 01, 2019...........................            21            85            178               663            1,797
June 01, 2021...........................            23            87            156               663            1,985
June 01, 2023...........................            25            89            137               663            2,194
June 01, 2025...........................            27            91            120               663            2,423
June 01, 2027...........................            29            93            105               663            2,677
June 01, 2029...........................            31            95             92               663            2,958
June 01, 2031...........................            33            97             81               663            3,268
June 01, 2034...........................            36           100             66               663            3,795

IF YOU APPLIED THE AMOUNT OF YOUR PURCHASE PAYMENT ALLOCATED TO VARIABLE TO A FIXED ANNUITY ON THE QUOTATION DATE OF THIS ILLUSTRATION, YOUR FIXED ANNUITY INCOME WOULD BE $698.41.

Net rate of return reflects expenses totaling 2.16%, which consist of the 1.25% Variable Annuity Account mortality and expense risk charge, .15% administrative charge and .76% for the Series Fund management fee and other fund expenses (this is an average with the actual varying from .40% to 1.91%).

Minnesota Life MultiOption variable annuities are available through Ascend Financial Services, Inc., Securities Dealer, Member NASD/SIPC. This illustration must be accompanied or preceded by a current prospectus for the Variable Annuity Account, Advantus Series Fund, Inc. and Templeton Variable Products Series Fund.

 THE INVESTMENT RETURNS SHOWN ARE HYPOTHETICAL AND ARE NOT A REPRESENTATION OF
                                FUTURE RESULTS.
                THIS IS AN ILLUSTRATION ONLY AND NOT A CONTRACT.

                                                                        PAGE A-3

APPENDIX B--TYPES OF QUALIFIED PLANS

PUBLIC SCHOOL SYSTEMS AND CERTAIN TAX EXEMPT ORGANIZATIONS

Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.

Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. Income attributable to elective contributions may not be distributed in the case of hardship.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Annuity, (an "IRA"). Distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The sale of a contract for use with an IRA may be subject to special disclosure requirements of the IRS. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A qualified contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. You should seek competent advice as to the suitability of the Contract for use with IRAs.

Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser or $2,000 or 100% of the owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLIFIED EMPLOYEE PENSION (SEP) IRAS

Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

SIMPLE IRAS

Beginning January 1, 1997, certain small employers may establish Simple IRAs as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6,000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from Simple IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain

PAGE B-1
exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRAS

Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, must be made in cash or as a rollover or conversion from another Roth IRA or a traditional IRA. A rollover from, or conversion of, a traditional IRA to a Roth IRA may be subject to tax, contingent deferred sales charge and other special rules may apply.

Qualified distributions from a Roth IRA, as defined by the Code, generally are excluded from gross income. Qualified distributions include those distributions made more than five years after the taxable year of the first contribution to the Roth IRA, but only if : (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) the annuity owner becomes disabled; or (4) the distribution will be used for a first time home purchase and does not exceed $10,000. Non-qualified distributions are includable in gross income only to the extent they exceed contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to a 10% penalty tax.

In addition, state laws may not completely follow the federal tax treatment of Roth IRAs. You should consult your tax adviser for further information regarding Roth IRAs.

CORPORATE PENSION AND PROFIT-SHARING PLANS AND H.R. 10 PLANS

Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this annuity is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the annuity.

DEFERRED COMPENSATION PLANS

Code Section 457 provides for certain deferred compensation plans. These plans may be offered for service to state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages. Under the provisions of the Small Business Job Protection Act of 1996, all of the assets and income of a governmental plan maintained by an eligible employer as a Section 457 plan must be held in trust or in a qualifying custodial account or annuity contract held for the exclusive benefit of plan participants and beneficiaries.

                                                                        PAGE B-2

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                           VARIABLE ANNUITY ACCOUNT
          CROSS REFERENCE SHEET TO STATEMENT OF ADDITIONAL INFORMATION


                                    FORM N-4


ITEM NUMBER             CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
---------------------   ---------------------------------------------------------------------------
    15.                 Cover Page
    16.                 Cover Page
    17.                 Directors and Principal Management Officers of Minnesota Life
    18.                 Not applicable
    19.                 Not applicable
    20.                 Distribution of Contract
    21.                 Performance Data
    22.                 Not applicable
    23.                 Financial Statements

                              Variable Annuity Account
                ("Variable Annuity Account"), a Separate Account of

                          Minnesota Life Insurance Company
                                 ("Minnesota Life")
                              400 Robert Street North
                          St. Paul, Minnesota  55101-2098
                             Telephone:  1-800-362-3141

                        Statement of Additional Information

The date of this document and the Prospectus is:

This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Therefore, this Statement should be read in conjunction with the Variable Annuity Account's current Prospectus, bearing the same date, which may be obtained by calling Minnesota Life Insurance Company at 1-800-362-3141; or writing to Minnesota Life at Minnesota Mutual Center, 400 Robert Street North, St. Paul, Minnesota 55101-2098.

          Directors and Principal Management Officers of Minnesota Life Distribution of Contract
          Performance Data
          Auditors
          Registration Statement
          Financial Statements

           DIRECTORS AND PRINCIPAL MANAGEMENT OFFICERS OF MINNESOTA LIFE

     Directors                               Principal Occupation
Anthony L. Andersen                     Chair-Board of Directors, H. B. Fuller
                                        Company, St. Paul, Minnesota, since June
                                        1995, prior thereto for more than five
                                        years President and Chief Executive
                                        Officer, H. B. Fuller Company (Adhesive
                                        Products)

Leslie S. Biller                        Vice Chairman and Chief Operating
                                        Officer, Wells Fargo & Company, San
                                        Francisco, California (Banking)

John F. Grundhofer                      President, Chairman and Chief Executive
                                        Officer, U.S. Bancorp, Minneapolis,
                                        Minnesota (Banking)

Robert E. Hunstad                       Executive Vice President,
                                        Minnesota Life Insurance
                                        Company, St. Paul, Minnesota

Dennis E. Prohofsky                     Senior Vice President, General
                                        Counsel and Secretary,
                                        Minnesota Life Insurance
                                        Company, St. Paul, Minnesota

Robert L. Senkler                       Chairman of the Board, President and
                                        Chief Executive Officer, Minnesota Life
                                        Insurance Company, since August 1995;
                                        prior thereto for more than five years
                                        Vice President and Actuary, Minnesota
                                        Life Insurance Company

Michael E. Shannon                      Chairman, Chief Financial and
                                        Administrative Officer, Ecolab, Inc.,
                                        St. Paul, Minnesota (Develops and
                                        Markets Cleaning and Sanitizing
                                        Products)

William N. Westhoff                     Senior Vice President, Minnesota Life
                                        Insurance Company, St. Paul,
                                        Minnesota since April 1998,  prior
                                        thereto, Senior Vice President, Global
                                        Investments, American Express Financial
                                        Corporation, Minneapolis, Minnesota
                                        from August 1994 to October 1997;
                                        Senior Vice President, Fixed Income
                                        Management, American Express Financial
                                        Corporation, Minneapolis, Minnesota
                                        from November 1989 to July 1994

Frederick T. Weyerhaeuser               Retired since April 1998, prior thereto
                                        Chairman and Treasurer, Clearwater
                                        Investment Trust since May 1996, prior
                                        thereto for more than five years,
                                        Chairman, Clearwater Management Company,
                                        St. Paul, Minnesota (Financial
                                        Management)

Principal Officers (other than Directors)

               Name                           Position

          John F. Bruder                Senior Vice President

          Keith M. Campbell             Senior Vice President

          Robert E. Hunstad             Executive Vice President

          James E. Johnson              Senior Vice President and Actuary

          Dennis E. Prohofsky           Senior Vice President, General Counsel
                                        and Secretary

          Gregory S. Strong             Senior Vice President and Chief
                                        Financial Officer

          Terrence M. Sullivan          Senior Vice President

          Randy F. Wallake              Senior Vice President

          William N. Westhoff           Senior Vice President and Treasurer


All Directors who are not also officers of Minnesota Life have had the principal occupation (or employers) shown for at least five years. All officers of Minnesota Life have been employed by Minnesota Life for at least five years with the exception of Mr. Westhoff. Mr. Westhoff has been employed by Minnesota Life since April 1998. Prior thereto, Mr. Westhoff was employed by American Express Financial Corporation, Minneapolis, Minnesota, from August 1994 to October 1997 as Senior Vice President, Global Investments.

                              DISTRIBUTION OF CONTRACT

The contract will be sold in a continuous offering by our life insurance agents who are also registered representatives of Ascend Financial Services, Inc. ("Ascend Financial") or other broker-dealers who have entered into selling agreements with Ascend Financial. Ascend Financial acts as principal underwriter of the contracts. Ascend Financial is a wholly-owned subsidiary of Advantus Capital Management, Inc., which in turn is a wholly-owned subsidiary of Minnesota Life. Advantus Capital Management, Inc., is a registered investment adviser and the investment adviser to the Advantus Series Fund, Inc. Ascend Financial is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Amounts paid by Minnesota Life to the underwriter for 1998, 1997 and 1996 were $15,989,724, $15,067,613 and $13,034,146 respectively, for payment to associated dealers on the sale of the contracts, which includes other contracts issued through the Variable Annuity Account. Agents of Minnesota Life who are also registered representatives of Ascend Financial are compensated directly by Minnesota Life.

                                PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN

Average annual total return figures for the sub-accounts represent the rates of return for the sub-accounts for the specified periods ended December 31, 1998. For periods prior to the date of this Prospectus the figures will be based on the assumption that the contracts described herein were issued when the underlying Portfolios first became available to the Variable Annuity Account. Average annual total return is equal to the percentage change between the net asset value of a hypothetical $1,000 investment at the beginning of the period referenced and the net asset value of that same investment at the end of that period.


The average annual total return figures published by the Variable Annuity Account will reflect Minnesota Life's voluntary absorption of certain Fund expenses. For the period subsequent to March 9, 1987, Minnesota Life is voluntarily absorbing the fees and expenses that exceed .65% of the average daily net assets of the Growth, Bond, Money Market, Asset Allocation and Mortgage Securities Portfolios of the Fund, .55% of the average daily net assets of the Index 500 Portfolio of the Fund, .90% of the average daily net assets of the Capital Appreciation and Small Company Growth Portfolios of the Fund and expenses that exceed 1.00% of the average daily net assets of the International Stock Portfolio of the Fund exclusive of the advisory fee. For the period subsequent to May 2, 1994, Minnesota Life has voluntarily absorbed fees and expenses that exceed .90% of the average daily net assets of the Value Stock Portfolio and fees and expenses that exceed .40% of the average daily net assets of the Maturing Government Bond Portfolios maturing in 2006 and 2010; and fees and expenses that exceed .20% of the average daily net assets of the Maturing Government Bond Portfolio maturing in 2002.
Subsequent to May 1, 1998, Minnesota Life has voluntarily absorbed fees and expenses that exceed .40% of the average daily net assets of the Maturing Government Bond Portfolio maturing in 2002.

For the period subsequent to October 1, 1997, Minnesota Life has voluntarily agreed to absorb fees and expenses that exceed .55% of the average daily net assets of the Index 400 Mid-Cap Portfolio, .90% of the average daily net assets of the Small Company Value Portfolio, 1.25% of the average daily net assets of the Micro-Cap Growth Portfolio, .85% of the average daily net assets of the Macro-Cap Value Portfolio and expenses that exceed 1.00% of the average daily net assets of the Global Bond Portfolio of the Fund exclusive of the advisory fee. For the period subsequent to May 1, 1998, Minnesota Life has voluntarily agreed to absorb fees and expenses that exceed .90% of the average daily net assets of the Real Estate Securities Portfolio. There is no specified or minimum period of time during which Minnesota Life has agreed to continue its voluntary absorption of these expenses, and Minnesota Life may in its discretion cease its absorption of expenses at any time. Should Minnesota Life cease absorbing expenses the effect would be to increase substantially Fund expenses and thereby reduce investment return.

The average annual rates of return for the Sub-Accounts, in connection with the contract described in the Prospectus, for the specified periods ended December 31, 1998 are shown in the tables below. The figures in parentheses show what the average annual rates of return would have been had Minnesota Life not absorbed Fund expenses as described above.


AVERAGE ANNUAL TOTAL RETURN

                                  Year Ended                Five Years             Ten Years        From Inception          Date of
                                   12/31/98               Ended 12/31/98        Ended 12/31/98        to 12/31/98          Inception
                                   --------               --------------        --------------        -----------          ---------

Growth Sub-Account               (25.73%)      25.73%   (19.24%)      19.24%   (15.50%)     15.51%     (n/a)        n/a     12/3/85

Bond Sub-Account                 (-2.47%)      -2.47%    (4.21%)       4.21%    (6.98%)      7.01%     (n/a)        n/a     12/3/85

Money Market Sub-Account         (-3.56%)      -3.56%    (2.57%)       2.58%    (3.54%)      3.63%     (n/a)        n/a     12/3/85

Asset Allocation Sub-Account     (14.84%)      14.84%   (13.16%)      13.16%   (12.43%)     12.43%     (n/a)        n/a     12/3/85

Mortgage Securities
  Sub-Account                    (-1.98%)      -1.98%    (4.68%)       4.68%    (7.28%)      7.30%     (n/a)        n/a      6/1/87

Index 500 Sub-Account            (19.12%)      19.12%   (21.16%)      21.16%   (16.79%)     16.80%     (n/a)        n/a      6/1/87

Capital Appreciation
  Sub-Account                    (21.92%)      21.92%   (17.73%)      17.73%   (16.85%)     16.89%     (n/a)        n/a      6/1/87

International Stock
  Sub-Account                    (-1.95%)      -1.95%    (8.04%)       8.04%     (n/a)       n/a     (10.63%)     10.64%     5/1/92

Small Company Growth             (-7.21%)      -7.21%    (8.05%)       8.05%     (n/a)       n/a     (10.13%)     10.13%     5/3/93
  Sub-Account

Maturing Government Bond
  2002 Sub-Account                 (.41%)       1.01%     (n/a)        n/a       (n/a)       n/a      (6.15%)      7.08%     5/2/94

Maturing Government Bond
  2006 Sub-Account                (5.08%)       5.69%     (n/a)        n/a       (n/a)       n/a      (8.87%)     10.04%     5/2/94


Maturing Government Bond
  2010 Sub-Account                (4.24%)       5.61%     (n/a)        n/a       (n/a)       n/a      (9.88%)     11.62%     5/2/94

Value Stock Sub-Account          (-6.73%)      -6.73%     (n/a)        n/a       (n/a)       n/a     (16.64%)     16.71%     5/2/94

Small Company Value
  Sub-Account                   (-15.76%)     -15.11%     (n/a)        n/a       (n/a)       n/a    (-11.37%)    -10.83%    10/1/97

Global Bond Sub-Account           (7.48%)       7.48%     (n/a)        n/a       (n/a)       n/a      (5.68%)      5.68%    10/1/97

Index 400 Mid-Cap
  Sub-Account                     (7.36%)       7.97%     (n/a)        n/a       (n/a)       n/a      (5.58%)      6.06%    10/1/97

Macro-Cap Value
  Sub-Account                    (12.29%)      13.54%     (n/a)        n/a       (n/a)       n/a      (6.99%)      8.35%   10/15/97

Micro-Cap Growth
  Sub-Account                     (4.01%)       4.79%     (n/a)        n/a       (n/a)       n/a     (-9.13%)     -8.35%    10/1/97

Real Estate Securities
  Sub-Account                      (n/a)        n/a       (n/a)        n/a       (n/a)       n/a    (-23.25%)     -22.73%    5/1/98

Templeton Developing
  Markets Class 2 Sub-Account   (-29.19%)     -29.19%     (n/a)        n/a       (n/a)       n/a    (-45.37%)     -45.37%   10/1/97


The average annual total return figures described above may be accompanied by other average annual total return quotations which do not reflect the deduction of any deferred sales charges or contract fees. Such other average annual total return figures will be calculated as described above, except that the initial $1,000 investment will be equated to that same investment's net asset value, rather than its surrender value, at the end of the period. The average annual rates of return, as thus calculated, for the Sub-Accounts of the contracts described in the Prospectus for the specified periods ended December 31, 1998, are shown in the table below. A deferred sales charge has been applied to the initial payment; no additional 'free' amounts have been deducted. The figures in parentheses show what the average annual rates of return, without the application of applicable deferred sales charges or contract fees, would have been had Minnesota Life not absorbed Fund expenses as described above.


                                      Year Ended        Five Years            Ten Years             From Inception        Date of
                                       12/31/98       Ended 12/31/98       Ended 12/31/98             to 12/31/98        Inception
                                       --------       --------------       --------------             -----------        ---------

Growth Sub-Account             (32.84%)     32.84%   (19.73%)   19.73%    (15.59%)     15.60%      (n/a)        n/a       12/3/85

Bond Sub-Account                (4.61%)      4.61%    (4.97%)    4.97%     (7.07%)      7.10%      (n/a)        n/a       12/3/85

Money Market Sub-Account        (3.52%)      3.52%    (3.36%)    3.38%     (3.62%)      3.71%      (n/a)        n/a       12/3/85

Asset Allocation
  Sub-Account                  (21.94%)     21.94%   (13.73%)   13.73%    (12.52%)     12.52%      (n/a)        n/a       12/3/85

Mortgage Securities
  Sub-Account                   (5.10%)      5.10%    (5.42%)    5.42%     (7.36%)      7.38%      (n/a)        n/a        6/1/87

Index 500 Sub-Account          (26.22%)     26.22%   (21.62%)   21.62%    (16.88%)     16.90%      (n/a)        n/a        6/1/87

Capital Appreciation
  Sub-Account                  (29.02%)     29.02%   (18.24%)   18.24%    (16.94%)     16.98%      (n/a)        n/a        6/1/87

International Stock
  Sub-Account                   (5.13%)      5.13%    (8.71%)    8.71%       (n/a)       n/a      (10.89%)      10.90%     5/1/92

Small Company Growth
  Sub-Account                   (-.13%)      -.13%    (8.72%)    8.72%       (n/a)       n/a      (10.55%)      10.55%     5/3/93

Maturing Government Bond
  2002 Sub-Account              (7.50%)      8.10%     (n/a)      n/a        (n/a)       n/a       (6.91%)       7.83%     5/2/94

Maturing Government Bond


  2006 Sub-Account             (12.17%)     12.78%     (n/a)      n/a        (n/a)       n/a       (9.58%)      10.72%     5/2/94

Maturing Government Bond
  2010 Sub-Account             (11.33%)     12.70%     (n/a)      n/a        (n/a)       n/a      (10.56%)      12.27%     5/2/94

Value Stock Sub-Account          (.35%)       .35%     (n/a)      n/a        (n/a)       n/a      (17.21%)      17.29%     5/2/94

Small Company Value
  Sub-Account                  (-8.69%)     -8.04%     (n/a)      n/a        (n/a)       n/a      (-5.58%)      -5.04%    10/1/97

Global Bond Sub-Account        (14.57%)     14.57%     (n/a)      n/a        (n/a)       n/a      (11.25%)      11.25%    10/1/97

Index 400 Mid-Cap
  Sub-Account                  (14.45%)     15.06%     (n/a)      n/a        (n/a)       n/a      (11.15%)      11.62%    10/1/97

Macro-Cap Value
  Sub-Account                  (19.39%)     20.64%     (n/a)      n/a        (n/a)       n/a      (12.54%)      13.90%   10/15/97

Micro-Cap Growth
  Sub-Account                  (11.10%)     11.88%     (n/a)      n/a        (n/a)       n/a      (-3.38%)      -2.60%    10/1/97

Real Estate Securities
  Sub-Account                   (n/a)        n/a       (n/a)      n/a        (n/a)       n/a     (-16.20%)     -15.69%     5/1/98

Templeton Developing
  Markets Class 2
  Sub-Account                 (-22.13%)    -22.13%     (n/a)      n/a        (n/a)       n/a     (-38.90%)     -38.90%    10/1/97


CURRENT YIELD FIGURES FOR MONEY MARKET SUB-ACCOUNT

Current annualized yield quotations for the Money Market Sub-Account are based on the Sub-Account's net investment income for a seven-day or other specified period and exclude any realized or unrealized gains or losses on sub-account securities. Current annualized yield is computed by determining the net change (exclusive of realized gains and losses from the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one accumulation unit at the beginning of the specified period, dividing such net change in account value by the value of the account at the beginning of the period, and annualizing this quotient on a 365-day basis. The Variable Annuity Account may also quote the effective yield of the Money Market Sub-Account for a seven-day or other specified period for which the current annualized yield is computed by expressing the unannualized return on a compounded, annualized basis. The yield and effective yield of the Money Market Sub-Account for the seven-day period ended December 31, 1998 were 2.95% and 2.99%, respectively. Such figures reflect the voluntary absorption of certain expenses of Advantus Series Fund, Inc. (the "Fund") by Minnesota Life described below under "Total Return Figures for All Sub-Accounts." Yield figures quoted by the Money Market Sub-Account will not reflect the deduction of any applicable deferred sales charges (the deferred sales charge, as a percentage of the accumulation value withdrawn, begins as of the contract date at 7% for the flexible payment contract), or the deduction of any applicable contract fees (the contract fee is the lesser of 2% of the accumulation value or $30. It is taken generally from contracts with values of less than $50,000).

TOTAL RETURN FIGURES FOR ALL SUB-ACCOUNTS

Cumulative total return quotations for Sub-Accounts represent the total return for the period since the Sub-Account became available pursuant to the Variable Annuity Account's registration statement. Therefore, for periods prior to the date of this Prospectus the quotations will be based on the assumption that the contracts described herein were issued when the underlying Portfolios first commenced operations. Cumulative total return is equal to the percentage change between the net asset value of a hypothetical $1,000 investment at the beginning of the period referenced and the net asset value of that same investment at the end of that period. Such quotations of cumulative total return will not reflect the deduction of any applicable deferred sales charges, or any applicable contract fees.

The cumulative total return figures published by the Variable Annuity Account relating to the contract described in the Prospectus will reflect Minnesota Life's voluntary absorption of certain Fund expenses described below. The cumulative total returns from the sub-accounts for the specified periods ended December 31, 1998 are shown in the table below. The figures in parentheses show what the cumulative total returns would have been had Minnesota Life not absorbed Fund expenses as described.

Cumulative total return quotations for Sub-Accounts will be accompanied by average annual total return figures for a one year period, five year period, ten year period or since the inception of the corresponding Fund Portfolios. Average annual total return figures are the average annual compounded rates of return required for an initial investment of $1,000 to equal the surrender value of that same investment at the end of the period. The surrender value will reflect the deduction of any deferred sales charge and contract fee applicable to the contract payments and to the length of the period the payments remain in the contract. For the purposes of these calculations, an average contract size of $37,500 is assumed and the deductions of annual contract fees equivalent to .08% of ending contract value are included in all surrender values. The average annual total return figures published by the Variable Annuity Account will reflect Minnesota Life's voluntary absorption of certain Fund expenses, described below. The figures in parentheses show what the average annual total returns would have been had Minnesota Life not absorbed Fund expenses as described.

CUMULATIVE TOTAL RETURN
                                                  From Inception             Date of
                                                    TO 12/31/98             Inception
                                                  --------------            ---------


Growth Sub-Account                         (397.92%)          403.65%        12/3/85

Bond Sub-Account                           (138.80%)          140.87%        12/3/85

Money Market Sub-Account                    (59.19%)           64.46%        12/3/85

Asset Allocation Sub-Account               (279.05%)          280.21%        12/3/85

Mortgage Securities Sub-Account            (122.03%)          122.73%         6/1/87

Index 500 Sub-Account                      (365.72%)          367.52%         6/1/87

Capital Appreciation Sub-Account           (360.89%)          367.34%         6/1/87

International Stock Sub-Account             (99.19%)           99.28%         5/1/92

Small Company Growth Sub-Account            (76.54%)           76.57%         5/3/93

Maturing Government Bond
     2002 Sub-Account                       (36.61%)           42.14%         5/2/94

Maturing Government Bond
     2006 Sub-Account                       (53.24%)           60.86%         5/2/94

Maturing Government Bond
     2010 Sub-Account                       (59.78%)           71.65%         5/2/94

Value Stock Sub-Account                    (109.83%)          110.46%         5/2/94

Small Company Value Sub-Account             (-6.92%)           -6.26%        10/1/97

Global Bond Sub-Account                     (14.26%)           14.26%        10/1/97

Index 400 Mid-Cap Sub-Account               (14.13%)           14.73%        10/1/97

Macro-Cap Value Sub-Account                 (15.92%)           17.66%       10/15/97

Micro-Cap Growth Sub-Account                (-4.02%)           -3.24%        10/1/97

Real Estate Securities Sub-Account         (-16.20%)          -15.69%         5/1/98

Templeton Developing Markets Class 2
  Sub-Account                              (-45.98%)          -45.98%        10/1/97

PREDICTABILITY OF RETURN

ANTICIPATED VALUE AT MATURITY. The maturity values of zero-coupon bonds are specified at the time the bonds are issued, and this feature, combined with the ability to calculate yield to maturity, has made these instruments popular investment vehicles for investors seeking reliable investments to meet long-term financial goals.

Each Maturing Government Bond Portfolio of the Fund consists primarily of zero-coupon bonds but is actively managed to accommodate contract owner activity and to take advantage of perceived market opportunities. Because of this active management approach, there is no guarantee that a certain price per share of a Maturing Government Bond Portfolio, or a certain price per unit of the corresponding Sub-Account, will be attained by the time a Portfolio is liquidated. Instead, the Fund attempts to track the price behavior of a directly held zero-coupon bond by:

     (1) Maintaining a weighted average maturity within each Maturing Government Bond Portfolio's target maturity year;

     (2) Investing at least 90% of assets in securities that mature within one year of that Portfolio's target maturity year;

     (3) Investing a substantial portion of assets in Treasury STRIPS (the most liquid Treasury zero);

     (4)  Under normal conditions, maintaining a nominal cash balance;

     (5) Executing portfolio transactions necessary to accommodate net contract owner purchases or redemptions on a daily basis; and

     (6) Whenever feasible, contacting several U.S. government securities dealers for each intended transaction in an effort to obtain the best price on each transaction.

These measures enable Minnesota Life to calculate an anticipated value at maturity (AVM) for each unit of a Maturing Government Bond Sub-Account, calculated as of the date of purchase of such unit, that approximates the price per unit that such unit will achieve by the weighted average maturity date of the underlying Portfolio. The AVM calculation for each Maturing Government Bond Sub-Account is as follows:

                                                  2T
                                 AVM = P(1 + AGR/2)

where P = the Sub-Account's current price per unit; T = the Sub-Account's weighted average term to maturity in years; and AGR = the anticipated growth rate.

This calculation assumes an expense ratio and a portfolio composition for the underlying Maturing Government Bond Portfolio that remain constant for the life of such Portfolio. Because the Portfolio's expenses and composition do not remain constant, however, Minnesota Life may calculate AVM for each Maturing Government Bond Sub-Account on any day on which the underlying Maturing Government Bond Portfolio is valued. Such an AVM is applicable only to units purchased on that date.

In addition to the measures described above, which the adviser believes are adequate to assure close correspondence between the price behavior of each Portfolio and the price behavior of directly held zero-coupon bonds with comparable maturities, the Fund expects that each Portfolio will invest at least 90% of its net assets in zero-coupon bonds until it is within four years of its target maturity year and at least 80% of its net assets in zero-coupon securities within two to four years of its target maturity year. This expectation may be altered if the market supply of zero-coupon securities diminishes unexpectedly.

ANTICIPATED GROWTH RATE.  Minnesota Life calculates an anticipated growth rate
(AGR) for each Maturing Government Bond Sub-Account on each day on which the underlying Portfolio is valued. AGR is a calculation of the anticipated annualized rate of growth for a Sub-Account unit, calculated from the date of purchase of such unit to the Sub-Account's target maturity date. As is the case with calculations of AVM, the AGR calculation assumes that each underlying Maturing Government Bond Portfolio expense ratio and portfolio composition will remain constant. Each Maturing Government Bond Sub-Account AGR changes from day to day (i.e., a particular AGR calculation is applicable only to units purchased on that date), due primarily to changes in interest rates and, to a lesser extent, to changes in portfolio composition and other factors that affect the value of the underlying Portfolio.

Minnesota Life expects that a contract owner who holds specific units until the underlying Portfolio's weighted average maturity date will realize an investment return and maturity value on those units that do not differ substantially from the AGR and AVM calculated on the day such units were purchased. The AGR and AVM calculated with respect to units purchased on any other date, however, may be materially different.

                                      AUDITORS

The consolidated financial statements of Minnesota Life and the Variable Annuity Account included herein have been audited by KPMG Peat Marwick LLP, 4200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, independent auditors, whose reports thereon appear elsewhere herein, and have been so included in reliance upon the reports of KPMG Peat Marwick LLP and upon the authority of said firm as experts in accounting and auditing.

                               REGISTRATION STATEMENT

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the contract offered hereby. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Annuity Account, Minnesota Life, and the contract. Statements contained in this Prospectus as to the contents of contracts and other legal instruments are summaries, and reference is made to such instruments as filed.

                          INDEPENDENT AUDITORS' REPORT




The Board of Trustees of Minnesota Life Insurance Company and Contract Owners of
  Variable Annuity Account:

We have audited the accompanying statements of assets and liabilities of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company, Maturing Government Bond 1998, Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Value Stock, Small Company Value, Global Bond, Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth, Real Estate Securities, and Templeton Developing Markets Segregated Sub-Accounts of Variable Annuity Account (the Account), formerly Minnesota Mutual Variable Annuity Account, as of December 31, 1998 and the related statements of operations, the statements of changes in net assets and the financial highlights for the periods presented. These financial statements and the financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 1998 were confirmed to us by the respective Sub-Account mutual fund, or for Advantus Series Fund, Inc., verified by examination of the underlying portfolios. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company, Maturing Government Bond 1998, Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Value Stock, Small Company Value, Global Bond, Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth, Real Estate Securities, and Templeton Developing Markets Segregated Sub-Accounts of Variable Annuity Account at December 31, 1998 and the results of their operations, changes in their net assets and the financial highlights for the periods presented, in conformity with generally accepted accounting principles.




                                         KPMG LLP


Minneapolis, Minnesota
February 26, 1999

                            VARIABLE ANNUITY ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1998

                                                                                                SEGREGATED SUB-ACCOUNTS
                                                                                ----------------------------------------------------
                                                                                                                MONEY       ASSET
                                       ASSETS                                        GROWTH         BOND        MARKET    ALLOCATION
                                                                                ----------------------------------------------------
Investments in shares of Advantus Series Fund, Inc.:
    Growth Portfolio, 96,545,488 shares at net asset
        value of $2.74 per share (cost $203,406,202) .......................... $  264,331,794             -           -           -
     Bond Portfolio, 102,441,034 shares at net asset
        value of $1.31 per share (cost $128,869,094) ..........................              -   133,972,916           -           -
     Money Market Portfolio, 49,909,087 shares at net asset
        value of $1.00 per share (cost $49,909,087) ...........................              -             -  49,909,087           -
     Asset Allocation Portfolio, 215,005,440 shares at net asset
        value of $2.28 per share (cost $368,808,215) ..........................              -             -           - 489,966,528
     Mortgage Securities Portfolio, 79,993,202 shares at net asset
        value of $1.22 per share (cost $93,488,099) ...........................              -             -           -           -
     Index 500 Portfolio, 82,218,507 shares at net asset
        value of $3.91 per share (cost $197,526,677) ..........................              -             -           -           -
     Capital Appreciation Portfolio, 76,158,199 shares at net asset
        value of $3.54 per share (cost $166,929,980) ..........................              -             -           -           -
                                                                                --------------  ------------  ---------- -----------
                                                                                   264,331,794   133,972,916  49,909,087 489,966,528

Receivable for investments sold ...............................................        325,133        48,925      62,251     514,055
Receivable from Minnesota Life for contract purchase payments .................        218,201       274,993   1,098,549     562,192
                                                                                -------------- -------------  ---------- -----------

            Total assets ......................................................    264,875,128   134,296,834  51,069,887 491,042,775
                                                                                -------------- -------------  ---------- -----------
                                    LIABILITIES

Payable for investments purchased .............................................        218,201       274,993   1,098,549     562,192
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges ...............................        325,133        48,925      62,251     514,055
                                                                                -------------- -------------  ---------- -----------

            Total liabilities .................................................        543,334       323,918   1,160,800   1,076,247
                                                                                -------------- -------------  ---------- -----------

            Net assets applicable to annuity contract owners .................. $  264,331,794   133,972,916  49,909,087 489,966,528
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------
                               CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans) .................. $  255,058,590   127,221,435  47,267,368 477,139,024
Contracts in accumulation period (MegAnnuity) .................................      6,869,391     5,451,080   2,609,510   7,369,285
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......      2,312,411     1,269,861      32,209   4,936,611
Contracts in annuity payment period (MegAnnuity) (note 2) .....................         91,402        30,540           -     521,608
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -             -           -           -
                                                                                -------------- -------------  ---------- -----------

            Total contract owners' equity ..................................... $  264,331,794   133,972,916  49,909,087 489,966,528
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------
ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS) ....................     47,805,851    51,341,159  27,959,675 120,373,228
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------
ACCUMULATION UNITS OUTSTANDING (MEGANNUITY) ...................................      1,628,467     2,162,866   1,463,714   1,987,162
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS) ............. $         5.34          2.48        1.69        3.96
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY) ............................ $         4.22          2.52        1.78        3.71
                                                                                -------------- -------------  ---------- -----------
                                                                                -------------- -------------  ---------- -----------


                                                                                ---------------------------------------
                                                                                  MORTGAGE         INDEX        CAPITAL
                                       ASSETS                                    SECURITIES         500     APPRECIATION
                                                                                ---------------------------------------
Investments in shares of Advantus Series Fund, Inc.:
    Growth Portfolio, 96,545,488 shares at net asset
        value of $2.74 per share (cost $203,406,202) ..........................              -             -           -
     Bond Portfolio, 102,441,034 shares at net asset
        value of $1.31 per share (cost $128,869,094) ..........................              -             -           -
     Money Market Portfolio, 49,909,087 shares at net asset
        value of $1.00 per share (cost $49,909,087) ...........................              -             -           -
     Asset Allocation Portfolio, 215,005,440 shares at net asset
        value of $2.28 per share (cost $368,808,215) ..........................              -             -           -
     Mortgage Securities Portfolio, 79,993,202 shares at net asset
        value of $1.22 per share (cost $93,488,099) ...........................     97,408,573             -           -
     Index 500 Portfolio, 82,218,507 shares at net asset
        value of $3.91 per share (cost $197,526,677) ..........................              -   321,468,279           -
     Capital Appreciation Portfolio, 76,158,199 shares at net asset
        value of $3.54 per share (cost $166,929,980) ..........................              -             - 269,318,233
                                                                                -------------- ------------- -----------
                                                                                    97,408,573   321,468,279 269,318,233
Receivable for investments sold ...............................................         83,639       385,513     262,731
Receivable from Minnesota Life for contract purchase payments .................        105,140       338,121     213,589
                                                                                -------------- ------------- -----------

            Total assets ......................................................     97,597,352   322,191,913 269,794,553
                                                                                -------------- ------------- -----------
                                       LIABILITIES

Payable for investments purchased .............................................        105,140       338,121     213,589
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges ...............................         83,639       385,513     262,731
                                                                                -------------- ------------- -----------

            Total liabilities .................................................        188,779       723,634     476,320
                                                                                -------------- ------------- -----------

            Net assets applicable to annuity contract owners ..................     97,408,573   321,468,279 269,318,233
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
                               CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans) ..................     94,686,890   289,871,970 258,392,646
Contracts in accumulation period (MegAnnuity) .................................      1,748,986    13,200,318   8,553,855
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......        972,697     2,541,882   2,304,959
Contracts in annuity payment period (MegAnnuity) (note 2) .....................              -        46,186      66,773
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -    15,807,923           -
                                                                                -------------- ------------- -----------

            Total contract owners' equity .....................................     97,408,573   321,468,279 269,318,233
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS) ....................     41,507,338    60,268,563  53,894,481
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
ACCUMULATION UNITS OUTSTANDING (MEGANNUITY) ...................................        686,079     2,780,306   1,800,652
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS) .............           2.28          4.81        4.79
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY) ............................           2.55          4.75        4.75
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

See accompanying notes to financial statments.

                          VARIABLE ANNUITY ACCOUNT
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 1998

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                                ----------------------------------------------------
                                                                                                              MATURING     MATURING
                                                                                 INTERNATIONAL    SMALL      GOVERNMENT  GOVERNMENT
                                       ASSETS                                        STOCK       COMPANY      BOND 1998   BOND 2002
                                                                                ----------------------------------------------------
Investments in shares of Advantus Series Fund, Inc.:
     International Stock Portfolio, 120,764,194 shares at net asset
        value of $1.73 per share (cost $179,680,053) .......................... $  208,892,703             -           -           -
     Small Company Growth Portfolio, 77,154,307 shares at net asset
        value of $1.68 per share (cost $115,246,440) ..........................              -   129,255,925           -           -
     Maturing Government Bond 1998 Portfolio, 0 shares at net asset
        value of $0.00 per share (cost $0) ....................................              -             -           -           -
     Maturing Government Bond 2002 Portfolio, 6,197,524 shares at net asset
        value of $1.11 per share (cost $6,692,294) ............................              -             -           -   6,852,927
     Maturing Government Bond 2006 Portfolio, 5,480,023 shares at net asset
        value of $1.25 per share (cost $6,333,561) ............................              -             -           -           -
     Maturing Government Bond 2010 Portfolio, 4,004,457 shares at net asset
        value of $1.41per share (cost $4,992,369) .............................              -             -           -           -
     Value Stock Portfolio, 87,806,594 shares at net asset
        value of $1.76 per share (cost $142,249,891) ..........................              -             -           -           -
                                                                                -------------- ------------- ----------- -----------
                                                                                   208,892,703   129,255,925           -   6,852,927

Receivable for investments sold................................................        282,191       147,154           -         320
Receivable from Minnesota Life for contract purchase payments .................        146,321       176,245           -          21
                                                                                -------------- ------------- ----------- -----------

        Total assets ..........................................................    209,321,215   129,579,324           -   6,853,268
                                                                                -------------- ------------- ----------- -----------
                                   LIABILITIES

Payable for investments purchased .............................................        146,321       176,245           -          21
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges................................        282,191       147,154           -         320
                                                                                -------------- ------------- ----------- -----------

        Total liabilities......................................................        428,512       323,399           -         341
                                                                                -------------- ------------- ----------- -----------


        Net assets applicable to annuity contract owners ...................... $  208,892,703   129,255,925           -   6,852,927
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------
                             CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans)................... $  201,327,567   124,257,847           -   6,329,988
Contracts in accumulation period (MegAnnuity)                                        5,246,846     3,120,314           -     499,225
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......      2,097,638     1,852,989           -      23,714
Contracts in annuity payment period (MegAnnuity) (note 2) .....................        220,652        24,775           -           -
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -             -           -           -
                                                                                -------------- ------------- ----------- -----------

            Total contract owners' equity ..................................... $  208,892,703   129,255,925           -   6,852,927
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------
ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS).....................     99,956,739    69,789,850           -   4,526,963
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------
ACCUMULATION UNITS OUTSTANDING (MEGANNUITY)                                          2,464,913     1,681,790           -     339,137
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS).............. $         2.01          1.78           -        1.40
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY)............................. $         2.13          1.86           -        1.47
                                                                                -------------- ------------- ----------- -----------
                                                                                -------------- ------------- ----------- -----------


                                                                                ---------------------------------------
                                                                                  MATURING        MATURING
                                                                                 GOVERNMENT      GOVERNMENT    VALUE
                                       ASSETS                                     BOND 2006      BOND 2010     STOCK
                                                                                ---------------------------------------
Investments in shares of Advantus Series Fund, Inc.:
     International Stock Portfolio, 120,764,194 shares at net asset
        value of $1.73 per share (cost $179,680,053) ..........................              -             -           -
     Small Company Growth Portfolio, 77,154,307 shares at net asset
        value of $1.68 per share (cost $115,246,440) ..........................              -             -           -
     Maturing Government Bond 1998 Portfolio, 0 shares at net asset
        value of $0.00 per share (cost $0) ....................................              -             -           -
     Maturing Government Bond 2002 Portfolio, 6,197,524 shares at net asset
        value of $1.11 per share (cost $6,692,294) ............................              -             -           -
     Maturing Government Bond 2006 Portfolio, 5,480,023 shares at net asset
        value of $1.25 per share (cost $6,333,561) ............................      6,868,481             -           -
     Maturing Government Bond 2010 Portfolio, 4,004,457 shares at net asset
        value of $1.41per share (cost $4,992,369) .............................              -     5,644,926           -
     Value Stock Portfolio, 87,806,594 shares at net asset
        value of $1.76 per share (cost $142,249,891) ..........................              -             - 154,497,444
                                                                                -------------- ------------- -----------
                                                                                     6,868,481     5,644,926 154,497,444

Receivable for investments sold................................................            326           270     119,628
Receivable from Minnesota Life for contract purchase payments .................          3,579           263     101,048
                                                                                -------------- ------------- -----------

        Total assets ..........................................................      6,872,386     5,645,459 154,718,120
                                                                                -------------- ------------- -----------
                                   LIABILITIES

Payable for investments purchased .............................................          3,579           263     101,048
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges................................            326           270     119,628
                                                                                -------------- ------------- -----------


        Total liabilities......................................................          3,905           533     220,676
                                                                                -------------- ------------- -----------


        Net assets applicable to annuity contract owners ......................      6,868,481     5,644,926 154,497,444
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
                             CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans)...................      6,094,868     5,061,491 149,650,502
Contracts in accumulation period (MegAnnuity)                                          368,711       187,877   2,837,220
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......        380,018       370,722   1,959,806
Contracts in annuity payment period (MegAnnuity) (note 2) .....................         24,884        24,836      49,916
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -             -           -
                                                                                -------------- ------------- -----------

            Total contract owners' equity .....................................      6,868,481     5,644,926 154,497,444
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS).....................      3,881,227     3,046,112  69,982,001
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

ACCUMULATION UNITS OUTSTANDING (MEGANNUITY)                                            223,036       107,403   1,260,342
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS)..............           1.57          1.66        2.14
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY).............................           1.65          1.75        2.25
                                                                                -------------- ------------- -----------
                                                                                -------------- ------------- -----------

See accompanying notes to financial statments.

                            VARIABLE ANNUITY ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998


                                                                                           SEGREGATED SUB-ACCOUNTS
                                                                                ----------------------------------------------------
                                                                                     SMALL
                                                                                    COMPANY        GLOBAL    INDEX 400   MACRO-CAP
                                         ASSETS                                      VALUE          BOND      MID-CAP      VALUE
                                                                                ----------------------------------------------------
 Investments in shares of Advantus Series Fund, Inc.:
     Small Company Value Portfolio, 8,279,227 shares at net asset
        value of $0.95 per share (cost $8,313,418) ............................ $    7,851,143             -           -           -
     Global Bond Portfolio, 29,394,043 shares at net asset
        value of $1.05 per share (cost $29,751,795) ...........................              -    30,823,257           -           -
     Index 400 Mid-Cap Portfolio, 8,142,156 shares at net asset
        value of $1.15 per share (cost $8,355,475) ............................              -             -   9,358,774           -
     Macro-Cap Value Portfolio, 8,959,260 shares at net asset
        value of $1.14 per share (cost $9,318,264) ............................              -             -           -  10,209,903
     Micro-Cap Growth Portfolio, 7,179,720 shares at net asset
        value of $1.01 per share (cost $6,838,083) ............................              -             -           -           -
     Real Estate Securities Portfolio, 6,101,949 shares at net asset
        value of $0.83 per share (cost $5,928,840) ............................              -             -           -           -
 Investment in shares of Templeton Variable Products Series Fund:
     Templeton Developing Markets Fund - Class 2, 589,245 shares at net asset
        value of $5.12 per share (cost $3,566,831) ............................              -             -           -           -
                                                                                 ------------- ------------- ----------- -----------
                                                                                     7,851,143    30,823,257   9,358,774  10,209,903

 Receivable for investments sold ..............................................          3,646         5,596       6,406      15,489
 Receivable from Minnesota Life for contract purchase payments ................         15,117         3,039       1,315      25,299
                                                                                 ------------- ------------- ----------- -----------

             Total assets .....................................................      7,869,906    30,831,892   9,366,495  10,250,691
                                                                                 ------------- ------------- ----------- -----------

                                LIABILITIES

 Payable for investments purchased ............................................         15,117         3,039       1,315      25,299
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges................................          3,646         5,596       6,406      15,489
                                                                                 ------------- ------------- ----------- -----------

             Total liabilities ................................................         18,763         8,635       7,721      40,788
                                                                                 ------------- ------------- ----------- -----------

             Net assets applicable to annuity contract owners ................. $    7,851,143    30,823,257   9,358,774  10,209,903
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------
                          CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans)................... $    7,155,427    30,698,268   9,037,135   9,972,628
Contracts in accumulation period (MegAnnuity)..................................        340,537        49,097     253,127     117,112
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......        355,179        75,892      68,512     120,163
Contracts in annuity payment period (MegAnnuity) (note 2) .....................              -             -           -           -
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -             -           -           -
                                                                                 ------------- ------------- ----------- -----------

             Total contract owners' equity .................................... $    7,851,143    30,823,257   9,358,774  10,209,903
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------

ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS).....................      7,555,601    26,841,307   7,779,280   8,485,870
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------
ACCUMULATION UNITS OUTSTANDING (MEGANNUITY)....................................        361,348        42,643     217,613      97,581
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS).............. $         0.95          1.14        1.16        1.18
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY)............................. $         0.94          1.15        1.15        1.20
                                                                                 ------------- ------------- ----------- -----------
                                                                                 ------------- ------------- ----------- -----------


                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                                ----------------------------------------
                                                                                                  REAL       TEMPLETON
                                                                                  MICRO-CAP      ESTATE      DEVELOPING
                                         ASSETS                                     GROWTH      SECURITES     MARKETS
                                                                                ----------------------------------------
 Investments in shares of Advantus Series Fund, Inc.:
     Small Company Value Portfolio, 8,279,227 shares at net asset
        value of $0.95 per share (cost $8,313,418) ............................              -             -           -
     Global Bond Portfolio, 29,394,043 shares at net asset
        value of $1.05 per share (cost $29,751,795) ...........................              -             -           -
     Index 400 Mid-Cap Portfolio, 8,142,156 shares at net asset
        value of $1.15 per share (cost $8,355,475) ............................              -             -           -
     Macro-Cap Value Portfolio, 8,959,260 shares at net asset
        value of $1.14 per share (cost $9,318,264) ............................              -             -           -
     Micro-Cap Growth Portfolio, 7,179,720 shares at net asset
        value of $1.01 per share (cost $6,838,083) ............................      7,241,667             -           -
     Real Estate Securities Portfolio, 6,101,949 shares at net asset
        value of $0.83 per share (cost $5,928,840) ............................              -     5,075,867           -
 Investment in shares of Templeton Variable Products Series Fund:
     Templeton Developing Markets Fund - Class 2, 589,245 shares at net asset
        value of $5.12 per share (cost $3,566,831) ............................              -             -   3,016,935
                                                                                 ------------- ------------- -----------

                                                                                     7,241,667     5,075,867   3,016,935

 Receivable for investments sold ..............................................          1,723           251       2,766
 Receivable from Minnesota Life for contract purchase payments ................         15,563             -       4,508
                                                                                 ------------- ------------- -----------

             Total assets .....................................................      7,258,953     5,076,118   3,024,209
                                                                                 ------------- ------------- -----------

                                  LIABILITIES

  Payable for investments purchased ...........................................         15,563             -       4,508
Payable to Minnesota Life for contract terminations, mortality and
     expense charges and administrative charges................................          1,723           251       2,766
                                                                                 ------------- ------------- -----------

             Total liabilities ................................................         17,286           251       7,274
                                                                                 ------------- ------------- -----------

             Net assets applicable to annuity contract owners .................      7,241,667     5,075,867   3,016,935
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------
                             CONTRACT OWNERS' EQUITY

Contracts in accumulation period (Personal Retirement Plans)...................      7,083,984     5,053,408   2,656,405
Contracts in accumulation period (MegAnnuity)..................................         68,076        10,262      72,851
Contracts in annuity payment period (Personal Retirement Plans) (note 2) ......         89,607        12,197     287,679
Contracts in annuity payment period (MegAnnuity) (note 2) .....................              -             -           -
Contracts in annuity payment period (Adjustable Income Annuity) (note 2) ......              -             -           -
                                                                                 ------------- ------------- -----------
             Total contract owners' equity ....................................      7,241,667     5,075,867   3,016,935
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------

ACCUMULATION UNITS OUTSTANDING (PERSONAL RETIREMENT PLANS).....................      6,922,652     5,887,391   4,908,432
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------
ACCUMULATION UNITS OUTSTANDING (MEGANNUITY)....................................         71,594        12,024     132,217
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (PERSONAL RETIREMENT PLANS)..............           1.02          0.86        0.54
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------
NET ASSET VALUE PER ACCUMULATION UNIT (MEGANNUITY).............................           0.95          0.85        0.55
                                                                                 ------------- ------------- -----------
                                                                                 ------------- ------------- -----------

See accompanying notes to financial statements.

                          VARIABLE ANNUITY ACCOUNT
                          STATEMENTS OF OPERATIONS
                        YEAR ENDED DECEMBER 31, 1998


                                                                                              SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------------------
                                                                                                               MONEY      ASSET
                                                                                   GROWTH         BOND        MARKET    ALLOCATION
                                                                               ----------------------------------------------------
Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4) .... $    1,909,026     6,555,791   1,890,390  11,047,310
     Mortality and expense charges (Personal Retirement Plans) (note 3).......     (2,658,497)   (1,451,761)   (466,160) (5,328,444)
     Administrative charges (MegAnnuity) (note 3).............................         (8,428)       (7,043)     (2,764)    (10,057)
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -             -           -           -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -             -           -           -
                                                                                ------------- ------------- ----------- -----------

        Investment income (loss) - net .......................................       (757,899)    5,096,987   1,421,466   5,708,809
                                                                                ------------- ------------- ----------- -----------

Realized and unrealized gains on investments - net:
     Realized gain distributions from underlying mutual fund (note 4) ........     30,361,750     1,380,975           -  28,074,004
                                                                                ------------- ------------- ----------- -----------
     Realized gains on sales of investments:
        Proceeds from sales ..................................................     40,776,604    23,722,219  61,218,353  72,692,099
        Cost of investments sold .............................................    (35,169,204)  (22,960,184)(61,218,353)(59,657,730)
                                                                                ------------- ------------- ----------- -----------
                                                                                    5,607,400       762,035           -  13,034,369
                                                                                ------------- ------------- ----------- -----------
        Net realized gains on investments ....................................     35,969,150     2,143,010           -  41,108,373
                                                                                ------------- ------------- ----------- -----------

        Net change in unrealized appreciation or depreciation
           of investments ....................................................     28,752,083    (1,508,399)          -  41,516,841
                                                                                ------------- ------------- ----------- -----------
        Net gains on investments .............................................     64,721,233       634,611           -  82,625,214
                                                                                ------------- ------------- ----------- -----------
Net increase in net assets resulting from operations ..........................$   63,963,334     5,731,598   1,421,466  88,334,023
                                                                                ------------- ------------- ----------- -----------
                                                                                ------------- ------------- ----------- -----------

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------
                                                                                  MORTGAGE        INDEX      CAPITAL
                                                                                 SECURITIES        500     APPRECIATION
                                                                               ----------------------------------------
Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4) ....      4,573,204     2,288,759           -
     Mortality and expense charges (Personal Retirement Plans) (note 3).......     (1,072,947)   (3,127,575) (2,774,930)
     Administrative charges (MegAnnuity) (note 3).............................         (2,378)      (17,645)    (11,069)
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -       (96,607)          -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -       (18,115)          -
                                                                                ------------- ------------- -----------

        Investment income (loss) - net .......................................      3,497,879      (971,183) (2,785,999)
                                                                                ------------- ------------- -----------

Realized and unrealized gains on investments - net:
     Realized gain distributions from underlying mutual fund (note 4) ........              -     1,434,626  12,252,180
                                                                                ------------- ------------- -----------
     Realized gains on sales of investments:
        Proceeds from sales ..................................................     19,602,750    50,990,950  38,947,880
        Cost of investments sold .............................................    (18,948,776)  (33,412,366)(27,595,912)
                                                                                ------------- ------------- -----------
                                                                                      653,974    17,578,584  11,351,968
                                                                                ------------- ------------- -----------
        Net realized gains on investments ....................................        653,974    19,013,210  23,604,148
                                                                                ------------- ------------- -----------

        Net change in unrealized appreciation or depreciation
           of investments ....................................................        233,763    45,447,205  39,001,666
                                                                                ------------- ------------- -----------
        Net gains on investments .............................................        887,737    64,460,415  62,605,814
                                                                                ------------- ------------- -----------
Net increase in net assets resulting from operations ..........................     4,385,616    63,489,232  59,819,815
                                                                                ------------- ------------- -----------
                                                                                ------------- ------------- -----------



See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998


                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------------------
                                                                                                             MATURING    MATURING
                                                                                                            GOVERNMENT  GOVERNMENT
                                                                                INTERNATIONAL     SMALL        BOND         BOND
                                                                                    STOCK        COMPANY      1998(a)       2002
                                                                               ----------------------------------------------------
Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4) .... $    5,761,801             -     382,246     326,670
     Mortality and expense charges (Personal Retirement Plans) (note 3).......     (2,627,480)   (1,521,739)    (38,123)    (59,792)
     Administrative charges (MegAnnuity) (note 3).............................         (9,218)       (4,404)     (1,308)       (635)
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -             -           -           -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -             -           -           -
                                                                               -------------- ------------- ----------- -----------
         Investment income (loss) - net ......................................      3,125,103    (1,526,143)    342,815     266,243
                                                                               -------------- ------------- ----------- -----------

 Realized and unrealized gains (losses) on investments - net:
      Realized gain distributions from underlying mutual fund (note 4) .......      5,672,652             -       1,890      68,032
                                                                               -------------- ------------- ----------- -----------
      Realized gains on sales of investments:
         Proceeds from sales .................................................     47,036,075    26,980,438   7,585,606     597,145
         Cost of investments sold ............................................    (40,009,115)  (25,324,578) (7,411,408)   (560,708)
                                                                               -------------- ------------- ----------- -----------
                                                                                    7,026,960     1,655,860     174,198      36,437
                                                                               -------------- ------------- ----------- -----------
         Net realized gains on investments ...................................     12,699,612     1,655,860     176,088     104,469
                                                                               -------------- ------------- ----------- -----------

         Net change in unrealized appreciation or depreciation
            of investments ...................................................     (5,845,206)     (882,409)   (344,640)     31,481
                                                                               -------------- ------------- ----------- -----------
         Net gains (losses) on investments ...................................      6,854,406       773,451    (168,552)    135,950
                                                                               -------------- ------------- ----------- -----------
 Net increase (decrease) in net assets resulting from operations ............. $    9,979,509      (752,692)    174,263     402,193
                                                                               -------------- ------------- ----------- -----------
                                                                               -------------- ------------- ----------- -----------

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------
                                                                                  MATURING       MATURING
                                                                                 GOVERNMENT     GOVERNMENT
                                                                                    BOND           BOND        VALUE
                                                                                    2006           2010        STOCK
                                                                               ----------------------------------------
Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4) ....        321,084       165,994           -
     Mortality and expense charges (Personal Retirement Plans) (note 3).......        (60,904)      (47,738) (1,884,495)
     Administrative charges (MegAnnuity) (note 3).............................         (1,311)       (1,427)     (5,028)
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -             -           -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -             -           -
                                                                               -------------- ------------- -----------
         Investment income (loss) - net ......................................        258,869       116,829  (1,889,523)
                                                                               -------------- ------------- -----------

 Realized and unrealized gains (losses) on investments - net:
      Realized gain distributions from underlying mutual fund (note 4) .......         25,390         3,315     243,752
                                                                               -------------- ------------- -----------
      Realized gains on sales of investments:
         Proceeds from sales .................................................      1,342,202     1,595,804  42,205,941
         Cost of investments sold ............................................     (1,210,927)   (1,415,232)(40,273,249)
                                                                               -------------- ------------- -----------
                                                                                      131,275       180,572   1,932,692
                                                                               -------------- ------------- -----------
         Net realized gains on investments ...................................        156,665       183,887   2,176,444
                                                                               -------------- ------------- -----------

         Net change in unrealized appreciation or depreciation
            of investments ...................................................        218,033       233,938    (307,967)
                                                                               -------------- ------------- -----------
         Net gains (losses) on investments ...................................        374,698       417,825   1,868,477
                                                                               -------------- ------------- -----------
 Net increase (decrease) in net assets resulting from operations .............        633,567       534,654     (21,046)
                                                                               -------------- ------------- -----------
                                                                               -------------- ------------- -----------


 (a) For the period from January 1, 1998, to September 18, 1998, termination of the sub-account.


See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                              SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------------------
                                                                                     SMALL
                                                                                    COMPANY       GLOBAL     INDEX 400   MACRO-CAP
                                                                                     VALUE         BOND       MID-CAP      VALUE
                                                                               ----------------------------------------------------
 Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4)..... $      103,048     1,739,198      58,665      42,070
     Mortality and expense charges (Personal Retirement Plans) (note 3).......        (73,235)     (334,067)    (77,967)   (101,166)
     Administrative charges (MegAnnuity) (note 3).............................           (418)          (67)       (161)          -
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -             -           -           -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -             -           -           -
                                                                                ------------- ------------- ----------- -----------
         Investment income (loss) - net ......................................         29,395     1,405,064     (19,463)    (59,096)
                                                                                ------------- ------------- ----------- -----------

 Realized and unrealized gains (losses) on investments - net:
      Realized gain distributions from underlying mutual fund (note 4) .......              -       793,737     165,220     403,995
                                                                                ------------- ------------- ----------- -----------
      Realized gains (losses) on sales of investments:
         Proceeds from sales .................................................      3,500,741     3,194,806   2,744,085   2,649,818
         Cost of investments sold ............................................     (3,423,767)   (3,123,080) (2,621,594) (2,570,013)
                                                                                ------------- ------------- ----------- -----------
                                                                                       76,974        71,726     122,491      79,805
                                                                                ------------- ------------- ----------- -----------
         Net realized gains (losses) on investments ..........................         76,974       865,463     287,711     483,800
                                                                                ------------- ------------- ----------- -----------

         Net change in unrealized appreciation or depreciation
            of investments ...................................................       (617,083)    1,473,702     955,141   1,007,945
                                                                                ------------- ------------- ----------- -----------
         Net gains (losses) on investments ...................................       (540,109)    2,339,165   1,242,852   1,491,745
                                                                                ------------- ------------- ----------- -----------
 Net increase (decrease) in net assets resulting from operations ............. $     (510,714)    3,744,229   1,223,389   1,432,649
                                                                                ------------- ------------- ----------- -----------
                                                                                ------------- ------------- ----------- -----------

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                                ----------------------------------------
                                                                                                  REAL       TEMPLETON
                                                                                 MICRO-CAP       ESTATE     DEVELOPING
                                                                                  GROWTH       SECURITES(a)    MARKETS
                                                                               --------------- ------------ ------------
 Investment income (loss):
     Investment income distributions from underlying mutual fund (note 4).....              -       194,760      15,399
     Mortality and expense charges (Personal Retirement Plans) (note 3).......        (65,447)      (39,576)    (21,517)
     Administrative charges (MegAnnuity) (note 3).............................            (75)            -          (3)
     Mortality and expense charges (Adjustable Income Annuity) (note 3).......              -             -           -
     Administrative charges (Adjustable Income Annuity) (note 3)..............              -             -           -
                                                                                ------------- ------------- -----------

         Investment income (loss) - net ......................................        (65,522)      155,184      (6,121)
                                                                                ------------- ------------- -----------

 Realized and unrealized gains (losses) on investments - net:
      Realized gain distributions from underlying mutual fund (note 4) .......              -             -       9,453
                                                                                ------------- ------------- -----------
      Realized gains (losses) on sales of investments:
         Proceeds from sales .................................................      1,516,834       132,016     182,633
         Cost of investments sold ............................................     (1,611,514)     (153,674)   (233,873)
                                                                                ------------- ------------- -----------
                                                                                      (94,680)      (21,658)    (51,240)
                                                                                ------------- ------------- -----------
         Net realized gains (losses) on investments ..........................        (94,680)      (21,658)    (41,787)
                                                                                ------------- ------------- -----------

         Net change in unrealized appreciation or depreciation
            of investments ...................................................        953,763      (852,973)   (444,051)
                                                                                ------------- ------------- -----------
         Net gains (losses) on investments ...................................        859,083      (874,631)   (485,838)
                                                                                ------------- ------------- -----------
 Net increase (decrease) in net assets resulting from operations .............        793,561      (719,447)   (491,959)
                                                                                ------------- ------------- -----------
                                                                                ------------- ------------- -----------

(a) For the period from April 24, 1998, commencement of operations, to December 31, 1998 for Personal Retirement Plans, and for the period from May 14, 1998, commencement of operations, to December 31, 1998 for MegAnnuity.


See accompanying notes to financial statements.

                          VARIABLE ANNUITY ACCOUNT
                     STATEMENTS OF CHANGES IN NET ASSETS
                        YEAR ENDED DECEMBER 31, 1998

                                                                                              SEGREGATED SUB-ACCOUNTS
                                                                               ---------------------------------------------------
                                                                                                               MONEY      ASSET
                                                                                   GROWTH          BOND        MARKET   ALLOCATION
                                                                               ---------------------------------------------------
Operations:
     Investment income (loss) - net .......................................... $     (757,899)    5,096,987   1,421,466   5,708,809
     Net realized gains on investments .......................................     35,969,150     2,143,010           -  41,108,373
     Net change in unrealized appreciation or depreciation
        of investments .......................................................     28,752,083    (1,508,399)          -  41,516,841
                                                                                ------------- ------------- ----------- -----------
Net increase in net assets resulting from operations .........................     63,963,334     5,731,598   1,421,466  88,334,023
                                                                                ------------- ------------- ----------- -----------
Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans.............................................     51,637,934    41,441,722  72,457,091  70,303,040
        MegAnnuity............................................................      2,288,260     2,374,930   3,391,144   1,777,956
        Adjustable Income Annuity.............................................              -             -           -           -
     Contract terminations and withdrawal payments:
        Personal Retirement Plans.............................................    (36,450,685)  (21,212,178)(58,811,259)(65,726,252)
        MegAnnuity............................................................     (1,455,740)     (866,165) (1,931,680) (1,155,438)
        Adjustable Income Annuity.............................................              -             -           -           -
     Actuarial adjustments for mortality experience on annuities in payment period:
        Personal Retirement Plans.............................................          1,950       (43,058)         27      (4,603)
        MegAnnuity............................................................             18            51           -          62
        Adjustable Income Annuity.............................................              -             -           -           -
     Annuity benefit payments:
        Personal Retirement Plans.............................................       (201,089)     (140,143)     (6,516)   (441,066)
        MegAnnuity............................................................         (4,132)       (1,922)          -     (26,300)
        Adjustable Income Annuity.............................................              -             -           -           -
                                                                                ------------- ------------- ----------- -----------
Increase in net assets from contract transactions ............................     15,816,516    21,553,237  15,098,807   4,727,399
                                                                                ------------- ------------- ----------- -----------
Increase in net assets .......................................................     79,779,850    27,284,835  16,520,273  93,061,422

Net assets at the beginning of year ..........................................    184,551,944   106,688,081  33,388,814 396,905,106
                                                                                ------------- ------------- ----------- -----------
Net assets at the end of year ................................................ $  264,331,794   133,972,916  49,909,087 489,966,528
                                                                                ------------- ------------- ----------- -----------
                                                                                ------------- ------------- ----------- -----------

                                                                                           SEGREGATED SUB-ACCOUNTS
                                                                               ----------------------------------------
                                                                                  MORTGAGE        INDEX      CAPITAL
                                                                                 SECURITIES        500     APPRECIATION
                                                                               ----------------------------------------
Operations:
     Investment income (loss) - net ..........................................      3,497,879      (971,183) (2,785,999)
     Net realized gains on investments .......................................        653,974    19,013,210  23,604,148
     Net change in unrealized appreciation or depreciation
        of investments .......................................................        233,763    45,447,205  39,001,666
                                                                                ------------- ------------- -----------
Net increase in net assets resulting from operations .........................      4,385,616    63,489,232  59,819,815
                                                                                ------------- ------------- -----------
Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans.............................................     33,557,094    67,949,692  37,672,274
        MegAnnuity............................................................        969,771     3,417,868   1,306,737
        Adjustable Income Annuity.............................................              -     6,647,680           -
     Contract terminations and withdrawal payments:
        Personal Retirement Plans.............................................    (17,949,781)  (42,752,201)(34,786,814)
        MegAnnuity............................................................       (479,285)   (3,364,285) (1,158,543)
        Adjustable Income Annuity.............................................              -      (655,211)          -
     Actuarial adjustments for mortality experience on annuities in payment period:
        Personal Retirement Plans.............................................        (12,738)      (13,196)     (1,165)
        MegAnnuity............................................................              -           161          16
        Adjustable Income Annuity.............................................              -        81,585           -
     Annuity benefit payments:
        Personal Retirement Plans.............................................        (85,620)     (231,073)   (212,803)
        MegAnnuity............................................................              -        (2,538)     (2,573)
        Adjustable Income Annuity.............................................              -      (794,250)          -
                                                                                ------------- ------------- -----------
Increase in net assets from contract transactions ............................     15,999,441    30,284,232   2,817,129
                                                                                ------------- ------------- -----------
Increase in net assets .......................................................     20,385,057    93,773,464  62,636,944

Net assets at the beginning of year ..........................................     77,023,516   227,694,815 206,681,289
                                                                                ------------- ------------- -----------
Net assets at the end of year ................................................     97,408,573   321,468,279 269,318,233
                                                                                ------------- ------------- -----------
                                                                                ------------- ------------- -----------


                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                               SEGREGATED SUB-ACCOUNTS
                                                                               -----------------------------------------------------
                                                                                                              MATURING     MATURING
                                                                                                             GOVERNMENT   GOVERNMENT
                                                                                INTERNATIONAL      SMALL        BOND         BOND
                                                                                    STOCK         COMPANY      1998(a)       2002
                                                                               -------------- ------------- ----------- -----------
Operations:
     Investment income (loss) - net .......................................... $   3,125,103    (1,526,143)    342,815      266,243
     Net realized gains on investments .......................................    12,699,612     1,655,860     176,088      104,469
     Net change in unrealized appreciation or depreciation
        of investments .......................................................    (5,845,206)     (882,409)   (344,640)      31,481
                                                                               -------------- ------------- -----------  -----------

Net increase (decrease) in net assets resulting from operations ..............     9,979,509      (752,692)    174,263      402,193
                                                                               -------------- ------------- -----------  -----------
Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans ............................................    36,659,650    28,012,351   1,136,821    2,697,576
        MegAnnuity ...........................................................     1,096,968     1,086,917         150      104,356
        Adjustable Income Annuity
     Contract terminations and withdrawal payments:
        Personal Retirement Plans ............................................   (42,040,850)  (24,558,706) (5,860,095)    (536,207)
        MegAnnuity ...........................................................    (2,122,613)     (689,332) (1,685,590)      (8,740)
        Adjustable Income Annuity ............................................             -             -           -            -
     Actuarial adjustments for mortality experience on annuities in payment period:
        Personal Retirement Plans ............................................        (2,076)      (34,522)         39       11,619
        MegAnnuity ...........................................................           362           124           -            -
        Adjustable Income Annuity ............................................             -             -           -            -
     Annuity benefit payments:
        Personal Retirement Plans ............................................      (220,772)     (170,663)       (529)      (3,389)
        MegAnnuity ...........................................................       (13,429)       (1,198)          -            -
        Adjustable Income Annuity ............................................             -             -           -            -
                                                                               -------------- ------------- -----------  -----------

Increase (decrease)  in net assets from contract transactions ................    (6,642,760)    3,644,971  (6,409,204)   2,265,215
                                                                               -------------- ------------- -----------  -----------

Increase (decrease) in net assets ............................................     3,336,749     2,892,279  (6,234,941)   2,667,408

Net assets at the beginning of year ..........................................   205,555,954   126,363,646   6,234,941    4,185,519
                                                                               -------------- ------------- -----------  -----------

Net assets at the end of year ................................................ $ 208,892,703   129,255,925           -    6,852,927
                                                                               -------------- ------------- -----------  -----------
                                                                               -------------- ------------- -----------  -----------

(a) For the period from January 1, 1998, to September 18, 1998, termination of the sub-account.

                                                                                               SEGREGATED SUB-ACCOUNTS
                                                                                  -----------------------------------------
                                                                                    MATURING     MATURING
                                                                                   OVERNMENT    GOVERNMENT
                                                                                      BOND         BOND          VALUE
                                                                                      2006         2010          STOCK
                                                                                  ----------- ------------- ---------------
Operations:
     Investment income (loss) - net ............................................     258,869       116,829     (1,889,523)
     Net realized gains on investments .........................................     156,665       183,887      2,176,444
     Net change in unrealized appreciation or depreciation
        of investments .........................................................     218,033       233,938       (307,967)
                                                                                  ----------- ------------- ---------------

Net increase (decrease) in net assets resulting from operations ................     633,567       534,654        (21,046)
                                                                                  ----------- ------------- ---------------
Contract transactions (notes 2, 3, 4 and 5): Contract purchase payments:
        Personal Retirement Plans ..............................................   3,409,399     3,456,312     43,797,257
        MegAnnuity .............................................................     206,525        25,510      1,341,893
        Adjustable Income Annuity
     Contract terminations and withdrawal payments:
        Personal Retirement Plans ..............................................  (1,258,332)   (1,503,240)   (38,307,284)
        MegAnnuity .............................................................     (11,210)      (64,298)    (1,811,450)
        Adjustable Income Annuity...............................................           -             -              -
     Actuarial adjustments for mortality experience on annuities in payment period:
        Personal Retirement Plans ..............................................      14,151         3,086          3,280
        MegAnnuity .............................................................       1,019           389            539
        Adjustable Income Annuity ..............................................           -             -              -
     Annuity benefit payments:
        Personal Retirement Plans ..............................................     (23,275)       20,121       (198,093)
        MegAnnuity .............................................................      (2,341)       (2,697)        (3,411)
        Adjustable Income Annuity ..............................................           -             -              -
                                                                                  ----------- ------------- ---------------

Increase (decrease)  in net assets from contract transactions ..................   2,335,936     1,935,183      4,822,731
                                                                                  ----------- ------------- ---------------

Increase (decrease) in net assets ..............................................   2,969,503     2,469,837      4,801,685

Net assets at the beginning of year ............................................   3,898,978     3,175,089    149,695,759
                                                                                  ----------- ------------- ---------------

Net assets at the end of year ..................................................   6,868,481     5,644,926    154,497,444
                                                                                  ----------- ------------- ---------------
                                                                                  ----------- ------------- ---------------


(a) For the period from January 1, 1998, to September 18, 1998, termination of the sub-account.

See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                            SEGREGATED SUB-ACCOUNTS
                                                                               -----------------------------------------------------
                                                                                  SMALL
                                                                                 COMPANY       GLOBAL      INDEX 400     MACRO-CAP
                                                                                  VALUE         BOND        MID-CAP        VALUE
                                                                               -----------   -----------   -----------   -----------
Operations:
     Investment income (loss) - net ......................................... $    29,395     1,405,064       (19,463)      (59,096)
     Net realized gains (losses) on investments .............................      76,974       865,463       287,711       483,800
     Net change in unrealized appreciation or depreciation
        of investments ......................................................    (617,083)    1,473,702       955,141     1,007,945
                                                                               -----------   -----------   -----------   -----------

Net increase (decrease)  in net assets resulting from operations ............    (510,714)    3,744,229     1,223,389     1,432,649
                                                                               -----------   -----------   -----------   -----------
Contract transactions (notes 2, 3, 4 and 5):
    Contract purchase payments:
       Personal Retirement Plans ............................................   6,475,581     4,876,523     5,538,756     6,338,736
       MegAnnuity ...........................................................     136,060        44,459       210,696        63,746
       Adjustable Income Annuity ............................................           -             -             -             -
    Contract terminations and withdrawal payments:
       Personal Retirement Plans ............................................  (3,395,717)   (2,838,384)   (2,645,937)   (2,540,858)
       MegAnnuity ...........................................................      (5,912)      (16,675)      (17,473)       (3,721)
       Adjustable Income Annuity ............................................           -             -             -             -
    Actuarial adjustments for mortality experience on annuities in payment period:
       Personal Retirement Plans ............................................      (2,310)         (880)         (576)         (869)
       MegAnnuity ...........................................................           -             -             -             -
       Adjustable Income Annuity ............................................           -             -             -             -
    Annuity benefit payments:
       Personal Retirement Plans ............................................     (23,150)       (4,734)       (1,971)       (3,204)
       MegAnnuity ...........................................................           -             -             -             -
       Adjustable Income Annuity ............................................           -             -             -             -
                                                                               -----------   -----------   -----------   -----------

Increase in net assets from contract transactions ...........................   3,184,552     2,060,309     3,083,495     3,853,830
                                                                               -----------   -----------   -----------   -----------

Increase in net assets ......................................................   2,673,838     5,804,538     4,306,884     5,286,479

Net assets at the beginning of year .........................................   5,177,305    25,018,719     5,051,890     4,923,424
                                                                               -----------   -----------   -----------   -----------

Net assets at the end of year ............................................... $ 7,851,143    30,823,257     9,358,774    10,209,903
                                                                               -----------   -----------   -----------   -----------
                                                                               -----------   -----------   -----------   -----------

(a) For the period from April 24, 1998, commencement of operations, to December
31, 1998.

                                                                                            SEGREGATED SUB-ACCOUNTS
                                                                               -----------------------------------------
                                                                                                  REAL        TEMPLETON
                                                                                MICRO-CAP        ESTATE       DEVELOPING
                                                                                 GROWTH       SECURITIES(a)    MARKETS
                                                                               -----------    -----------    -----------
Operations:
     Investment income (loss) - net .........................................      (65,522)       155,184         (6,121)
     Net realized gains (losses) on investments .............................      (94,680)       (21,658)       (41,787)
     Net change in unrealized appreciation or depreciation
        of investments ......................................................      953,763       (852,973)      (444,051)
                                                                               -----------    -----------    -----------

Net increase (decrease)  in net assets resulting from operations ............      793,561       (719,447)      (491,959)
                                                                               -----------    -----------    -----------
Contract transactions (notes 2, 3, 4 and 5):
    Contract purchase payments:
       Personal Retirement Plans ............................................    3,203,379      5,877,266      3,575,326
       MegAnnuity ...........................................................      105,113         10,489         70,613
       Adjustable Income Annuity ............................................            -              -              -
    Contract terminations and withdrawal payments:
       Personal Retirement Plans ............................................   (1,387,271)       (91,132)      (650,918)
       MegAnnuity ...........................................................      (57,134)        (1,184)        (3,025)
       Adjustable Income Annuity ............................................            -              -              -
    Actuarial adjustments for mortality experience on annuities in payment period:
       Personal Retirement Plans ............................................         (805)             -         (5,630)
       MegAnnuity ...........................................................            -              -              -
       Adjustable Income Annuity ............................................            -              -              -
    Annuity benefit payments:
       Personal Retirement Plans ............................................       (6,101)          (125)       (15,524)
       MegAnnuity ...........................................................            -              -              -
       Adjustable Income Annuity ............................................            -              -              -
                                                                               -----------    -----------    -----------

Increase in net assets from contract transactions ...........................    1,857,181      5,795,314      2,970,842
                                                                               -----------    -----------    -----------

Increase in net assets ......................................................    2,650,742      5,075,867      2,478,883

Net assets at the beginning of year .........................................    4,590,925              -        538,052
                                                                               -----------    -----------    -----------

Net assets at the end of year ...............................................    7,241,667      5,075,867      3,016,935
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------

(a) For the period from April 24, 1998, commencement of operations, to December 31, 1998.

See accompanying notes to financial statements.

                          VARIABLE ANNUITY ACCOUNT
                     STATEMENTS OF CHANGES IN NET ASSETS
                        YEAR ENDED DECEMBER 31, 1997

                                                                             SEGREGATED SUB-ACCOUNTS
                                                                ------------------------------------------------
                                                                                                     MONEY
                                                                     GROWTH         BOND            MARKET
                                                                ------------- ---------------- ----------------
Operations:
     Investment income (loss) - net .........................  $       (684,633)      3,589,875       1,280,595
     Net realized gains on investments ......................        32,275,233         476,253            --
     Net change in unrealized appreciation or depreciation
        of investments ......................................        10,343,283       3,206,825            --
                                                                   ------------    ------------    ------------

Net increase in net assets resulting from operations ........        41,933,883       7,272,953       1,280,595
                                                                   ------------    ------------    ------------

Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans ...........................        37,464,249      29,678,709      52,599,130
        MegAnnuity ..........................................           668,616         682,476         487,549
        Adjustable Income Annuity ...........................              --              --              --
     Contract terminations and withdrawal payments:
        Personal Retirement Plans ...........................       (15,679,425)    (14,483,737)    (57,536,852)
        MegAnnuity ..........................................          (742,604)       (581,596)       (696,888)
        Adjustable Income Annuity ...........................              --              --              --
     Actuarial adjustments for mortality experience on
        annuities in payment period:
        Personal Retirement Plans ...........................             5,455          (4,132)       (549,389)
        MegAnnuity ..........................................                14              41            --
        Adjustable Income Annuity ...........................              --              --              --
     Annuity benefit payments:
        Personal Retirement Plans ...........................           (92,583)        (80,007)        (12,607)
        MegAnnuity ..........................................            (3,290)         (1,834)           --
        Adjustable Income Annuity ...........................              --              --              --
                                                                   ------------    ------------    ------------

Increase (decrease) in net assets from contract transactions.        21,620,432      15,209,920      (5,709,057)
                                                                   ------------    ------------    ------------

Increase (decrease) in net assets ...........................        63,554,315      22,482,873      (4,428,462)

Net assets at the beginning of year .........................       120,997,629      84,205,208      37,817,276
                                                                   ------------    ------------    ------------

Net assets at the end of year ...............................  $    184,551,944     106,688,081      33,388,814
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------

                                                                                    SEGREGATED SUB-ACCOUNTS
                                                                -------------------------------------------------------------------
                                                                   ASSET          MORTGAGE         INDEX             CAPITAL
                                                                 ALLOCATION       SECURITIES         500            APPRECIATION
                                                                ------------- ---------------- ---------------- ----------------
Operations:
     Investment income (loss) - net .........................         4,845,559       3,459,470        (265,932)     (2,176,166)
     Net realized gains on investments ......................        26,640,913         261,834      11,461,591      20,895,800
     Net change in unrealized appreciation or depreciation
        of investments ......................................        27,118,688       1,622,327      37,727,377      24,346,437
                                                                   ------------    ------------    ------------    ------------

Net increase in net assets resulting from operations ........        58,605,160       5,343,631      48,923,036      43,066,071
                                                                   ------------    ------------    ------------    ------------

Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans ...........................        51,665,342      18,403,459      51,509,928      27,739,494
        MegAnnuity ..........................................           726,994         223,009       2,769,830         868,014
        Adjustable Income Annuity ...........................              --              --         5,596,884            --
     Contract terminations and withdrawal payments:
        Personal Retirement Plans ...........................       (41,700,448)    (13,595,580)    (22,382,897)    (19,504,571)
        MegAnnuity ..........................................        (1,313,648)       (145,739)     (1,508,140)       (574,067)
        Adjustable Income Annuity ...........................              --              --          (441,196)           --
     Actuarial adjustments for mortality experience on
        annuities in payment period:
        Personal Retirement Plans ...........................           550,291           4,705        (359,445)            663
        MegAnnuity ..........................................                28            --               175               8
        Adjustable Income Annuity ...........................              --              --           (83,544)           --
     Annuity benefit payments:
        Personal Retirement Plans ...........................          (314,868)        (44,690)       (152,662)       (128,627)
        MegAnnuity ..........................................           (22,916)           --            (2,258)         (2,121)
        Adjustable Income Annuity ...........................              --              --          (261,894)           --
                                                                   ------------    ------------    ------------    ------------

Increase (decrease) in net assets from contract transactions.         9,590,775       4,845,164      34,684,781       8,398,793
                                                                   ------------    ------------    ------------    ------------
Increase (decrease) in net assets ...........................        68,195,935      10,188,795      83,607,817      51,464,864

Net assets at the beginning of year .........................       328,709,171      66,834,721     144,086,998     155,216,425

                                                                   ------------    ------------    ------------    ------------

Net assets at the end of year ...............................       396,905,106      77,023,516     227,694,815     206,681,289
                                                                   ------------    ------------    ------------    ------------
                                                                   ------------    ------------    ------------    ------------


See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1997

                                                                                          SEGREGATED SUB-ACCOUNTS
                                                                      -----------------------------------------------
                                                                                                         MATURING
                                                                                                        GOVERNMENT
                                                                      INTERNATIONAL      SMALL             BOND
                                                                          STOCK         COMPANY            1998
                                                                      ------------- ---------------- ----------------
Operations:
     Investment income (loss) - net ...........................     $   2,852,659       (1,400,029)         265,019
     Net realized gains on investments ........................         6,932,064        2,460,474           57,370
     Net change in unrealized appreciation or depreciation
        of investments ........................................         7,315,695        6,489,624          (11,310)
                                                                    -------------    -------------    -------------

Net increase in net assets resulting from operations ..........        17,100,418        7,550,069          311,079
                                                                    -------------    -------------    -------------
Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans .............................        51,794,301       36,868,064        1,064,388
        MegAnnuity ............................................         1,642,780        1,081,896              224
        Adjustable Income Annuity .............................              --               --               --
     Contract terminations and withdrawal payments:
        Personal Retirement Plans .............................       (19,345,856)     (20,954,051)      (1,206,624)
        MegAnnuity ............................................          (609,321)        (630,256)         (32,000)
        Adjustable Income Annuity .............................              --               --               --
     Actuarial adjustments for mortality experience on
        annuities in payment period:
        Personal Retirement Plans .............................            50,457          305,163                3
        MegAnnuity ............................................               244             (108)            --
        Adjustable Income Annuity .............................              --               --               --
     Annuity benefit payments:
        Personal Retirement Plans .............................          (153,952)        (155,161)            (117)
        MegAnnuity ............................................           (11,839)          (1,131)            --
        Adjustable Income Annuity .............................              --               --               --
                                                                    -------------    -------------    -------------

Increase (decrease) in net assets from contract transactions ..        33,366,814       16,514,416         (174,126)
                                                                    -------------    -------------    -------------

Increase in net assets ........................................        50,467,232       24,064,485          136,953

Net assets at the beginning of year ...........................       155,088,722      102,299,161        6,097,988
                                                                    -------------    -------------    -------------

Net assets at the end of year .................................     $ 205,555,954      126,363,646        6,234,941
                                                                    -------------    -------------    --------------
                                                                    -------------    -------------    --------------

                                                                                          SEGREGATED SUB-ACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                      MATURING          MATURING        MATURING
                                                                      GOVERNMENT       GOVERNMENT      GOVERNMENT
                                                                        BOND              BOND            BOND            VALUE
                                                                        2002              2006            2010            STOCK
                                                                   --------------- ---------------- --------------- ---------------
Operations:
     Investment income (loss) - net ..........................           159,835          136,141           87,135           96,327
     Net realized gains on investments .......................            47,083           62,259           50,458       16,779,580
     Net change in unrealized appreciation or depreciation
        of investments .......................................            63,352          181,803          252,470        2,275,012
                                                                   -------------    -------------    -------------    -------------

Net increase in net assets resulting from operations .........           270,270          380,203          390,063       19,150,919
                                                                   -------------    -------------    -------------    -------------

Contract transactions (notes 2, 3, 4 and 5):
     Contract purchase payments:
        Personal Retirement Plans ............................           684,461          743,477          823,375       68,735,594
        MegAnnuity ...........................................             4,317                1           63,688        1,670,036
        Adjustable Income Annuity ............................              --               --               --               --
     Contract terminations and withdrawal payments:
        Personal Retirement Plans ............................          (667,868)        (314,002)        (859,199)     (19,539,662)
        MegAnnuity ...........................................              --                 (1)         (50,430)        (214,516)
        Adjustable Income Annuity ............................              --               --               --               --
     Actuarial adjustments for mortality experience on
        annuities in payment period:
        Personal Retirement Plans ............................                24               24             --             25,118
        MegAnnuity ...........................................              --               --                 34               22
        Adjustable Income Annuity ............................              --               --               --               --
     Annuity benefit payments:
        Personal Retirement Plans ............................            (4,611)          (4,781)            --            (93,964)
        MegAnnuity ...........................................              --               --             (4,161)          (3,340)
        Adjustable Income Annuity ............................              --               --               --               --
                                                                   -------------    -------------    -------------    -------------

Increase (decrease) in net assets from contract transactions..            16,323          424,718          (26,693)      50,579,288
                                                                   -------------    -------------    -------------    -------------

Increase in net assets .......................................           286,593          804,921          363,370       69,730,207

Net assets at the beginning of year ..........................         3,898,926        3,094,057        2,811,719       79,965,552
                                                                   -------------    -------------    -------------    -------------

Net assets at the end of year ................................         4,185,519        3,898,978        3,175,089      149,695,759
                                                                   -------------    -------------    -------------    -------------
                                                                   -------------    -------------    -------------    -------------


See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1997

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                             ---------------------------------------------
                                                                                 SMALL
                                                                                COMPANY         GLOBAL         INDEX 400
                                                                                VALUE (a)      BOND (b)       MID-CAP (a)
                                                                             --------------  ------------   --------------
Operations:
     Investment income (loss) - net ...................................      $   (16,093)       284,292        (15,976)
     Net realized gains (losses) on investments .......................           (5,712)        49,279        (13,548)
     Net change in unrealized appreciation or depreciation
        of investments ................................................          154,644       (402,240)        48,158
                                                                             -----------    -----------    -----------

Net increase (decrease)  in net assets resulting from operations ......          132,839        (68,669)        18,634
                                                                             -----------    -----------    -----------


Contract transactions (notes 2, 3, 4 and 5):
    Contract purchase payments:
       Personal Retirement Plans ......................................        5,932,017     26,233,498      5,666,129
       MegAnnuity .....................................................          215,792         15,179          9,629
       Adjustable Income Annuity ......................................             --             --             --
    Contract terminations and withdrawal payments:
       Personal Retirement Plans ......................................       (1,103,343)    (1,161,289)      (642,502)
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
    Actuarial adjustments for mortality experience on
       annuities in payment period:
       Personal Retirement Plans ......................................             --             --             --
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
    Annuity benefit payments:
       Personal Retirement Plans ......................................             --             --             --
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
                                                                             -----------    -----------    -----------

Increase in net assets from contract transactions .....................        5,044,466     25,087,388      5,033,256
                                                                             -----------    -----------    -----------
Increase in net assets ................................................        5,177,305     25,018,719      5,051,890

Net assets at the beginning of period .................................             --             --             --
                                                                             -----------    -----------    -----------

Net assets at the end of period .......................................      $ 5,177,305     25,018,719      5,051,890
                                                                             -----------    -----------    -----------
                                                                             -----------    -----------    -----------

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                             -------------------------------------------------
                                                                                                               TEMPLETON
                                                                               MACRO-CAP     MICRO-CAP         DEVELOPING
                                                                               VALUE (d)     GROWTH (c)       MARKETS (e)
                                                                             ------------- -------------- --------------------
Operations:
     Investment income (loss) - net ...................................            7,581        (18,204)          (751)
     Net realized gains (losses) on investments .......................          (13,225)       115,770        (10,015)
     Net change in unrealized appreciation or depreciation
        of investments ................................................         (116,306)      (550,179)      (105,845)
                                                                             -----------    -----------    -----------

Net increase (decrease)  in net assets resulting from operations ......         (121,950)      (452,613)      (116,611)
                                                                             -----------    -----------    -----------


Contract transactions (notes 2, 3, 4 and 5):
    Contract purchase payments:
       Personal Retirement Plans ......................................        5,317,960      5,465,120        676,481
       MegAnnuity .....................................................           39,309         14,608         24,403
       Adjustable Income Annuity ......................................             --             --             --
    Contract terminations and withdrawal payments:
       Personal Retirement Plans ......................................         (311,895)      (436,190)       (45,203)
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
    Actuarial adjustments for mortality experience on
       annuities in payment period:
       Personal Retirement Plans ......................................             --             --             (649)
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
    Annuity benefit payments:
       Personal Retirement Plans ......................................             --             --             (369)
       MegAnnuity .....................................................             --             --             --
       Adjustable Income Annuity ......................................             --             --             --
                                                                             -----------    -----------    -----------

Increase in net assets from contract transactions .....................        5,045,374      5,043,538        654,663
                                                                             -----------    -----------    -----------
Increase in net assets ................................................        4,923,424      4,590,925        538,052

Net assets at the beginning of period .................................             --             --             --
                                                                             -----------    -----------    -----------

Net assets at the end of period .......................................      $ 4,923,424      4,590,925        538,052
                                                                             -----------    -----------    -----------
                                                                             -----------    -----------    -----------


(a) For the period from September 29, 1997, commencement of operations, to December 31, 1997.
(b) For the period from September 24, 1997, commencement of operations, to December 31, 1997.
(c) For the period from September 15, 1997, commencement of operations, to December 31, 1997.
(d) For the period from October 15, 1997, commencement of operations, to December 31, 1997.
(e) For the period from October 2, 1997, commencement of operations, to December 31, 1997.


See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1)    ORGANIZATION AND BASIS OF PRESENTATION

       The Variable Annuity Account (the Account), formerly Minnesota Mutual Variable Annuity Account, was established on September 10, 1984 as a segregated asset account of Minnesota Life Insurance Company (Minnesota
       Life), formerly The Minnesota Mutual Life Insurance Company, under Minnesota law and is registered as a unit investment trust under the Investment Company Act of 1940 (as amended). There are currently four types of contracts each consisting of one to twenty segregated sub-accounts.

       The assets of each segregated sub-account are held for the exclusive benefit of the variable annuity contract owners and are not chargeable with liabilities arising out of the business conducted by any other account or by Minnesota Life. Contract owners allocate their variable annuity purchase payments to one or more of the twenty segregated sub-accounts. Such payments are then invested in shares of Advantus Series Fund, Inc. and Templeton Variable Products Series Fund (Underlying Funds). The Advantus Series Fund, Inc. was organized by Minnesota Life as the investment vehicle for its variable annuity contracts and variable life policies. Each of the Underlying Funds is registered under the Investment Company Act of 1940 (as amended) as a diversified, open-end management investment company.

       Payments allocated to the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company, Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Value Stock, Small Company Value, Global Bond (formerly International Bond), Index 400 Mid-Cap, Micro-Cap Value, Micro-Cap Growth, Real Estate Securities, and Templeton Developing Markets segregated sub-accounts are invested in shares of the Growth, Bond, Money Market, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company, Maturing Government Bond 2002, Maturing Government Bond 2006, Maturing Government Bond 2010, Value Stock, Small Company Value, Global Bond (formerly International Bond), Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth and Real Estate Securities Portfolios of the Advantus Series Fund, Inc. and Templeton Developing Markets Fund - Class 2 of the Templeton Variable Products Series Fund, respectively. The Maturing Government Bond 1998 Portfolio matured on September 18, 1998. Liquidation proceeds from the Maturing Government Bond 1998 sub-account were reinvested in another sub-account at the direction of the contract owner. If the contract owner did not direct the reinvestment, the proceeds were automatically reinvested in the Money Market sub-account.

       Ascend Financial Services, Inc. acts as the underwriter for the Account. Advantus Capital Management, Inc. acts as the investment adviser for the Advantus Series Fund, Inc. Ascend Financial Services, Inc. is a wholly-owned subsidiary of Advantus Capital Management, Inc. and Advantus Capital Management, Inc. is a wholly-owned subsidiary of Minnesota Life.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       INVESTMENTS IN UNDERLYING FUNDS

       Investments in shares of the Underlying Funds are stated at market value which is the net asset value per share as determined daily by each of the Underlying Funds. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of investments sold is determined on the average cost method. All dividend distributions received from the Underlying Funds are reinvested in additional shares of the Underlying Funds and are recorded by the segregated sub-accounts on the ex-dividend date.

                            VARIABLE ANNUITY ACCOUNT

       FEDERAL INCOME TAXES

       The Account is treated as part of Minnesota Life for federal income tax purposes. Under current interpretations of existing federal income tax law, no income taxes are payable on investment income or capital gain distributions received by the Account from the Underlying Funds.

       CONTRACTS IN ANNUITY PAYMENT PERIOD

       PERSONAL RETIREMENT PLANS:
       Annuity reserves are computed for currently payable contracts according to the mortality and assumed interest rate assumptions used to purchase the annuity income. Charges to annuity reserves for mortality and risk expense are reimbursed to Minnesota Life if the reserves required are less than originally estimated. If additional reserves are required, Minnesota Life reimburses the Account.

       MEGANNUITY:
       Annuity reserves are computed for currently payable contracts according to the Progressive Annuity Mortality Table, using an assumed interest rate of 3.5 percent. Charges to annuity reserves for mortality and risk expense are reimbursed to Minnesota Life if the reserves required are less than originally estimated. If additional reserves are required, Minnesota Life reimburses the Account.

       ADJUSTABLE INCOME ANNUITY:
       Annuity reserves are computed for currently payable contracts according to the Individual Annuity 1983 Table A, using an assumed interest rate of
       4.5 percent. Charges to annuity reserves for mortality and risk expense are reimbursed to Minnesota Life if the reserves required are less than originally estimated. If additional reserves are required, Minnesota Life reimburses the Account.

(3)    CONTRACT CHARGES

       PERSONAL RETIREMENT PLANS:
       The mortality and expense charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.25 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to 1.40 percent of the average daily net assets of the Account.

       A contingent deferred sales charge may be imposed on a Multi-Option Annuity or Multi-Option Select contract owner during the first ten years or first seven years, respectively, if a contract's accumulation value is reduced by a withdrawal or surrender. Total sales charges deducted from redemption proceeds for the years ended December 31, 1998 and 1997 amounted to $3,304,803 and $1,743,977, respectively.

       MEGANNUITY:
       The administrative charge paid to Minnesota Life is equal, on an annual basis, to .15 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to not more than .35 percent of the average daily net assets of the Account.

       Premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to
       3.5 percent depending on the applicable state law. No premium taxes were deducted from purchase payments for the years ended December 31, 1998 and 1997.

       ADJUSTABLE INCOME ANNUITY:
       The mortality and expense risk charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to .80 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to not more than 1.40 percent of the average daily net assets of the Account.

                            VARIABLE ANNUITY ACCOUNT

       The administrative charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to .15 percent of the average daily net assets of the Account. Under certain conditions, the administrative charge may be increased to not more than .40 percent of the average daily net assets of the Account.

       Contract purchase payments for Adjustable Income Annuity are reflected net of the following charges paid to Minnesota Life:

             A sales charge ranging from 3.75 to 4.50 percent, depending upon the total amount of purchase payments, is deducted from each contract purchase payment. Total sales charges deducted from contract purchase payments for the years ended December 31, 1998 and 1997 amounted to $111,222 and $131,108, respectively.

             A risk charge in the amount of 1.25 percent is deducted from each contract purchase payment. Under certain conditions, the risk charge may be as high as 2.00 percent. Total risk charges deducted from contract purchase payments for the years ended December 31, 1998 and 1997 amounted to $30,895 and $36,963, respectively.

             A premium tax charge of up to 3.50 percent is deducted from each contract purchase payment. Total premium tax charges deducted from contract purchase payments for the years ended December 31, 1998 and 1997 amounted to $121 and $3,218, respectively.

(4)    INVESTMENT TRANSACTIONS

       The Account's purchases of Underlying Funds shares, including reinvestment of dividend distributions, were as follows during the year ended December 31, 1998:

       Growth Portfolio ......................................          $86,196,971
       Bond Portfolio ........................................           51,753,419
       Money Market Portfolio ................................           77,738,625
       Asset Allocation Portfolio ............................          111,202,312
       Mortgage Securities Portfolio..........................           39,100,069
       Index 500 Portfolio ...................................           81,738,625
       Capital Appreciation Portfolio ........................           51,231,190
       International Stock Portfolio..........................           49,191,070
       Small Company Growth Portfolio.........................           29,099,266
       Maturing Government Bond 1998 Portfolio ...............            1,521,107
       Maturing Government Bond 2002 Portfolio ...............            3,196,634
       Maturing Government Bond 2006 Portfolio ...............            3,758,807
       Maturing Government Bond 2010 Portfolio ...............            3,651,131
       Value Stock Portfolio .................................           45,382,899
       Small Company Value Portfolio..........................            6,714,525
       Global Bond Portfolio..................................            7,453,916
       Index 400 Mid-Cap Portfolio ...........................            5,973,337
       Macro-Cap Value .......................................            6,848,547
       Micro-Cap Growth Portfolio.............................            3,308,493
       Real Estate Securities.................................            6,082,514
       Templeton Developing Markets Fund .....................            3,022,308

                            VARIABLE ANNUITY ACCOUNT


(5) UNIT ACTIVITY FROM CONTRACT TRANSACTIONS - PERSONAL RETIREMENT PLANS

  Transactions in units for each segregated sub-account for the years ended December 31, 1998 and 1997 (period ended December 31, 1998 for Real Estate Securities) were as follows:

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                        ---------------------------------------------------------------------------
                                                                                           MONEY           ASSET         MORTGAGE
                                                          GROWTH            BOND           MARKET       ALLOCATION      SECURITIES
                                                        ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 .................................    38,448,452      36,732,062      22,929,634     116,211,650      32,527,955
     Contract purchase
        payments ...................................     10,771,702      13,082,596      32,831,960      17,230,670       8,805,041
     Deductions for contract
        terminations and
        withdrawal payments .........................    (4,514,907)     (6,548,254)    (35,956,753)    (13,950,918)     (6,581,799)
                                                        ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 .................................    44,705,247      43,266,404      19,804,841     119,491,402      34,751,197
     Contract purchase
        payments ....................................    11,145,679      16,757,246      43,552,011      19,570,064      14,779,503
     Deductions for contract
        terminations and
        withdrawal payments .........................    (8,045,075)     (8,682,491)    (35,397,177)    (18,688,238)     (8,023,362)
                                                       -----------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 .................................    47,805,851      51,341,159      27,959,675     120,373,228      41,507,338
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                       ----------------------------------------------------------------------------
                                                                                                                          MATURING
                                                          INDEX           CAPITAL      INTERNATIONAL      SMALL          GOVERNMENT
                                                           500         APPRECIATION       STOCK          COMPANY          BOND 1998
                                                       -----------------------------------------------------------------------------
 Units outstanding at
   December 31, 1996 ................................    46,097,553      51,023,999      86,521,264      59,295,273       3,911,112
      Contract purchase
         payments ...................................    15,045,840       8,635,068      27,399,036      21,317,225         897,511
      Deductions for contract
         terminations and
         withdrawal payments ........................    (6,564,128)     (6,076,586)    (10,319,698)    (12,021,733)     (1,019,327)
                                                       -----------------------------------------------------------------------------
 Units outstanding at
   December 31, 1997 ................................    54,579,265      53,582,481     103,600,602      68,590,765       3,789,296
      Contract purchase
         payments ...................................    15,789,448       8,967,037      17,507,237      15,655,645         914,391
      Deductions for contract
         terminations and
         withdrawal payments ........................   (10,100,150)     (8,655,037)    (21,151,100)    (14,456,560)     (4,703,687)
                                                       -----------------------------------------------------------------------------
 Units outstanding at
   December 31, 1998 ................................    60,268,563      53,894,481      99,956,739      69,789,850            --
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

                            VARIABLE ANNUITY ACCOUNT


(5) UNIT ACTIVITY FROM CONTRACT TRANSACTIONS - PERSONAL RETIREMENT PLANS - CONTINUED


                                                                                  SEGREGATED SUB-ACCOUNTS
                                                         ---------------------------------------------------------------------------
                                                           MATURING     MATURING         MATURING                         SMALL
                                                          GOVERNMENT   GOVERNMENT       GOVERNMENT       VALUE           COMPANY
                                                          BOND 2002     BOND 2006       BOND 2010        STOCK            VALUE
                                                         ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 .................................     2,935,860       2,334,109       2,077,124      43,796,523            --
     Contract purchase
        payments ....................................       553,116         580,185         624,211      34,081,601       5,910,477
     Deductions for contract
        terminations and
        withdrawal payments .........................      (550,128)       (248,873)       (683,592)     (9,626,989)     (1,087,973)
                                                         ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 .................................     2,938,848       2,665,421       2,017,743      68,251,135       4,822,504
     Contract purchase
        payments ....................................     1,966,007       2,048,990       1,948,023      20,251,001       5,908,905
     Deductions for contract
        terminations and
        withdrawal payments .........................      (377,892)       (833,184)       (919,654)    (18,520,135)     (3,175,808)
                                                       -----------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 .................................     4,526,963       3,881,227       3,046,112      69,982,001       7,555,601

                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

                                                                           SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                                                                                          REAL        TEMPLETON
                                             GLOBAL      INDEX 400     MACRO-CAP       MICRO-CAP         ESTATE       DEVELOPING
                                              BOND        MID-CAP        VALUE          GROWTH         SECURITIES      MARKETS
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 ........                   --             --             --             --             --             --
     Contract purchase
        payments ...........              26,222,899      5,600,260      5,329,567      5,472,331          --          807,553
     Deductions for contract
        terminations and
        withdrawal payments               (1,139,554)      (580,219)      (326,177)      (452,853)         --          (83,179)
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 ........              25,083,345      5,020,041      5,003,390      5,019,478          --           724,374
     Contract purchase
        payments ...........               4,365,049      5,194,349      5,753,309      3,282,037      5,998,094      5,312,035
     Deductions for contract
        terminations and
        withdrawal payments               (2,607,087)    (2,435,110)    (2,270,829)    (1,378,864)      (110,703)    (1,127,977)
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 ........              26,841,307      7,779,280      8,485,870      6,922,652      5,887,391      4,908,432
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------

                            VARIABLE ANNUITY ACCOUNT



(5) UNIT ACTIVITY FROM CONTRACT TRANSACTIONS - MEGANNUITY

  Transactions in units for each segregated sub-account for the years ended December 31, 1998 and 1997 (period ended December 31, 1998 for Real Estate Securities) were as follows:

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                        ----------------------------------------------------------------------------
                                                                                          MONEY           ASSET           MORTGAGE
                                                          GROWTH          BOND            MARKET        ALLOCATION       SECURITIES
                                                        ----------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 .................................     1,448,982       1,506,859         750,434       2,029,532         450,065
     Contract purchase
        payments ....................................       252,868         298,991         294,872         266,378          99,610
     Deductions for contract
        terminations and
        withdrawal payments .........................      (307,786)       (260,574)       (419,689)       (489,469)        (64,968)
                                                        ----------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 .................................     1,394,064       1,545,276         625,617       1,806,441         484,707
     Contract purchase
        payments ....................................       657,711         972,566       1,947,733         546,207         395,611
     Deductions for contract
        terminations and
        withdrawal payments .........................      (423,308)       (354,976)     (1,109,635)       (365,486)       (194,240)
                                                        ----------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 .................................     1,628,467       2,162,866       1,463,714       1,987,162         686,079
                                                        ----------------------------------------------------------------------------
                                                        ----------------------------------------------------------------------------

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                        ---------------------------------------------------------------------------
                                                                                                                        MATURING
                                                           INDEX          CAPITAL       INTERNATIONAL     SMALL        GOVERNMENT
                                                            500         APPRECIATION        STOCK         COMPANY        BOND 1998
                                                        ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 .................................     2,364,949       1,668,256       2,418,015       1,237,091      1,324,838
     Contract purchase
        payments ....................................       862,257         288,643         851,870         609,428            185
     Deductions for contract
        terminations and
        withdrawal payments .........................      (440,985)       (188,401)       (302,923)       (341,976)       (25,975)
                                                        ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 .................................     2,786,221       1,768,498       2,966,962       1,504,543      1,299,048
     Contract purchase
        payments ....................................       822,831         321,369         497,132         588,895             19
     Deductions for contract
        terminations and
        withdrawal payments .........................      (828,745)       (289,215)       (999,182)       (411,648)    (1,299,068)
                                                        ---------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 .................................     2,780,306       1,800,652       2,464,913       1,681,790            --
                                                        ---------------------------------------------------------------------------
                                                        ---------------------------------------------------------------------------

                            VARIABLE ANNUITY ACCOUNT

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                       -----------------------------------------------------------------------------
                                                           MATURING       MATURING        MATURING                          SMALL
                                                          GOVERNMENT     GOVERNMENT      GOVERNMENT         VALUE          COMPANY
                                                           BOND 2002      BOND 2006       BOND 2010         STOCK           VALUE
                                                       -----------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 .................................       269,553         117,035         141,772         798,596            --
     Contract purchase
        payments ....................................         3,409             --            6,947         804,813         215,169
     Deductions for contract
        terminations and
        withdrawal payments .........................           --              --          (39,257)       (103,369)           --
                                                       -----------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 .................................       272,962         117,035         109,462       1,500,040         215,169
     Contract purchase
        payments ....................................        72,286         112,281          14,766         590,073         152,448
     Deductions for contract
        terminations and
        withdrawal payments .........................        (6,111)         (6,280)        (16,825)       (829,771)         (6,269)
                                                       -----------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 .................................       339,137         223,036         107,403       1,260,342         361,348
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

                                                                               SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                                                                                           REAL           TEMPLETON
                                             GLOBAL      INDEX 400       MACRO-CAP       MICRO-CAP        ESTATE         DEVELOPING
                                              BOND        MID-CAP          VALUE          GROWTH        SECURITIES         MARKETS
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1996 ........                      --             --              --              --              --              --
     Contract purchase
        payments ...........                   15,173         9,788          39,998          18,000              --          33,388
     Deductions for contract
        terminations and
        withdrawal payments                       --             --              --              --              --              --
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1997 ........                   15,173         9,788          39,998          18,000              --          33,388
     Contract purchase
        payments ...........                   42,385       225,451          60,652         119,408          13,452         104,595
     Deductions for contract
        terminations and
        withdrawal payments                   (14,916)      (17,626)         (3,069)        (65,814)         (1,428)         (5,765)
                                         -------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 1998 ........                   42,643       217,613          97,581          71,594          12,024         132,217
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------

                            VARIABLE ANNUITY ACCOUNT

(6)  FINANCIAL HIGHLIGHTS - PERSONAL RETIREMENT PLANS

     The following tables for each segregated sub-account show certain data for an accumulation unit outstanding during the periods indicated:

     GROWTH

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        4.01            3.04             2.63            2.14            2.15
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income (loss) ............         (.02)           (.02)            (.01)           (.01)           (.01)
         Net gains or losses on securities
            (both realized and unrealized) .......         1.35             .99              .42             .50             -
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....         1.33             .97              .41             .49            (.01)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        5.34            4.01             3.04            2.63            2.14
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     BOND

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        2.37            2.19             2.15            1.82            1.93
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income ...................          .10             .09              .08             .04             .05
         Net gains or losses on securities
            (both realized and unrealized) .......          .01             .09             (.04)            .29            (.16)
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....          .11             .18              .04             .33            (.11)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        2.48            2.37             2.19            2.15            1.82
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     MONEY MARKET

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        1.63            1.57             1.52            1.46            1.42
                                                    -------------   -------------   --------------   -------------   -------------

     Income from investment operations:

         Net investment income ...................          .06             .06              .05             .06             .04
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....          .06             .06              .05             .06             .04
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        1.69            1.63            1.57             1.52            1.46
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     ASSET ALLOCATION

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        3.25            2.76            2.49             2.01            2.07
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income ...................          .05             .04              .04             .04             .01
         Net gains or losses on securities
            (both realized and unrealized) .......          .66             .45              .23             .44            (.07)
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....          .71             .49              .27             .48            (.06)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        3.96            3.25             2.76            2.49            2.01
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     MORTGAGE SECURITIES

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        2.17            2.01             1.93            1.66            1.74
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income ...................          .09             .10              .10             .10             .06
         Net gains or losses on securities
            (both realized and unrealized) .......          .02             .06             (.02)            .17            (.14)
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....          .11             .16              .08             .27            (.08)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        2.28            2.17             2.01            1.93            1.66
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     INDEX 500

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        3.81            2.91             2.43            1.79            1.80
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income (loss) ............         (.02)           (.01)              -              .01              -
         Net gains or losses on securities
            (both realized and unrealized) .......         1.02             .91              .48             .63            (.01)
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....         1.00             .90              .48             .64            (.01)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        4.81            3.81             2.91            2.43            1.79
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     CAPITAL APPRECIATION

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        3.71            2.93            2.52             2.08            2.06
                                                    -------------   -------------   --------------   -------------   -------------

     Income from investment operations:

         Net investment loss .....................         (.05)           (.04)            (.03)           (.03)           (.02)
         Net gains or losses on securities (both
            realized and unrealized) .............         1.13             .82             .44              .47             .04
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....         1.08             .78             .41              .44             .02
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        4.79            3.71            2.93             2.52            2.08
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     INTERNATIONAL STOCK

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of year ...............$        1.91            1.73             1.46            1.30            1.32
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

         Net investment income (loss) ............          .03             .03              .02            (.02)            .01
         Net gains or losses on securities
            (both realized and unrealized) .......          .07             .15              .25             .18            (.03)
                                                    -------------   -------------   --------------   -------------   -------------

            Total from investment operations .....          .10             .18              .27             .16            (.02)
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of year .....................$        2.01            1.91             1.73            1.46            1.30
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     SMALL COMPANY

                                                                              YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                        1998            1997            1996             1995            1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of period .............$        1.78            1.67            1.59             1.22            1.16
                                                    -------------   -------------   --------------   -------------   -------------

     Income from investment operations:

         Net investment loss .....................         (.02)           (.02)            (.02)           (.02)           (.01)
         Net gains or losses on securities
            (both realized and unrealized) .......          .02             .13              .10             .39             .07
                                                    -------------   -------------   --------------   -------------   -------------
            Total from investment operations .....           -              .11              .08             .37             .06
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of period ...................$        1.78            1.78             1.67            1.59            1.22
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------

                            VARIABLE ANNUITY ACCOUNT

     MATURING GOVERNMENT BOND 1998

                                                                                                                      PERIOD FROM
                                                                     YEAR ENDED DECEMBER 31,                         MAY 2, 1994 (b)
                                                    --------------------------------------------------------------    TO DECEMBER
                                                      1998 (a)          1997            1996             1995           31, 1994
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, beginning of period .............$        1.21            1.16             1.12             .98            1.00
                                                    -------------   -------------   --------------   -------------   -------------

     Income (loss) from investment operations:

           Net investment income (loss) ..........          .08             .04             (.01)            .05             .03
           Net gains or losses on securities
               (both realized and unrealized) ....         (.04)            .01              .05             .09            (.05)
                                                    -------------   -------------   --------------   -------------   -------------
               Total from investment operations ..          .04             .05              .04             .14            (.02)
                                                    -------------   -------------   --------------   -------------   -------------

           Transfer to other sub-accounts due to
               liquidation .......................        (1.25)             -                -               -               -
                                                    -------------   -------------   --------------   -------------   -------------
     Unit value, end of period ...................$        0.00            1.21             1.16            1.12             .98
                                                    -------------   -------------   --------------   -------------   -------------
                                                    -------------   -------------   --------------   -------------   -------------



     (a) For the period from January 1, 1998 to September 18, 1998, termination of the sub-account.
     (b) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        MATURING GOVERNMENT BOND 2002


                                                                                                                   PERIOD FROM
                                                                                       YEAR ENDED DECEMBER 31,    MAY 2, 1994 (a)
                                                        --------------------------------------------------------   TO DECEMBER
                                                             1998          1997           1996          1995         31, 1994
                                                        -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period.....................$     1.29         1.21          1.20           .97           1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income ..........................       .07          .05           .06           .06          .04
        Net gains or losses on securities
          (both realized and unrealized) ...............       .04          .03          (.05)          .17         (.07)
                                                        -------------  -------------  ------------  ------------  -------------
           Total from investment operations ............       .11          .08           .01           .23         (.03)
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, end of period ..........................$     1.40         1.29          1.21          1.20          .97
                                                        -------------  -------------  ------------  ------------  -------------
                                                        -------------  -------------  ------------  ------------  -------------

   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                             VARIABLE ANNUITY ACCOUNT

        MATURING GOVERNMENT BOND 2006



                                                                                                                   PERIOD FROM
                                                                         YEAR ENDED DECEMBER 31,                  MAY 2, 1994 (a)
                                                        --------------------------------------------------------   TO DECEMBER
                                                             1998           1997          1996          1995         31, 1994
                                                        -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period ...................$     1.39           1.25          1.28           .96          1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income...........................      .08            .05           .06           .06           .04
        Net gains or losses on securities
          (both realized and unrealized)................      .10            .09          (.09)          .26          (.08)
                                                        -------------  -------------  ------------  ------------  -------------
           Total from investment operations.............      .18            .14          (.03)          .32          (.04)
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, end of period..........................$     1.57           1.39          1.25          1.28           .96
                                                        -------------  -------------  ------------  ------------  -------------
                                                        -------------  -------------  ------------  ------------  -------------


   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                             VARIABLE ANNUITY ACCOUNT

        MATURING GOVERNMENT BOND 2010


                                                                                                                   PERIOD FROM
                                                                                 YEAR ENDED DECEMBER 31,          MAY 2, 1994 (a)
                                                        --------------------------------------------------------   TO DECEMBER
                                                             1998           1997          1996         1995          31, 1994
                                                        -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period ...................$     1.47          1.27           1.33           .95          1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income (loss)....................      .05           .04           (.02)          .06           .04
        Net gains or losses on securities
          (both realized and unrealized)................      .14           .16           (.04)          .32          (.09)
                                                        -------------  -------------  ------------  ------------  -------------
           Total from investment operations.............      .19           .20           (.06)          .38          (.05)
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, end of period..........................$     1.66          1.47           1.27          1.33           .95
                                                        -------------  -------------  ------------  ------------  -------------
                                                        -------------  -------------  ------------  ------------  -------------

   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        VALUE STOCK


                                                                                                                  PERIOD FROM
                                                                             YEAR ENDED DECEMBER 31,             MAY 2, 1994 (a)
                                                        --------------------------------------------------------  TO DECEMBER
                                                             1998          1997           1996          1995        31, 1994
                                                        -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period....................$     2.13          1.78           1.38          1.05          1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income from investment operations:

        Net investment income (loss)....................     (.03)          -              -             -            .01
        Net gains or losses on securities
         (both realized and unrealized).................      .04          .35             .40           .33          .04
                                                        -------------  -------------  ------------  ------------  -------------
           Total from investment operations.............      .01          .35             .40           .33          .05
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, end of period..........................$     2.14         2.13            1.78          1.38         1.05
                                                        -------------  -------------  ------------  ------------  -------------
                                                        -------------  -------------  ------------  ------------  -------------

   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        SMALL COMPANY VALUE

                                                                                                                    PERIOD FROM
                                                                                                     YEAR ENDED  OCTOBER 1, 1997 (a)
                                                                                                    DECEMBER 31,    TO DECEMBER
                                                                                                        1998         31, 1997
                                                                                                    ------------   -------------

        Unit value, beginning of period............................................................$    1.03           1.00
                                                                                                    ------------   -------------
        Income (loss) from investment operations:
          Net investment income (loss)..............................................................     -              -
          Net gains or losses on securities (both realized and unrealized)..........................    (.08)           .03
                                                                                                    ------------   -------------
             Total from investment operations.......................................................    (.08)           .03
                                                                                                    ------------   -------------
        Unit value, end of period..................................................................$     .95           1.03
                                                                                                    ------------   -------------
                                                                                                    ------------   -------------

   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT


        GLOBAL BOND

                                                                                                                PERIOD FROM
                                                                                                YEAR ENDED   OCTOBER 1, 1997 (a)
                                                                                                DECEMBER 31,    TO DECEMBER
                                                                                                   1998           31, 1997
                                                                                               ------------    -------------

    Unit value, beginning of period.........................................................$      1.00            1.00
                                                                                               ------------    -------------
    Income from investment operations:

        Net investment income (loss).........................................................       .06            .01
        Net gains or losses on securities (both realized and unrealized).....................       .08           (.01)
                                                                                               ------------    -------------
            Total from investment operations.................................................       .14             -
                                                                                               ------------    -------------
    Unit value, end of period...............................................................$      1.14           1.00
                                                                                               ------------    -------------
                                                                                               ------------    -------------


   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        INDEX 400 MID-CAP

                                                                                                                PERIOD FROM
                                                                                                YEAR ENDED   OCTOBER 1, 1997 (a)
                                                                                                DECEMBER 31,    TO DECEMBER
                                                                                                   1998          31, 1997
                                                                                               ------------    -------------

    Unit value, beginning of period...........................................................$    1.00            1.00
                                                                                               ------------    -------------
    Income from investment operations:
        Net investment income (loss)...........................................................     -               -
        Net gains or losses on securities (both realized and unrealized).......................     .16             -
                                                                                               ------------    -------------
            Total from investment operations...................................................     .16             -
                                                                                               ------------    -------------
    Unit value, end of period.................................................................$    1.16            1.00
                                                                                               ------------    -------------
                                                                                               ------------    -------------

   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        MACRO-CAP VALUE

                                                                                                               PERIOD FROM
                                                                                              YEAR ENDED    OCTOBER 15,1997 (a)
                                                                                              DECEMBER 31,     TO DECEMBER
                                                                                                 1998            31, 1997
                                                                                              ------------    -------------

    Unit value, beginning of period..........................................................$    .98             1.00
                                                                                              ------------    -------------
    Income (loss) from investment operations:

        Net investment income (loss)..........................................................   (.01)             -
        Net gains or losses on securities (both realized and unrealized)......................    .21             (.02)
                                                                                              ------------    -------------

            Total from investment operations..................................................    .20             (.02)
                                                                                              ------------    -------------

    Unit value, end of period................................................................$   1.18              .98
                                                                                              ------------    -------------
                                                                                              ------------    -------------


   (a) Inception of the segregated sub-account was October 15, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        MICRO-CAP GROWTH

                                                                                                               PERIOD FROM
                                                                                              YEAR ENDED    OCTOBER 1, 1997 (a)
                                                                                              DECEMBER 31,     TO DECEMBER
                                                                                                 1998            31, 1997
                                                                                              ------------    -------------

    Unit value, beginning of period........................................................$      .91             1.00
                                                                                              ------------    -------------
    Income (loss) from investment operations:
        Net investment loss.................................................................     (.01)            (.01)
        Net gains or losses on securities (both realized and unrealized)....................      .12             (.08)
                                                                                              ------------    -------------
            Total from investment operations................................................      .11             (.09)
                                                                                              ------------    -------------
    Unit value, end of period..............................................................$     1.02              .91
                                                                                              ------------    -------------
                                                                                              ------------    -------------


   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

        REAL ESTATE SECURITIES

                                                                                                                   PERIOD FROM
                                                                                                                 APRIL 24, 1998 (a)
                                                                                                                  TO DECEMBER 31,
                                                                                                                      1998
                                                                                                                  -------------

    Unit value, beginning of period............................................................................$      1.00
                                                                                                                  -------------
    Income (loss) from investment operations:

        Net investment income...................................................................................       .03
        Net losses on securities (both realized and unrealized).................................................      (.17)
                                                                                                                  -------------
            Total from investment operations....................................................................      (.14)
                                                                                                                  -------------
    Unit value, end of period..................................................................................$       .86
                                                                                                                  -------------
                                                                                                                  -------------

   (a) For the period from May 1, 1998, commencement of operations, to December 31, 1998.

                            VARIABLE ANNUITY ACCOUNT

     TEMPLETON DEVELOPING MARKETS


                                                                                                        PERIOD FROM
                                                                                YEAR ENDED           OCTOBER 2, 1997 (a)
                                                                               DECEMBER 31,              TO DECEMBER
                                                                                  1998                     31, 1997
                                                                               ------------              ------------
Unit value, beginning of period ..............................................$         .69                      1.00
                                                                               ------------              ------------

Income (loss) from investment operations:
     Net investment income ...................................................          -                         -
     Net losses on securities (both realized and unrealized)..................         (.15)                     (.31)
                                                                               ------------              ------------

          Total from investment operations ...................................         (.15)                     (.31)
                                                                               ------------              ------------

Unit value, end of period ....................................................$         .54                       .69
                                                                               ------------              ------------
                                                                               ------------              ------------




(a) Inception of the segregated sub-account was October 2, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT


(6)  FINANCIAL HIGHLIGHTS - MEGANNUITY


     The following tables for each segregated sub-account show certain data for an accumulation unit outstanding during the periods indicated:


     GROWTH


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year.............. $       3.14                2.35                2.01             1.62              1.61
                                              ----------          ----------          ----------       ----------        ----------

Income from investment operations:
     Net investment income ................         0.03                0.02                0.02             0.01              0.01
     Net gains on securities
          (both realized and unrealized)...         1.05                0.77                0.32             0.38                 -
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations.         1.08                0.79                0.34             0.39              0.01
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year ..................  $       4.22                3.14                2.35             2.01              1.62
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     BOND

                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year ..............$       2.38                2.18                2.12             1.77              1.86
                                              ----------          ----------          ----------       ----------        ----------

Income (loss) from investment operations:
     Net investment income .................        0.13                0.11                0.11             0.07              0.07
     Net gains or losses on securities
          (both realized and unrealized) ...        0.01                0.09               (0.05)            0.28             (0.16)
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations..        0.14                0.20                0.06             0.35             (0.09)
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year ....................$       2.52                2.38                2.18             2.12              1.77
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     MONEY MARKET


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year ............. $       1.70                1.62                1.55             1.47              1.42
                                              ----------          ----------          ----------       ----------        ----------

Income from investment operations:
     Net investment income ................         0.08                0.08                0.07             0.08              0.05
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations.         0.08                0.08                0.07             0.08              0.05
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year.................... $       1.78                1.70                1.62             1.55              1.47
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------


                            VARIABLE ANNUITY ACCOUNT

     ASSET ALLOCATION


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year...............$       3.00                2.53                2.25             1.80              1.83
                                              ----------          ----------          ----------       ----------        ----------

Income (loss) from investment operations:
     Net investment income .................        0.08                0.08                0.08             0.06              0.04
     Net gains or losses on securities
          (both realized and unrealized)....        0.63                0.39                0.20             0.39             (0.07)
                                              ----------          ----------          ----------        ----------       ----------

          Total from investment operations..        0.71                0.47                0.28             0.45             (0.03)
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year.....................$       3.71                3.00                2.53             2.25              1.80
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     MORTGAGE SECURITIES


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year...............$       2.40                2.20                2.09             1.78              1.84
                                              ----------          ----------          ----------       ----------        ----------

Income (loss) from investment operations:
     Net investment income .................        0.13                0.14                0.13             0.12              0.08
     Net gains or losses on securities
          (both realized and unrealized)....        0.02                0.06               (0.02)            0.19             (0.14)
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations..        0.15                0.20                0.11             0.31             (0.06)
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year.....................$       2.55                2.40                2.20             2.09              1.78
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     INDEX 500


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year...............$       3.72                2.81                2.32             1.70              1.68
                                              ----------          ----------          ----------       ----------        ----------

Income from investment operations:
     Net investment income..................        0.03                0.03                0.03             0.03              0.02
     Net gains on securities
          (both realized and unrealized)....        1.00                0.88                0.46             0.59                 -
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations..        1.03                0.91                0.49             0.62              0.02
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year.....................$       4.75                3.72                2.81             2.32              1.70
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     CAPITAL APPRECIATION


                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year...............$       3.64                2.84                2.42             1.97              1.93
                                              ----------          ----------          ----------       ----------        ----------

Income from investment operations:

     Net investment income (loss)...........       (0.01)              (0.01)                  -                -                 -
     Net gains on securities (both
          realized and unrealized)..........        1.12                0.81                0.42             0.45              0.04
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations..        1.11                0.80                0.42             0.45              0.04
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year ....................$       4.75                3.64                2.84             2.42              1.97
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     INTERNATIONAL STOCK




                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of year...............$       2.00                1.79                1.50             1.31              1.32

Income (loss) from investment operations:
     Net investment income ..................       0.06                0.05                0.04                -              0.03
     Net gains (losses) on securities (both
          realized and unrealized)...........       0.07                0.16                0.25             0.19             (0.04)
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations...       0.13                0.21                0.29             0.19             (0.01)
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of year ....................$       2.13                2.00                1.79             1.50              1.31
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

     SMALL COMPANY




                                                                          YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                 1998                1997                1996             1995              1994
                                              ----------          ----------          ----------       ----------        ----------
Unit value, beginning of period.............$       1.84                1.71                1.60             1.22              1.15
                                              ----------          ----------          ----------       ----------        ----------

Income from investment operations:
     Net investment income .................           -                   -                   -                -                 -
     Net gains on securities (both
          realized and unrealized)..........        0.02                0.13                0.11             0.38              0.07
                                              ----------          ----------          ----------       ----------        ----------

          Total from investment operations..        0.02                0.13                0.11             0.38              0.07
                                              ----------          ----------          ----------       ----------        ----------

Unit value, end of period...................$       1.86                1.84                1.71             1.60              1.22
                                              ----------          ----------          ----------       ----------        ----------
                                              ----------          ----------          ----------       ----------        ----------

                            VARIABLE ANNUITY ACCOUNT

    MATURING GOVERNMENT BOND 1998

                                                                                                                    PERIOD FROM
                                                                           YEAR ENDED DECEMBER 31,                MAY 2, 1994 (b)
                                                       ---------------------------------------------------------   TO DECEMBER
                                                          1998 (a)         1997           1996          1995         31, 1994
                                                       --------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period..................   $ 1.26            1.19          1.15          0.99          1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income (loss)..................    0.08            0.06           -            0.06          0.07
        Net gains or losses on securities
          (both realized and unrealized)..............   (0.03)           0.01          0.04          0.10         (0.08)
                                                       -------------  -------------  ------------  ------------  -------------
            Total from investment operations..........    0.05            0.07          0.04          0.16         (0.01)
                                                       -------------  -------------  ------------  ------------  -------------
          Transfer to other sub-accounts due to
          liquidation.................................   (1.31)            -             -             -             -
                                                       -------------  -------------  ------------  ------------  -------------
      Unit value, end of period....................... $  0.00            1.26          1.19          1.15          0.99
                                                       -------------  -------------  ------------  ------------  -------------
                                                       -------------  -------------  ------------  ------------  -------------

   (a) For the period from January 1, 1998, to September 18, 1998, termination of the sub-account.
   (b) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    MATURING GOVERNMENT BOND 2002

                                                                                                                   PERIOD FROM
                                                                          YEAR ENDED DECEMBER 31,                 MAY 2, 1994 (a)
                                                        --------------------------------------------------------  TO DECEMBER
                                                             1998           1997          1996          1995        31, 1994
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, beginning of period...................  $     1.35           1.24          1.22          0.98          1.00
                                                        -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income.........................       0.08           0.06          0.15          0.07          0.05
        Net gains or losses on securities
         (both realized and unrealized)...............       0.04           0.05         (0.13)         0.17         (0.07)
                                                        -------------  -------------  ------------  ------------  -------------
          Total from investment operations............       0.12           0.11          0.02          0.24         (0.02)
                                                        -------------  -------------  ------------  ------------  -------------
    Unit value, end of period.........................  $    1.47           1.35          1.24          1.22          0.98
                                                        -------------  -------------  ------------  ------------  -------------
                                                        -------------  -------------  ------------  ------------  -------------

   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    MATURING GOVERNMENT BOND 2006


                                                                                                                  PERIOD FROM
                                                                          YEAR ENDED DECEMBER 31,                MAY 2, 1994 (a)
                                                      --------------------------------------------------------   TO DECEMBER
                                                           1998           1997          1996          1995        31, 1994
                                                      -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period.................. $    1.45           1.29          1.31          0.97          1.00
                                                      -------------  -------------  ------------  ------------  -------------
    Income (loss) from investment operations:

        Net investment income........................      0.11           0.06          0.07          0.07          0.05
        Net gains or losses on securities
         (both realized and unrealized)..............      0.09           0.10         (0.09)         0.27         (0.08)
                                                      -------------  -------------  ------------  ------------  -------------
          Total from investment operations...........      0.20           0.16         (0.02)         0.34         (0.03)
                                                      -------------  -------------  ------------  ------------  -------------

    Unit value, end of period........................ $    1.65           1.45          1.29          1.31          0.97
                                                      -------------  -------------  ------------  ------------  -------------
                                                      -------------  -------------  ------------  ------------  -------------


   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    MATURING GOVERNMENT BOND 2010


                                                                                                                     PERIOD FROM
                                                                           YEAR ENDED DECEMBER 31,                  MAY 2, 1994 (a)
                                                         --------------------------------------------------------    TO DECEMBER
                                                             1998           1997          1996          1995          31, 1994
                                                         ------------- -------------  ------------  ------------  ----------------
    Unit value, beginning of period....................  $     1.53           1.30          1.35          0.96          1.00
                                                         ------------  -------------  ------------  ------------  -----------------
    Income (loss) from investment operations:

        Net investment income...........................       0.08           0.08           -            0.05          0.09
        Net gains or losses on securities
          (both realized and unrealized)................       0.14           0.15         (0.05)         0.34         (0.13)
                                                         ------------  -------------  ------------  ------------  -----------------
            Total from investment operations............       0.22           0.23         (0.05)         0.39         (0.04)
                                                         ------------  -------------  ------------  ------------  -----------------
     Unit value, end of period.......................... $       1.75           1.53          1.30          1.35          0.96
                                                         ------------  -------------  ------------  ------------  -----------------
                                                         ------------  -------------  ------------  ------------  -----------------


   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    VALUE STOCK



                                                                                                                    PERIOD FROM
                                                                YEAR ENDED DECEMBER 31,                            MAY 2, 1994 (a)
                                                         --------------------------------------------------------  TO DECEMBER
                                                             1998            1997          1996          1995        31, 1994
                                                         -------------  -------------  ------------  ------------  -------------

    Unit value, beginning of period....................  $   2.22            1.83          1.40          1.06          1.00
                                                         -------------  -------------  ------------  ------------  -------------
    Income from investment operations:

        Net investment income..........................       -              0.03          0.02          0.01          0.01
        Net gains on securities (both
          realized and unrealized).....................      0.03            0.36          0.41          0.33          0.05
                                                         -------------  -------------  ------------  ------------  -------------
          Total from investment operations.............      0.03            0.39          0.43          0.34          0.06
                                                         -------------  -------------  ------------  ------------  -------------
    Unit value, end of period..........................  $   2.25            2.22          1.83          1.40          1.06
                                                         -------------  -------------  ------------  ------------  -------------
                                                         -------------  -------------  ------------  ------------  -------------

   (a) Inception of the segregated sub-account was May 2, 1994, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    SMALL COMPANY VALUE

                                                                                                     YEAR         PERIOD FROM
                                                                                                     ENDED       OCTOBER 1, 1997 (a)
                                                                                                   DECEMBER 31,  TO DECEMBER
                                                                                                      1998         31, 1997
                                                                                                   ------------  -------------

    Unit value, beginning of period.............................................................. $    1.01          1.00
                                                                                                  ------------  -------------
    Income (loss) from investment operations:

        Net investment income....................................................................      0.02           -
        Net gains or losses on securities
          (both realized and unrealized).........................................................     (0.09)         0.01
                                                                                                  ------------  -------------
          Total from investment operations.......................................................     (0.07)         0.01
                                                                                                  ------------  -------------
    Unit value, end of period.................................................................... $    0.94          1.01
                                                                                                  ------------  -------------
                                                                                                  ------------  -------------


   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    GLOBAL BOND

                                                                                                  YEAR         PERIOD FROM
                                                                                                  ENDED       OCTOBER 1, 1997 (a)
                                                                                                DECEMBER 31,  TO DECEMBER
                                                                                                  1998         31, 1997
                                                                                               ------------  -------------
    Unit value, beginning of period .........................................................  $   0.99           1.00
                                                                                               ------------  -------------
    Income (loss) from investment operations:

        Net investment income ...............................................................      0.07           0.01
        Net gains or losses on securities
         (both realized and unrealized)......................................................      0.09          (0.02)
                                                                                               ------------  -------------
         Total from investment operations....................................................      0.16          (0.01)
                                                                                               ------------  -------------
    Unit value, end of period................................................................  $   1.15           0.99
                                                                                               ------------  -------------
                                                                                               ------------  -------------


   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    INDEX 400 MID-CAP

                                                                                                    YEAR        PERIOD FROM
                                                                                                    ENDED      OCTOBER 1,1997 (a)
                                                                                                 DECEMBER 31,  TO DECEMBER
                                                                                                    1998         31, 1997
                                                                                                 ------------  -------------

    Unit value, beginning of period...........................................................   $   0.99          1.00
                                                                                                 ------------  -------------
    Income (loss) from investment operations:

        Net investment income.................................................................       0.01           -
        Net gains or losses on securities
         (both realized and unrealized).......................................................       0.15         (0.01)
                                                                                                 ------------  -------------
         Total from investment operations.....................................................       0.16         (0.01)
                                                                                                 ------------  -------------

    Unit value, end of period.................................................................   $   1.15          0.99
                                                                                                 ------------  -------------
                                                                                                 ------------  -------------

   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    MACRO-CAP VALUE

                                                                                                    YEAR         PERIOD FROM
                                                                                                    ENDED        OCTOBER 1, 1997 (a)
                                                                                                  DECEMBER 31,   TO DECEMBER
                                                                                                      1998         31, 1997
                                                                                                  ------------   -------------

    Unit value, beginning of period..............................................................$    0.99           1.00

    Income (loss) from investment operations:

        Net investment income.....................................................................    0.01           0.01
        Net gains or losses on securities
          (both realized and unrealized)..........................................................    0.20          (0.02)
                                                                                                  ------------   -------------
          Total from investment operations........................................................    0.21          (0.01)
                                                                                                  ------------   -------------
    Unit value, end of period....................................................................$    1.20           0.99
                                                                                                  ------------   -------------
                                                                                                  ------------   -------------

   (a) Inception of the segregated sub-account was October 15, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    MICRO-CAP GROWTH

                                                                                                     YEAR        PERIOD FROM
                                                                                                     ENDED       OCTOBER 1, 1997 (a)
                                                                                                   DECEMBER 31,   TO DECEMBER
                                                                                                       1998        31, 1997
                                                                                                   ------------  -------------

    Unit value, beginning of period................................................................$   0.84          1.00
                                                                                                   ------------  -------------
    Income (loss) from investment operations:

        Net investment income......................................................................     -             -
        Net gains or losses on securities
          (both realized and unrealized)...........................................................    0.11         (0.16)
                                                                                                   ------------  -------------
           Total from investment operations........................................................    0.11         (0.16)
                                                                                                   ------------  -------------
    Unit value, end of period......................................................................$   0.95          0.84
                                                                                                   ------------  -------------
                                                                                                   ------------  -------------


   (a) Inception of the segregated sub-account was October 1, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

                            VARIABLE ANNUITY ACCOUNT

    REAL ESTATE SECURITIES

                                                                                                                  PERIOD FROM
                                                                                                                  APRIL 1, 1998 (a)
                                                                                                                  TO DECEMBER
                                                                                                                   31, 1998
                                                                                                                 -------------

    Unit value, beginning of period..............................................................................$    1.00
                                                                                                                 -------------
    Income (loss) from investment operations:

        Net investment income....................................................................................    0.08
        Net losses on securities
          (both realized and unrealized).........................................................................   (0.23)
                                                                                                                 -------------
           Total from investment operations......................................................................   (0.15)
                                                                                                                 -------------
    Unit value, end of period....................................................................................$   0.85
                                                                                                                 -------------
                                                                                                                 -------------

   (a) For the period from May 14, 1998, commencement of operations, to December 31, 1998.

                            VARIABLE ANNUITY ACCOUNT

    TEMPLETON DEVELOPING MARKETS

                                                                                                      YEAR          PERIOD FROM
                                                                                                      ENDED      OCTOBER 1, 1997 (a)
                                                                                                    DECEMBER 31,    TO DECEMBER
                                                                                                      1998            31, 1997
                                                                                                   ------------    -------------

    Unit value, beginning of period................................................................$   0.70             1.00
                                                                                                   ------------    -------------
    Income (loss) from investment operations:

        Net investment income......................................................................   0.01              -
        Net gains or losses on securities
          (both realized and unrealized)...........................................................  (0.16)           (0.30)
                                                                                                   ------------    -------------
           Total from investment operations........................................................  (0.15)           (0.30)
                                                                                                   ------------    -------------
    Unit value, end of period......................................................................$  0.55             0.70
                                                                                                   ------------    -------------
                                                                                                   ------------    -------------

   (a) Inception of the segregated sub-account was October 2, 1997, when the units became effectively registered under the Securities Exchange Act of 1933.

 Independent Auditors' Report
The Board of Directors
Minnesota Life Insurance Company

  We have audited the accompanying consolidated balance sheets of the Minnesota Life Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Minnesota Life Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.
  Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the accompanying schedules is presented for purpose of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Minneapolis, Minnesota
February 8, 1999

                              Minnesota Life Insurance Company and Subsidiaries
Consolidated Balance Sheets

December 31, 1998 and 1997

                                     Assets

                                                        1998        1997
                                                     ----------- -----------
                                                         (In thousands)
Fixed maturity securities:
  Available-for-sale, at fair value (amortized cost
   $4,667,688 and $4,518,807)                        $ 4,914,012 $ 4,719,801
  Held-to-maturity, at amortized cost (fair value
   $1,161,784 and $1,158,227)                          1,086,548   1,088,312
Equity securities, at fair value (cost $579,546 and
 $537,441)                                               749,800     686,638
Mortgage loans, net                                      681,219     661,337
Real estate, net                                          38,530      39,964
Policy loans                                             226,409     213,488
Short-term investments                                   136,435     112,352
Other invested assets                                    261,625     216,838
                                                     ----------- -----------
  Total investments                                    8,094,578   7,738,730
Cash                                                     175,660      96,179
Finance receivables, net                                 163,411     211,794
Deferred policy acquisition costs                        564,382     576,030
Accrued investment income                                 86,974      83,439
Premiums receivable, net                                  62,609      68,030
Property and equipment, net                               67,448      58,123
Reinsurance recoverables                                 162,553     150,126
Other assets                                              61,183      52,852
Separate account assets                                6,994,752   5,366,810
                                                     ----------- -----------
    Total assets                                     $16,433,550 $14,402,113
                                                     =========== ===========

                      Liabilities and Stockholder's Equity

Liabilities:
  Policy and contract account balances               $ 4,242,802 $ 4,275,221
  Future policy and contract benefits                  1,744,245   1,687,529
  Pending policy and contract claims                      70,564      64,356
  Other policyholders' funds                             438,595     416,752
  Policyholders' dividends payable                        53,957      55,321
  Stockholder dividend payable                            24,700         --
  Unearned premiums and fees                             180,191     202,070
  Federal income tax liability:
    Current                                               53,039      45,300
    Deferred                                             173,907     166,057
  Other liabilities                                      514,468     334,305
  Notes payable                                          267,000     298,000
  Separate account liabilities                         6,947,806   5,320,517
                                                     ----------- -----------
    Total liabilities                                 14,711,274  12,865,428
                                                     ----------- -----------
Stockholder's equity:
  Common stock, $1 par value, 5,000,000 shares
   authorized, issued and outstanding                      5,000         --
  Retained earnings                                    1,513,661   1,380,012
  Accumulated other comprehensive income                 203,615     156,673
                                                     ----------- -----------
    Total stockholder's equity                         1,722,276   1,536,685
                                                     ----------- -----------
      Total liabilities and stockholder's equity     $16,433,550 $14,402,113
                                                     =========== ===========

          See accompanying notes to consolidated financial statements.

 Minnesota Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31, 1998, 1997, and 1996

                            Statements of Operations

                                             1998        1997        1996
                                          ----------  ----------  ----------
                                                   (In thousands)
Revenues:
  Premiums                                $  577,693  $  615,253  $  612,359
  Policy and contract fees                   300,361     272,037     245,966
  Net investment income                      531,081     553,773     530,987
  Net realized investment gains              114,652     114,367      55,574
  Finance charge income                       35,880      43,650      46,932
  Other income                                73,498      71,707      51,630
                                          ----------  ----------  ----------
    Total revenues                         1,633,165   1,670,787   1,543,448
                                          ----------  ----------  ----------
Benefits and expenses:
  Policyholders' benefits                    519,926     515,873     541,520
  Interest credited to policies and con-
   tracts                                    290,870     298,033     288,967
  General operating expenses                 360,916     369,961     302,618
  Commissions                                110,211     114,404     103,370
  Administrative and sponsorship fees         80,183      81,750      79,360
  Dividends to policyholders                  25,159      26,776      24,804
  Interest on notes payable                   22,360      24,192      22,798
  Increase in deferred policy acquisition
   costs                                     (18,042)    (26,878)    (19,284)
                                          ----------  ----------  ----------
    Total benefits and expenses            1,391,583   1,404,111   1,344,153
                                          ----------  ----------  ----------
      Income from operations before taxes    241,582     266,676     199,295
  Federal income tax expense (benefit):
    Current                                   93,584      84,612      68,033
    Deferred                                 (15,351)     (7,832)        744
                                          ----------  ----------  ----------
      Total federal income tax expense        78,233      76,780      68,777
                                          ----------  ----------  ----------
        Net income                        $  163,349  $  189,896  $  130,518
                                          ==========  ==========  ==========
Other comprehensive income, after tax:
  Foreign currency translation adjust-
   ments                                  $     (947) $      947  $      --
  Unrealized gains (losses) on securities     47,889      47,414     (44,940)
                                          ----------  ----------  ----------
  Other comprehensive income, net of tax      46,942      48,361     (44,940)
                                          ----------  ----------  ----------
    Comprehensive income                  $  210,291  $  238,257  $   85,578
                                          ==========  ==========  ==========

          See accompanying notes to consolidated financial statements.

                              Minnesota Life Insurance Company and Subsidiaries
Consolidated Statements of Changes in Stockholder's Equity

Years ended December 31, 1998, 1997, and 1996

                                             1998        1997       1996
                                          ----------  ---------- ----------
                                                   (In thousands)
Common stock:
  Issued during the year                  $    5,000  $      --  $      --
                                          ----------  ---------- ----------
    Total common stock                    $    5,000  $      --  $      --
                                          ==========  ========== ==========
Retained earnings:
  Beginning balance                       $1,380,012  $1,190,116 $1,059,598
  Net income                                 163,349     189,896    130,518
  Retained earnings transfer for common
   stock issued                               (5,000)        --         --
  Dividends to stockholder                   (24,700)        --         --
                                          ----------  ---------- ----------
    Total retained earnings               $1,513,661  $1,380,012 $1,190,116
                                          ==========  ========== ==========
Accumulated other comprehensive income:
  Beginning balance                       $  156,673  $  108,312 $  153,252
  Change in unrealized appreciation (de-
   preciation) of investments                 47,889      47,414    (44,940)
  Change in unrealized gain on foreign
   currency translation                         (947)        947        --
                                          ----------  ---------- ----------
    Total accumulated other comprehensive
     income                               $  203,615  $  156,673 $  108,312
                                          ==========  ========== ==========
      Total stockholder's equity          $1,722,276  $1,536,685 $1,298,428
                                          ==========  ========== ==========

          See accompanying notes to consolidated financial statements.

 Minnesota Life Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1997, and 1996

                                            1998         1997         1996
                                         -----------  -----------  -----------
                                                   (In thousands)
Cash Flows from Operating Activities
Net income                               $   163,349  $   189,896  $   130,518
Adjustments to reconcile net income to
 net cash provided by operating activi-
 ties:
  Interest credited to annuity and in-
   surance contracts                         265,841      276,719      275,968
  Fees deducted from policy and con-
   tract balances                           (212,901)    (214,803)    (206,780)
  Change in future policy benefits            56,716       76,358       84,389
  Change in other policyholders' lia-
   bilities                                  (20,802)       7,597       16,099
  Change in deferred policy acquisition
   costs                                     (18,042)     (26,878)     (19,284)
  Change in premiums due and other re-
   ceivables                                   5,421       (9,280)     (26,142)
  Change in federal income tax liabili-
   ties                                       15,589       36,049      (38,113)
  Net realized investment gains             (114,652)    (114,367)     (55,574)
  Other, net                                  32,380      (23,213)      56,045
                                         -----------  -----------  -----------
    Net cash provided by operating ac-
     tivities                                172,899      198,078      217,126
                                         -----------  -----------  -----------
Cash Flows from Investing Activities
Proceeds from sales of:
  Fixed maturity securities, available-
   for-sale                                1,835,726    1,099,114      877,682
  Equity securities                          523,617      601,936      352,901
  Mortgage loans                                 --           --        15,567
  Real estate                                  7,800        9,279       11,678
  Other invested assets                       21,682       26,877       12,280
Proceeds from maturities and repayments
 of:
  Fixed maturity securities, available-
   for-sale                                  414,726      403,829      329,550
  Fixed maturity securities, held-to-
   maturity                                  148,848      139,394      114,222
  Mortgage loans                             126,066      109,246       94,703
Purchases of:
  Fixed maturity securities, available-
   for-sale                               (2,384,720)  (1,498,048)  (1,228,048)
  Fixed maturity securities, held-to-
   maturity                                  (99,530)     (82,835)     (60,612)
  Equity securities                         (516,907)    (585,349)    (446,599)
  Mortgage loans                            (141,008)    (157,247)    (108,691)
  Real estate                                 (5,612)      (3,908)      (3,786)
  Other invested assets                      (75,682)     (55,988)     (29,271)
Finance receivable originations or pur-
 chases                                      (77,141)    (115,248)    (175,876)
Finance receivable principal payments        109,277      133,762      142,723
Other, net                                   141,768      (88,626)     (40,062)
                                         -----------  -----------  -----------
    Net cash provided by (used for) in-
     vesting activities                       28,910      (63,812)    (141,639)
                                         -----------  -----------  -----------
Cash Flows from Financing Activities
Deposits credited to annuity and insur-
 ance contracts                              952,622      928,696      657,405
Withdrawals from annuity and insurance
 contracts                                (1,053,844)  (1,013,588)    (702,681)
Proceeds from issuance of debt                40,000          --        60,000
Payments on debt                             (31,000)     (21,000)     (21,000)
Other, net                                    (6,023)      (3,355)      (6,898)
                                         -----------  -----------  -----------
    Net cash used for financing activi-
     ties                                    (98,245)    (109,247)     (13,174)
                                         -----------  -----------  -----------
Net increase in cash and short-term in-
 vestments                                   103,564       25,019       62,313
Cash and short-term investments, begin-
 ning of year                                208,531      183,512      121,199
                                         -----------  -----------  -----------
Cash and short-term investments, end of
 year                                    $   312,095  $   208,531  $   183,512
                                         ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                              Minnesota Life Insurance Company and Subsidiaries


Notes to Consolidated Financial Statements
(1) Nature of Operations

Conversion to a Mutual Holding Company Structure
Consent was given from the Minnesota Department of Commerce (Department of Commerce) allowing The Minnesota Mutual Life Insurance Company to implement a conversion to a mutual holding company. The Minnesota Mutual Life Insurance Company enacted this privilege effective October 1, 1998. The conversion created Minnesota Mutual Companies, Inc., a mutual holding company, Securian Holding Company and Securian Financial Group, Inc., which are intermediate stock holding companies. The Minnesota Mutual Life Insurance Company was converted into a stock life insurance company and renamed Minnesota Life Insurance Company. Minnesota Mutual Companies, Inc. will at all times, in accordance with the conversion plan and as required by the Mutual Insurance Holding Company Act, directly or indirectly control Minnesota Life Insurance Company through the ownership of at least a majority of the voting power of the voting shares of the capital stock of Minnesota Life Insurance Company. Annuity contract and life insurance policyholders of Minnesota Life Insurance Company have certain membership interests consisting primarily of the right to vote on certain matters involving Minnesota Mutual Companies, Inc. and the right to receive distributions of surplus in the event of demutualization, dissolution or liquidation of Minnesota Mutual Companies, Inc.

Description of Business
Minnesota Life Insurance Company, both directly and through its subsidiaries (collectively, the Company), provides a diversified array of insurance and financial products and services designed principally to protect and enhance the long-term financial well-being of individuals and families.
  The Company's strategy is to be successful in carefully selected niche markets, primarily in the United States, while focusing on the retention of existing business and the maintenance of profitability. To achieve this objective, the Company has divided its businesses into five strategic business units which focus on various markets: Individual Insurance, Financial Services, Group Insurance, Pension and Asset Management. Revenues in 1998 for these business units were $862,240,000, $273,511,000, $258,928,000, $102,061,000 and
$20,723,000, respectively. Additional revenues of $115,702,000 were reported by the Company's subsidiaries.
  The Company serves over six million people through more than 4,000 associates located at its St. Paul, Minnesota headquarters and in 75 general agencies and 45 regional offices throughout the United States.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which vary in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities. The consolidated financial statements include the accounts of the Minnesota Life Insurance Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.
  The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

Insurance Revenues and Expenses
Premiums on traditional life products, which include individual whole life and term insurance and immediate annuities, are credited to revenue when due. For accident and health and group life products, premiums are credited to revenue over the contract period as earned. Benefits and expenses are recognized in relation to premiums over the contract period via a provision for future policy benefits and the amortization of deferred policy acquisition costs.

 Minnesota Life Insurance Company and Subsidiaries

(2) Summary of Significant Accounting Policies (continued)

  Nontraditional life products include individual adjustable and variable life insurance and group universal and variable life insurance. Revenue from nontraditional life products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and surrenders. Expenses include the portion of claims not covered by and interest credited to the related policy and contract account balances. Policy acquisition costs are amortized relative to estimated gross profits or margins.

Deferred Policy Acquisition Costs
The costs of acquiring new and renewal business, which vary with and are primarily related to the production of new and renewal business, are generally deferred to the extent recoverable from future premiums or expected gross profits. Deferrable costs include commissions, underwriting expenses and certain other selling and issue costs.
  For traditional life, accident and health and group life products, deferred policy acquisition costs are amortized over the premium paying period in proportion to the ratio of annual premium revenues to ultimate anticipated premium revenues. The ultimate premium revenues are estimated based upon the same assumptions used to calculate the future policy benefits.
  For nontraditional life products and deferred annuities, deferred policy acquisition costs are amortized over the estimated lives of the contracts in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins.
  Deferred policy acquisition costs amortized were $148,098,000, $128,176,000 and $125,978,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Finance Charge Income and Receivables
Finance charge income represents fees and interest charged on consumer loans. The Company uses the interest (actuarial) method of accounting for finance charges and interest on finance receivables. Accrual of finance charges and interest on the smaller balance homogeneous finance receivables is suspended when a loan is contractually delinquent for more than 60 days and is subsequently recognized when received. Accrual is resumed when the loan is contractually less than 60 days past due. Finance charges and interest is suspended when a loan is considered by management to be impaired. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. When a loan is identified as impaired, interest previously accrued in the current year is reversed. Interest payments received on impaired loans are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. An allowance for uncollectible amounts is maintained by direct charges to operations at an amount which management believes, based upon historical losses and economic conditions, is adequate to absorb probable losses on existing receivables that may become uncollectible. The reported receivables are net of this allowance.

Valuation of Investments
Fixed maturity securities (bonds) which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of write-downs for other than temporary declines in value. Premiums and discounts are amortized or accreted over the estimated lives of the securities based on the interest yield method. Fixed maturity securities, which may be sold prior to maturity, are classified as available-for-sale and are carried at fair value.
  Equity securities (common stocks and preferred stocks) are carried at fair value. Equity securities also include initial contributions to affiliated registered investment funds that are managed by a subsidiary of the Company. These contributions are carried at the market value of the underlying net assets of the funds.
  Mortgage loans are carried at amortized cost less an allowance for uncollectible amounts. Premiums and discounts are amortized or accreted over the terms of the mortgage loans based on the interest yield method. A

                              Minnesota Life Insurance Company and Subsidiaries

(2) Summary of Significant Accounting Policies (continued)

mortgage loan is considered impaired if it is probable that contractual amounts due will not be collected. Impaired mortgage loans are valued at the fair value of the underlying collateral. Interest income on impaired mortgage loans is recorded on an accrual basis. However, when the likelihood of collection is doubtful, interest income is recognized when received.
  Fair values of fixed maturity securities and equity securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services which specialize in matrix pricing and modeling techniques for estimating fair values. Fair values of mortgage loans are based upon discounted cash flows, quoted market prices and matrix pricing.
  Venture capital limited partnerships are carried at cost, net of write-downs for other than temporary declines in value and allowances for temporary declines in value. Cash distributions are recorded as a return of capital and/or income as appropriate. In-kind distributions are recorded as a return of capital for the cost basis of the stock received.
  Real estate is carried at cost less accumulated depreciation and an allowance for estimated losses. Accumulated depreciation on real estate at December 31, 1998 and 1997, was $6,713,000 and $6,269,000, respectively.
  Policy loans are carried at the unpaid principal balance.

Derivative Financial Instruments
The Company entered into equity swaps in 1996 as part of an overall risk management strategy. The swaps were used to hedge exposure to market risk on $400,000,000 of the Company's common stock portfolio. The swaps were based upon certain stock indices. If, at the time of settlement for a particular swap, the designated stock index had fallen below a specified level, the counterparty would pay the Company an amount based upon the decline in the index and the stock portfolio value protected by the swap. If, at the time of settlement, the designated stock index had risen, the Company would pay the counterparty an amount based upon the increase in the index and 25% of the stock portfolio value protected by the swap. The equity swaps were settled with the counterparties in August 1997. The swaps were carried at fair value, which were based upon dealer quotes. Changes in fair value were recorded directly in stockholder's equity. Upon settlement of the swaps, gains or losses were recognized in income, and the Company realized a loss of approximately $31,000,000 in 1997, upon settlement of these equity swaps.
  The Company began investing in international bonds denominated in foreign currencies in 1997. Unrealized gains or losses are recorded on foreign denominated securities due to the fluctuation in foreign currency exchange rates and/or related payables and receivables and interest on foreign securities. The Company uses forward foreign exchange currency contracts as part of its risk management strategy for international investments. The forward foreign exchange currency contracts are used to reduce market risks from changes in foreign exchange rates. These forward foreign exchange currency contracts are agreements to purchase a specified amount of one currency in exchange for a specified amount of another currency at a future point in time at a foreign exchange currency rate agreed upon on the contract open date. No cash is exchanged at the outset of the contract and no payments are made by either party until the contract close date. On the contract close date the contracted amount of the purchased currency is received from the counterparty and the contracted amount of the sold currency is sent to the counterparty. Realized and unrealized gains and losses on these forward foreign exchange contracts are recorded in income as incurred. In addition, these contracts are generally short-term in nature and there is no material exposure to the Company at December 31, 1998. Notional amounts for the years ended December 31, 1998 and 1997, were $115,194,000 and $80,997,000, respectively.

 Minnesota Life Insurance Company and Subsidiaries

(2) Summary of Significant Accounting Policies (continued)

Capital Gains and Losses
Realized and unrealized capital gains and losses are determined on the specific identification method. Write-downs of held-to-maturity securities and the provision for credit losses on mortgage loans and real estate are recorded as realized losses.
  Changes in the fair value of fixed maturity securities available-for-sale and equity securities are recorded as a separate component of stockholder's equity, net of taxes and related adjustments to deferred policy acquisition costs and unearned policy and contract fees.

Property and Equipment
Property and equipment are carried at cost, net of accumulated depreciation of $101,692,000 and $90,926,000 at December 31, 1998 and 1997, respectively.
Buildings are depreciated over 40 years and equipment is generally depreciated over 5 to 10 years. Depreciation expenses for the years ended December 31, 1998, 1997 and 1996, were $10,765,000, $8,965,000 and $6,454,000, respectively.

Separate Accounts
Separate account assets and liabilities represent segregated funds administered and invested by the Company for the exclusive benefit of pension, variable annuity and variable life insurance policyholders and contractholders. Assets consist principally of marketable securities and both assets and liabilities are reported at fair value, based upon the market value of the investments held in the segregated funds. The Company receives administrative and investment advisory fees for services rendered on behalf of these accounts.
  The Company periodically invests money in its separate accounts. The market value of such investments, included with separate account assets, amounted to $46,945,000 and $46,293,000 at December 31, 1998 and 1997, respectively.

Policyholders' Liabilities
Policy and contract account balances represent the net accumulation of funds associated with nontraditional life products and deferred annuities. Additions to the account balances include premiums, deposits and interest credited by the Company. Decreases in the account balances include surrenders, withdrawals, benefit payments, and charges assessed for the cost of insurance, policy administration and surrenders.
  Future policy and contract benefits are comprised of reserves for traditional life, group life, and accident and health products. The reserves were calculated using the net level premium method based upon assumptions regarding investment yield, mortality, morbidity, and withdrawal rates determined at the date of issue, commensurate with the Company's experience. Provision has been made in certain cases for adverse deviations from these assumptions.
  Other policyholders' funds are comprised of dividend accumulations, premium deposit funds and supplementary contracts without life contingencies.

Participating Business
Dividends on participating policies and other discretionary payments are declared by the Board of Directors based upon actuarial determinations, which take into consideration current mortality, interest earnings, expense factors and federal income taxes. Dividends are recognized as expenses consistent with the recognition of premiums.

Income Taxes
Current income taxes are charged to operations based upon amounts estimated to be payable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

                              Minnesota Life Insurance Company and Subsidiaries

(2) Summary of Significant Account Policies (continued)

Reinsurance Recoverables
Insurance liabilities are reported before the effects of ceded reinsurance. Reinsurance recoverables represent amounts due from reinsurers for paid and unpaid benefits, expense reimbursements, prepaid premiums and future policy benefits.

Reclassifications
Certain 1997 and 1996 consolidated financial statement balances have been reclassified to conform to the 1998 presentation.

(3) Investments

  Net investment income for the years ended December 31 was as follows:

                                                  1998      1997      1996
                                                --------  --------  --------
                                                      (In thousands)
Fixed maturity securities                       $445,220  $457,391  $433,985
Equity securities                                 12,183    16,182    14,275
Mortgage loans                                    54,785    55,929    63,865
Real estate                                         (236)     (407)     (475)
Policy loans                                      15,502    15,231    13,828
Short-term investments                             6,147     6,995     6,535
Other invested assets                              3,826     3,871     4,901
                                                --------  --------  --------
  Gross investment income                        537,427   555,192   536,914
Investment expenses                               (6,346)   (1,419)   (5,927)
                                                --------  --------  --------
    Total                                       $531,081  $553,773  $530,987
                                                ========  ========  ========

  Net realized investment gains (losses) for the years ended December 31 were as follows:

                                                  1998      1997      1996
                                                --------  --------  --------
                                                      (In thousands)
Fixed maturity securities                       $ 43,244  $  3,711  $ (6,536)
Equity securities                                 47,526    92,765    57,770
Mortgage loans                                     3,399     2,011      (721)
Real estate                                        7,809     1,598     7,088
Other invested assets                             12,674    14,282    (2,027)
                                                --------  --------  --------
    Total                                       $114,652  $114,367  $ 55,574
                                                ========  ========  ========

  Gross realized gains (losses) on the sales of fixed maturity securities and equity securities for the years ended December 31 were as follows:

                                                  1998      1997      1996
                                                --------  --------  --------
                                                      (In thousands)
Fixed maturity securities, available-for-sale:
  Gross realized gains                          $ 56,428  $ 18,804  $ 19,750
  Gross realized losses                          (13,184)  (15,093)  (26,286)
Equity securities:
  Gross realized gains                           107,342   120,437    79,982
  Gross realized losses                          (59,816)  (27,672)  (22,212)

 Minnesota Life Insurance Company and Subsidiaries

(3)Investments (continued)


  Net unrealized gains (losses) included in stockholder's equity at December 31 were as follows:

                                                   1998       1997
                                                 ---------  ---------
                                                   (In thousands)
Gross unrealized gains                           $ 487,479  $ 472,671
Gross unrealized losses                            (73,440)  (118,863)
Adjustment to deferred acquisition costs          (119,542)  (100,299)
Adjustment to unearned policy and contract fees     15,912    (13,087)
Deferred federal income taxes                     (106,794)   (83,749)
                                                 ---------  ---------
  Net unrealized gains                           $ 203,615  $ 156,673
                                                 =========  =========

                              Minnesota Life Insurance Company and Subsidiaries

(3)Investments (continued)

  The amortized cost and fair value of investments in marketable securities by type of investment were as follows:

                                               Gross Unrealized
                                               -----------------
                                    Amortized                       Fair
                                       Cost     Gains    Losses    Value
                                    ---------- -------- -------- ----------
                                                (In thousands)
December 31, 1998
Available-for-sale:
  United States government and
   government agencies and
   authorities                      $  195,650 $ 17,389 $    201 $  212,838
  Foreign governments                      784      --       311        473
  Corporate securities               2,357,861  204,277   30,648  2,531,490
  International bond securities        188,448   22,636    1,298    209,786
  Mortgage-backed securities         1,924,945   52,580   18,100  1,959,425
                                    ---------- -------- -------- ----------
    Total fixed maturities           4,667,688  296,882   50,558  4,914,012
  Equity securities-unaffiliated       463,777  157,585   15,057    606,305
  Equity securities-affiliated
   mutual funds                        115,769   27,726      --     143,495
                                    ---------- -------- -------- ----------
    Total equity securities            579,546  185,311   15,057    749,800
                                    ---------- -------- -------- ----------
      Total available-for-sale       5,247,234  482,193   65,615  5,663,812
Held-to maturity:
  Corporate securities                 894,064   67,496      235    961,325
  Mortgage-backed securities           192,484    9,030    1,055    200,459
                                    ---------- -------- -------- ----------
    Total held-to-maturity           1,086,548   76,526    1,290  1,161,784
                                    ---------- -------- -------- ----------
      Total                         $6,333,782 $558,719 $ 66,905 $6,825,596
                                    ========== ======== ======== ==========
                                               Gross Unrealized
                                               -----------------
                                    Amortized                       Fair
                                       Cost     Gains    Losses    Value
                                    ---------- -------- -------- ----------
                                                (In thousands)
December 31, 1997
Available-for-sale:
  United States government and
   government agencies and authori-
   ties                             $  239,613 $ 18,627 $    --  $  258,240
  Foreign governments                    1,044      --        29      1,015
  Corporate securities               2,273,474  216,056   70,484  2,419,046
  International bond securities        150,157    2,565   23,530    129,192
  Mortgage-backed securities         1,854,519   66,934    9,145  1,912,308
                                    ---------- -------- -------- ----------
    Total fixed maturities           4,518,807  304,182  103,188  4,719,801
  Equity securities-unaffiliated       421,672  134,558   14,575    541,655
  Equity securities-affiliated mu-
   tual funds                          115,769   29,214      --     144,983
                                    ---------- -------- -------- ----------
    Total equity securities            537,441  163,772   14,575    686,638
                                    ---------- -------- -------- ----------
      Total available-for-sale       5,056,248  467,954  117,763  5,406,439
Held-to maturity:
  Corporate securities                 893,407   59,850      752    952,505
  Mortgage-backed securities           194,905   10,817      --     205,722
                                    ---------- -------- -------- ----------
    Total held-to-maturity           1,088,312   70,667      752  1,158,227
                                    ---------- -------- -------- ----------
      Total                         $6,144,560 $538,621 $118,515 $6,564,666
                                    ========== ======== ======== ==========

 Minnesota Life Insurance Company and Subsidiaries

(3) Investments (continued)

  The amortized cost and estimated fair value of fixed maturity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                   Available-for-Sale     Held-to-Maturity
                                  --------------------- ---------------------
                                  Amortized     Fair    Amortized     Fair
                                     Cost      Value       Cost      Value
                                  ---------- ---------- ---------- ----------
                                                (In thousands)
Due in one year or less           $   38,375 $   35,299 $   11,109 $   11,346
Due after one year through five
 years                               529,019    616,064    128,658    133,657
Due after five years through ten
 years                             1,251,763  1,316,512    373,294    403,159
Due after ten years                  923,586    986,712    381,003    413,163
                                  ---------- ---------- ---------- ----------
                                   2,742,743  2,954,587    894,064    961,325
Mortgage-backed securities         1,924,945  1,959,425    192,484    200,459
                                  ---------- ---------- ---------- ----------
  Total                           $4,667,688 $4,914,012 $1,086,548 $1,161,784
                                  ========== ========== ========== ==========

  At December 31, 1998 and 1997, fixed maturity securities and short-term investments with a carrying value of $6,361,000 and $8,000,000, respectively, were on deposit with various regulatory authorities as required by law.
  Allowances for credit losses on investments are reflected on the consolidated balance sheets as a reduction of the related assets and were as follows:

                         1998    1997
                        ------- -------
                        (In thousands)
Mortgage loans          $ 1,500 $ 1,500
Investment real estate      841   2,248
                        ------- -------
  Total                 $ 2,341 $ 3,748
                        ======= =======

  At December 31, 1998, the recorded investment in mortgage loans that were considered to be impaired was $8,798 before allowance for credit losses. These impaired loans, due to adequate fair market value of underlying collateral, do not have an allowance for credit losses.
  At December 31, 1997, the recorded investment in mortgage loans that were considered to be impaired was $18,400 before allowance for credit losses. These impaired loans, due to adequate fair market value of underlying collateral, do not have an allowance for credit losses.
  A general allowance for credit losses was established for potential impairments in the remainder of the mortgage loan portfolio. The general allowance was $1,500,000 at December 31, 1998 and 1997.

  Changes in the allowance for credit losses on mortgage loans were as follows:

                               1998   1997    1996
                              ------ ------  ------
                                 (In thousands)
Balance at beginning of year  $1,500 $1,895  $1,711
Provision for credit losses      --     --      381
Charge-offs                      --    (395)   (197)
                              ------ ------  ------
  Balance at end of year      $1,500 $1,500  $1,895
                              ====== ======  ======

                              Minnesota Life Insurance Company and Subsidiaries

(3) Investments (continued)

  Below is a summary of interest income on impaired mortgage loans.

                                                         1998  1997   1996
                                                         ---- ------ ------
                                                           (In thousands)
Average impaired mortgage loans                          $14  $3,268 $9,375
Interest income on impaired mortgage loans--contractual   18     556  1,796
Interest income on impaired mortgage loans--collected     17     554  1,742

(4) Notes Receivable

In connection with the Company's planned construction of an additional home office facility in St. Paul, Minnesota, the Company entered into a loan contingency agreement with the Housing and Redevelopment Authority of the City of St. Paul, Minnesota (HRA) in November 1997. A maximum of $15 million in funds is available under this loan for condemnation and demolition of the Company's proposed building site. The note bears interest at a rate of 8.625%, with principal payments commencing February 2004 and a maturity date of August 2025. Interest payments are accrued and are payable February and August of each year commencing February 2001. All principal and interest payments are due only to the extent of available tax increments. As of December 31, 1998, HRA has drawn $9,669,128 on this loan contingency agreement and accrued interest of $673,435.

(5) Net Finance Receivables

Finance receivables as of December 31 were as follows:

                                       1998      1997
                                     --------  --------
                                      (In thousands)
Direct installment loans             $147,425  $183,424
Retail installment notes               12,209    20,373
Retail revolving credit                17,170    25,426
Accrued interest                        2,683     3,116
                                     --------  --------
 Gross receivables                    179,487   232,339
Allowance for uncollectible amounts   (16,076)  (20,545)
                                     --------  --------
  Finance receivables, net           $163,411  $211,794
                                     ========  ========

  Direct installment loans at December 31, 1998, consisted of $81,066,000 of discount basis loans (net of unearned finance charges) and $66,359,000 of interest-bearing loans. Direct installment loans at December 31, 1997, consisted of $83,836,000 of discount basis loans (net of unearned finance charges) and $99,588,000 of interest-bearing loans. Direct installment loans generally have a maximum term of 84 months. Retail installment notes are principally discount basis, arise from the sale of household appliances, furniture, and sundry services, and generally have a maximum term of 48 months. Direct installment loans included approximately $44,000,000 and $65,000,000 of real estate secured loans at December 31, 1998 and 1997, respectively. Revolving credit loans included approximately $16,000,000 and $24,000,000 of real estate secured loans at December 31, 1998 and 1997, respectively. Experience has shown that a substantial portion of finance receivables will be renewed, converted or paid in full prior to maturity.
  Principal cash collections of direct installment loans amounted to $75,011,000, $90,940,000 and $92,438,000 and the percentage of these cash collections to the average net balances were 47%, 47% and 48% for the years ended December 31, 1998, 1997 and 1996, respectively.

 Minnesota Life Insurance Company and Subsidiaries

(5) Net Finance Receivables (continued)

  Changes in the allowance for uncollectible amounts for the years ended December 31 were as follows:

                               1998     1997     1996
                              -------  -------  -------
                                  (In thousands)
Balance at beginning of year  $20,545  $ 7,497  $ 6,377
Provision for credit losses    10,712   28,206   10,086
Charge-offs                   (18,440) (17,869) (11,036)
Recoveries                      3,259    2,711    2,070
                              -------  -------  -------
  Balance at end of year      $16,076  $20,545  $ 7,497
                              =======  =======  =======

  At December 31, 1998, the recorded investment in certain direct installment loans and direct revolving credit loans were considered to be impaired. The balances of such loans at December 31, 1998 and the related allowance for credit losses were as follows:

                                     Installment Revolving
                                        Loans     Credit    Total
                                     ----------- --------- -------
                                            (In thousands)
Balances at December 31, 1998          $7,546     11,190   $18,736
Related allowance for credit losses    $3,033      5,486   $ 8,519

  All loans deemed to be impaired are placed on a non-accrual status. No accrued or unpaid interest was recognized on impaired loans during 1998. The average quarterly balances of impaired loans during the year ended December 31, 1998 and 1997, was $6,354,000 and $7,397,000, respectively, for installment basis loans and $12,471,000 and $12,793,000, respectively for revolving credit direct loans.
  There were no material commitments to lend additional funds to customers whose loans were classified as non-accrual at December 31, 1998.

(6) Income Taxes

Income tax expense varies from the amount computed by applying the federal income tax rate of 35% to income from operations before taxes. The significant components of this difference were as follows:

                                                  1998     1997     1996
                                                 -------  -------  -------
                                                     (In thousands)
Computed tax expense                             $84,553  $93,337  $69,753
Difference between computed and actual tax ex-
 pense:
  Dividends received deduction                    (1,730)  (5,573)  (2,534)
  Special tax on mutual life insurance companies  (3,455)   3,341    2,760
  Sale of subsidiary                                 --    (4,408)     --
  Foundation gain                                    --    (4,042)  (1,260)
  Tax credits                                     (4,416)  (3,600)  (3,475)
  Expense adjustments and other                    3,281   (2,275)   3,533
                                                 -------  -------  -------
    Total tax expense                            $78,233  $76,780  $68,777
                                                 =======  =======  =======

                              Minnesota Life Insurance Company and Subsidiaries

(6) Income Taxes (continued)

  The tax effects of temporary differences that give rise to the Company's net deferred federal tax liability were as follows:

                                                        1998     1997
                                                      -------- --------
                                                       (In thousands)
Deferred tax assets:
  Policyholders' liabilities                          $ 16,999 $ 14,374
  Pension and post retirement benefits                  27,003   23,434
  Tax deferred policy acquisition costs                 82,940   73,134
  Net realized capital losses                            8,221    9,609
  Other                                                 18,487   20,524
                                                      -------- --------
    Gross deferred tax assets                          153,650  141,075
                                                      -------- --------
Deferred tax liabilities:
  Deferred policy acquisition costs                    155,655  152,337
  Real estate and property and equipment depreciation   10,275   11,165
  Basis difference on investments                       10,798   11,061
  Net unrealized capital gains                         143,354  122,876
  Other                                                  7,475    9,693
                                                      -------- --------
    Gross deferred tax liabilities                     327,557  307,132
                                                      -------- --------
      Net deferred tax liability                      $173,907 $166,057
                                                      ======== ========

  A valuation allowance for deferred tax assets was not considered necessary as of December 31, 1998 and 1997, because the Company believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences and future taxable income.
  Income taxes paid for the years ended December 31, 1998, 1997 and 1996, were $91,259,000, $71,108,000 and $79,026,000, respectively.
  The Company's tax returns for 1997, 1996 and 1995 are under examination by the Internal Revenue Service. The Company believes additional taxes, if any, assessed as a result of these examinations, will not have a material effect on its financial position.

 Minnesota Life Insurance Company and Subsidiaries

(7) Liability for Unpaid Accident and Health Claims, Reserve for Losses, and Claim and Loss Adjustment Expenses

Activity in the liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses is summarized as follows:

                                                     1998     1997     1996
                                                   -------- -------- --------
                                                         (In thousands)
Balance at January 1                               $409,249 $416,910 $377,302
  Less: reinsurance recoverable                     104,741  102,161   80,333
                                                   -------- -------- --------
Net balance at January 1                            304,508  314,749  296,969
                                                   -------- -------- --------
Incurred related to:
  Current year                                       92,793  121,153  134,727
  Prior years                                        14,644    7,809    4,821
                                                   -------- -------- --------
Total incurred                                      107,437  128,962  139,548
                                                   -------- -------- --------
Paid related to:
  Current year                                       27,660   51,275   51,695
  Prior years                                        58,124   57,475   70,073
                                                   -------- -------- --------
Total paid                                           85,784  108,750  121,768
                                                   -------- -------- --------
Decrease in liabilities due to sale of subsidiary       --    30,453      --
                                                   -------- -------- --------
Net balance at December 31                          326,161  304,508  314,749
  Plus: reinsurance recoverable                     108,918  104,741  102,161
                                                   -------- -------- --------
Balance at December 31                             $435,079 $409,249 $416,910
                                                   ======== ======== ========

  The liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses is included in future policy and contract benefits and pending policy and contract claims on the consolidated balance sheets.
  As a result of changes in estimates of claims incurred in prior years, the accident and health claims, reserve for losses and claim and loss adjustment expenses incurred increased by $14,644,000, $7,809,000 and $4,821,000 in 1998,
1997 and 1996, respectively. These amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses.

(8) Employee Benefit Plans

Pension Plans and Post Retirement Plans Other than Pensions
The Company has noncontributory defined benefit retirement plans covering substantially all employees and certain agents. Benefits are based upon years of participation and the employee's average monthly compensation or the agent's adjusted annual compensation. Plan assets are comprised of mostly stocks and bonds, which are held in the general and separate accounts of the Company and administered under group annuity contracts issued by the Company. The Company's funding policy is to contribute annually the minimum amount required by applicable regulations. The Company also has an unfunded noncontributory defined benefit retirement plan, which provides certain employees with benefits in excess of limits for qualified retirement plans.
  The Company also has unfunded post retirement plans that provide certain health care and life insurance benefits to substantially all retired employees and agents. Eligibility is determined by age at retirement and years of service after age 30. Health care premiums are shared with retirees, and other cost-sharing features include deductibles and co-payments.

                              Minnesota Life Insurance Company and Subsidiaries

(8) Employee Benefit Plans (continued)

  The change in the benefit obligation and plan assets for the Company's plans as of December 31 was calculated as follows:

                                      Pension Benefits     Other Benefits
                                      ------------------  ------------------
                                        1998      1997      1998      1997
                                      --------  --------  --------  --------
                                                (In thousands)
Change in benefit obligation:
  Benefit obligation at beginning of
   year                               $151,509  $134,959  $ 24,467  $ 24,836
  Service cost                           8,402     6,847     1,375     1,047
  Interest cost                         10,436     9,956     1,713     1,872
  Amendments                                 6       --        --        (99)
  Actuarial gain                        16,298     3,816     4,542    (1,930)
  Benefits paid                         (5,212)   (4,069)     (861)   (1,259)
                                      --------  --------  --------  --------
    Benefit obligation at end of year $181,439  $151,509  $ 31,236  $ 24,467
                                      ========  ========  ========  ========
Change in plan assets:
  Fair value of plan assets at the
   beginning of the year              $133,505  $118,963  $    --   $    --
  Actual return on plan assets          13,068    13,670       --        --
  Employer contribution                  5,349     4,940       861     1,259
  Benefits paid                         (5,212)   (4,069)     (861)   (1,259)
                                      --------  --------  --------  --------
    Fair value of plan assets at the
     end of year                      $146,710  $133,504  $    --   $    --
                                      ========  ========  ========  ========
  Funded status                       $(34,729) $(18,005) $(31,236) $(24,467)
  Unrecognized net actuarial loss
   (gain)                               12,283    (1,735)   (6,251)  (11,353)
  Unrecognized prior service cost
   (benefit)                             5,293     5,865    (2,986)   (3,499)
                                      --------  --------  --------  --------
    Net amount recognized             $(17,153) $(13,875) $(40,473) $(39,319)
                                      ========  ========  ========  ========
Amounts recognized in the balance
 sheet statement consist of:
  Accrued benefit cost                $(23,242) $(18,059) $(40,473) $(39,319)
  Intangible asset                       6,089     4,184       --        --
                                      --------  --------  --------  --------
    Net amount recognized             $(17,153) $(13,875) $(40,473) $(39,319)
                                      ========  ========  ========  ========

                                                  Pension      Other
                                                 Benefits    Benefits
                                                ----------- -----------
                                                1998  1997  1998  1997
                                                ----- ----- ----- -----
Weighted average assumptions as of December 31
  Discount rate                                 7.00% 7.48% 7.00% 7.50%
  Expected return on plan assets                8.27% 8.32%   --    --
  Rate of compensation increase                 5.32% 5.29%   --    --

 Minnesota Life Insurance Company and Subsidiaries

(8) Employee Benefit Plans (continued)

  For measurement purposes, an 8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.5 percent for 2003 and remain at that level thereafter.

                                Pension Benefits          Other Benefits
                              -----------------------  ----------------------
                               1998     1997    1996    1998    1997    1996
                              -------  ------  ------  ------  ------  ------
                                            (In thousands)
Components of net periodic
 benefit cost
  Service cost                $ 8,402  $6,847  $6,315  $1,375  $1,047  $1,041
  Interest cost                10,436   9,956   8,852   1,713   1,872   2,074
  Expected return on plan as-
   sets                       (10,978) (9,859) (8,751)    --      --      --
  Amortization of prior serv-
   ice cost (benefits)            578     578     578    (513)   (510)   (501)
  Recognized net actuarial
   loss (gain)                    190      77      10    (559)   (480)   (177)
                              -------  ------  ------  ------  ------  ------
    Net periodic benefit cost $ 8,628  $7,599  $7,004  $2,016  $1,929  $2,437
                              =======  ======  ======  ======  ======  ======

  The projected benefit obligation, accumulated benefit obligation, and fair vale of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $39,470,000, $31,546,000 and $17,334,000 as of
December 31, 1998, respectively, and $32,622,000, $24,894,000 and $16,703,000 respectively, as of December 31, 1997.
  The assumptions presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Actual results could differ from those estimates and assumptions. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the post retirement benefit obligation as of December 31, 1998 by $5,875,000 and the estimated eligibility cost and interest cost components of net periodic benefit costs for 1998 by $788,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the post retirement benefit obligation as of December 31, 1998 by $4,618,000 and the estimated eligibility cost and interest cost components of net periodic post retirement benefit costs for 1998 by $598,000.

Profit Sharing Plans
The Company also has profit sharing plans covering substantially all employees and agents. The Company's contribution rate to the employee plan is determined annually by the directors of the Company and is applied to each participant's prior year earnings. The Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plans during 1998, 1997 and 1996 of $8,395,000, $7,173,000 and $6,092,000, respectively.
Participants may elect to receive a portion of their contributions in cash.

(9) Sale of Subsidiary

On October 1, 1997, the Company sold Minnesota Fire and Casualty Company (MFC), a wholly owned subsidiary, to Harleysville Group, Inc. The Company received net cash proceeds of approximately $33.5 million from the sale, and realized a gain of approximately $14.5 million. HomePlus Insurance Company (HomePlus), a previously wholly owned subsidiary of MFC, was excluded from the sale of assets. In accordance with the agreement, prior to September 30, 1997, MFC made a distribution of private placement bonds to the Company with an amortized cost of approximately $4.3 million and transferred all issued and outstanding shares of HomePlus to the Company. The carrying value of the transferred shares was approximately $5.8 million. Under an administrative services agreement with MFC, the Company has retained MFC to provide financial and other services for HomePlus.

                              Minnesota Life Insurance Company and Subsidiaries

(10) Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies. To the extent that a reinsurer is unable to meet its obligation under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed to be uncollectible.
  Reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.
  The effect of reinsurance on premiums for the years ended December 31 was as follows:

                       1998      1997      1996
                     --------  --------  --------
                           (In thousands)
Direct premiums      $553,408  $595,686  $615,098
Reinsurance assumed    91,548    78,097    64,489
Reinsurance ceded     (67,263)  (58,530)  (67,228)
                     --------  --------  --------
  Net premiums       $577,693  $615,253  $612,359
                     ========  ========  ========

  Reinsurance recoveries on ceded reinsurance contracts were $54,174,000, $58,072,000 and $72,330,000 during 1998, 1997 and 1996, respectively.

(11) Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments has been determined using available market information as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgement is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
  Please refer to Note 2 for additional fair value disclosures concerning fixed maturity securities, equity securities, mortgages and derivatives. The carrying amounts for policy loans, cash, short-term investments and finance receivables approximate the assets' fair values.
  The interest rates on the finance receivables outstanding as of December 31, 1998 and 1997, are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturity; as such, the carrying value of the finance receivables outstanding as of December 31, 1998 and 1997, approximate the fair value for those respective dates.
  The fair values of deferred annuities, annuity certain contracts and other fund deposits, which have guaranteed interest rates and surrender charges are estimated to be the amount payable on demand as of December 31, 1998 and 1997 as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable on demand equates to the account balance less applicable surrender charges. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments. The fair values of guaranteed investment contracts and supplementary contracts without life contingencies are calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued.
  Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable.

 Minnesota Life Insurance Company and Subsidiaries

(11) Fair Value of Financial Instruments (continued)

  The carrying amounts and fair values of the Company's financial instruments, which were classified as assets as of December 31 were as follows:

                                        1998                  1997
                                --------------------- ---------------------
                                 Carrying     Fair     Carrying     Fair
                                  Amount     Value      Amount     Value
                                ---------- ---------- ---------- ----------
                                              (In thousands)
Fixed maturity securities:
  Available-for-sale            $4,914,012 $4,914,012 $4,719,801 $4,719,801
  Held-to-maturity               1,086,548  1,161,784  1,088,312  1,158,227
Equity securities                  749,800    749,800    686,638    686,638
Mortgage loans:
  Commercial                       579,890    603,173    506,860    527,994
  Residential                      101,329    104,315    154,477    158,334
Policy loans                       226,409    226,409    213,488    213,488
Short-term investments             136,435    136,435    112,352    112,352
Cash                               175,660    175,660     96,179     96,179
Finance receivables, net           163,411    163,411    211,794    211,794
Venture capital                    160,958    164,332    115,856    122,742
Foreign currency exchange con-
 tract                               1,594      1,594      1,457      1,457
                                ---------- ---------- ---------- ----------
    Total financial assets      $8,296,046 $8,400,925 $7,907,214 $8,009,006
                                ========== ========== ========== ==========

  The carrying amounts and fair values of the Company's financial instruments, which were classified as liabilities as of December 31, were as follows:

                                         1998                  1997
                                 --------------------- ---------------------
                                  Carrying     Fair     Carrying     Fair
                                   Amount     Value      Amount     Value
                                 ---------- ---------- ---------- ----------
                                               (In thousands)
Deferred annuities               $2,085,408 $2,075,738 $2,131,806 $2,112,301
Annuity certain contracts            57,528     60,766     55,431     57,017
Other fund deposits                 722,321    731,122    754,960    753,905
Guaranteed investment contracts         862        862      8,188      8,187
Supplementary contracts without
 life contingencies                  44,696     44,251     46,700     45,223
Notes payable                       267,000    272,834    298,000    302,000
                                 ---------- ---------- ---------- ----------
  Total financial liabilities    $3,177,815 $3,185,573 $3,295,085 $3,278,633
                                 ========== ========== ========== ==========

(12) Notes Payable

In September 1995, the Company issued surplus notes with a face value of $125,000,000, at 8.25%, due in 2025. The surplus notes are subordinate to all current and future policyholders' interests, including claims, and indebtedness of the Company. All payments of interest and principal on the notes are subject to the approval of the Department of Commerce. The approved accrued interest was $3,008,000 as of December 31, 1998 and 1997. The issuance costs of $1,421,000 are deferred and amortized over 30 years on straight-line basis.

                              Minnesota Life Insurance Company and Subsidiaries

(12) Notes Payable (continued)

  Notes payable as of December 31 were as follows:

                                                            1998     1997
                                                          -------- --------
                                                           (In thousands)
Corporate-surplus notes, 8.25%, 2025                      $125,000 $125,000
Consumer finance subsidiary-senior, 6.53%-8.77%, through
 2003                                                      142,000  173,000
                                                          -------- --------
  Total notes payable                                     $267,000 $298,000
                                                          ======== ========

  At December 31, 1998, the aggregate minimum annual notes payable maturities for the next five years were as follows: 1999, $49,000,000; 2000, $33,000,000;
2001, $26,000,000; 2002, $22,000,000; 2003, $12,000,000; thereafter
$125,000,000.
  Long-term borrowing agreements involving the consumer finance subsidiary include provisions with respect to borrowing limitations, payment of cash dividends on or purchases of common stock, and maintenance of liquid net worth of $44,070,000. The consumer finance subsidiary was in compliance with all such provisions at December 31, 1998.
  Interest paid on debt for the years ended December 31, 1998, 1997 and 1996, was $25,008,000, $18,197,000 and $21,849,000, respectively.

(13) Other Comprehensive Income

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as any change in stockholder's equity originating from non-owner transactions. The Company had identified those changes as being comprised of net income, unrealized appreciation (depreciation) on securities, and unrealized foreign currency translation adjustments. The components of comprehensive income, other than net income are illustrated below:

                                                     1998     1997      1996
                                                    -------  -------  --------
                                                         (In thousands)
Other comprehensive income, before tax:
  Foreign currency translation adjustment           $   --   $ 1,457  $    --
    Less: reclassification adjustment for gains in-
     cluded in net income                            (1,457)     --        --
                                                    -------  -------  --------
                                                     (1,457)   1,457       --
  Unrealized gains (loss) on securities             162,214  171,654   (18,746)
    Less: reclassification adjustment for gains in-
     cluded in net income                           (90,770) (96,476)  (51,234)
                                                    -------  -------  --------
                                                     71,444   75,178   (69,980)
  Income tax expense related to items of other com-
   prehensive income                                (23,045) (28,274)   25,040
                                                    -------  -------  --------
  Other comprehensive income, net of tax            $46,942  $48,361  $(44,940)
                                                    =======  =======  ========

(14) Stock Dividends

On December 14, 1998, the Company declared and accrued a dividend to Securian Financial Group, Inc. in the amount of $24,700,000 to be paid in 1999.
  Dividend payments by Minnesota Life Insurance Company to its parent cannot exceed the greater of 10% of statutory capital and surplus as of the preceding year end or the statutory net gain from operations for the current calendar year, without prior approval from the Department of Commerce. Based on this limitation and 1997 statutory results, Minnesota Life Insurance Company could have paid $87,069,000 in dividends in 1998 without prior approval.

 Minnesota Life Insurance Company and Subsidiaries

(15) Year 2000 (Unaudited)

The Company's business units utilize products and systems in the normal course of business. Some of the Company's products and systems will have been replaced or modified in order to process dates including the year 2000 and beyond.
  The Company began preparing for the new millennium in the early 1980s by designing systems with the year 2000 in mind. The Company began a comprehensive Year 2000 project in 1995 to prepare all components of its business to function properly before, during and after the year 2000.
  The Company's goal is to have all computer systems and data prepared for the year 2000. While the Company has taken extensive steps to renovate, upgrade and replace applications, it is impossible to guarantee there will be no problems associated with the year 2000 date change. The Company is currently developing contingency and continuity plans to help minimize any impact of problems that do arise.

(16) Commitments and Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.
  In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies. To the extent that a reinsurer is unable to meet its obligations under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed uncollectible.
  The Company has issued certain participating group annuity and group life insurance contracts jointly with another life insurance company. The joint contract issuer has liabilities related to these contracts of $41,010,000 as of December 31, 1998. To the extent the joint contract issuer is unable to meet its obligation under the agreement, the Company remains liable.
  The Company has long-term commitments to fund venture capital and real estate investments totaling $165,191,000 as of December 31, 1998. The Company estimates that $60,000,000 of these commitments will be invested in 1999, with the remaining $105,191,000 invested over the next four years.
  As of December 31, 1998, the Company had committed to purchase bonds and mortgage loans totaling $198,907,000 but had not completed the purchase transactions.
  At December 31, 1998, the Company had guaranteed the payment of $75,100,000 in policyholders' dividends and discretionary amounts payable in 1999. The Company has pledged bonds, valued at $76,596,000 to secure this guarantee.
  The Company is contingently liable under state regulatory requirements for possible assessments pertaining to future insolvencies and impairments of unaffiliated insurance companies. The Company records a liability for future guaranty fund assessments based upon known insolvencies, according to data received from the National Organization of Life and Health Insurance Guaranty Association. An asset is recorded for the amount of guaranty fund assessments paid, which can be recovered through future premium tax credits.

                              Minnesota Life Insurance Company and Subsidiaries

(17) Statutory Financial Data

The Company also prepares financial statements according to statutory accounting practices prescribed or permitted by the Department of Commerce for purposes of filing with the Department of Commerce, the National Association of Insurance Commissioners and states in which the Company is licensed to do business. Statutory accounting practices focus primarily on solvency and surplus adequacy. The significant differences that exist between statutory and GAAP accounting, and their effects are illustrated below:

                                                       Year ended December
                                                      ----------------------
                                                         1998        1997
                                                      ----------  ----------
                                                         (In thousands)
Statutory capital and surplus                         $  947,885  $  870,688
Adjustments:
  Deferred policy acquisition costs                      564,382     576,030
  Net unrealized investment gains                        281,226     213,026
  Statutory asset valuation reserve                      239,455     242,100
  Statutory interest maintenance reserve                  49,915      24,169
  Premiums and fees deferred or receivable               (73,312)    (74,025)
  Change in reserve basis                                117,806     101,415
  Separate accounts                                      (56,816)    (51,172)
  Unearned policy and contract fees                     (134,373)   (126,477)
  Surplus notes                                         (125,000)   (125,000)
  Net deferred income taxes                             (173,907)   (166,057)
  Non-admitted assets                                     36,764      32,611
  Policyholders' dividends                                60,648      60,036
  Other                                                  (12,397)    (40,659)
                                                      ----------  ----------
Stockholder's equity as reported in the accompanying
 consolidated financial statements                    $1,722,276  $1,536,685
                                                      ==========  ==========

                                                As of December 31
                                            ----------------------------
                                              1998      1997      1996
                                            --------  --------  --------
                                                  (In thousands)
Statutory net income                        $104,609  $167,078  $115,797
Adjustments:
  Deferred policy acquisition costs           18,042    26,878    19,284
  Statutory interest maintenance reserve      25,746      (538)   (8,192)
  Premiums and fees deferred or receivable       708     2,175     1,587
  Change in reserve basis                      3,011     9,699    20,114
  Separate accounts                           (5,644)   (6,272)   (6,304)
  Unearned policy and contract fees           (7,896)  (12,825)   (2,530)
  Net deferred income taxes                   15,351     7,832      (744)
  Policyholders' dividends                     1,194     2,708       502
  Other                                        8,228    (6,839)   (8,996)
                                            --------  --------  --------
Net income as reported in the accompanying
 consolidated financial statements          $163,349  $189,896  $130,518
                                            ========  ========  ========

 Minnesota Life Insurance Company and Subsidiaries

                                   Schedule I

       Summary of Investments--Other than Investments in Related Parties

                               December 31, 1998

                                                                   As Shown
                                                       Market   on the balance
Type of investment                         Cost(3)     Value       sheet(1)
------------------                        ---------- ---------- --------------
                                                     (In thousands)
Bonds:
  United States government and government
   agencies and authorities               $  195,650 $  212,838   $  212,838
  Foreign governments                            784        473          473
  Public utilities                           343,230    368,246      357,795
  Mortgage-backed securities               2,117,429  2,159,884    2,151,909
  All other corporate bonds                3,097,143  3,334,355    3,277,545
                                          ---------- ----------   ----------
      Total bonds                          5,754,236  6,075,796    6,000,560
                                          ---------- ----------   ----------
Equity securities:
  Common stocks:
    Public utilities                          14,403     18,472       18,472
    Banks, trusts and insurance companies     42,538     43,615       43,615
    Industrial, miscellaneous and all
     other                                   495,635    659,177      659,177
  Nonredeemable preferred stocks              26,970     28,536       28,536
                                          ---------- ----------   ----------
      Total equity securities                579,546    749,800      749,800
                                          ---------- ----------   ----------
Mortgage loans on real estate                681,219     XXXXXX      681,219
Real estate (2)                               38,530     XXXXXX       38,530
Policy loans                                 226,409     XXXXXX      226,409
Other long-term investments                  261,625     XXXXXX      261,625
Short-term investments                       136,435     XXXXXX      136,435
                                          ---------- ----------   ----------
      Total                                1,344,218        --     1,344,218
                                          ---------- ----------   ----------
Total investments                         $7,678,000 $6,825,596   $8,094,578
                                          ========== ==========   ==========

-------
(1) Amortized cost for bonds classified as held-to-maturity and fair value for common stocks and bonds classified as available-for-sale.
(2) The carrying value of real estate acquired in satisfaction of indebtedness is $-0-.
(3) Original cost for equity securities and original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts for bonds and other investments

                       See independent auditors' report.

            Minnesota Life Insurance Company and Subsidiaries
                                  Schedule III
                      Supplementary Insurance Information
                                 (In thousands)

                                    As of December 31                                     For the years ended December 31
                   --------------------------------------------------- -----------------------------------------------------------
                               Future policy                                                                Amortization
                    Deferred      benefits                Other policy                         Benefits,    of deferred
                     policy    losses, claims              claims and                Net     claims, losses    policy      Other
                   acquisition and settlement  Unearned     benefits    Premium   investment and settlement acquisition  operating
Segment               costs     expenses(1)   premiums(2)   payable    revenue(3)   income      expenses       costs     expenses
-------            ----------- -------------- ----------- ------------ ---------- ---------- -------------- ------------ ---------
                                                                         (In thousands)
1998:
 Life insurance     $421,057     $2,303,580    $146,042     $51,798     $615,856   $246,303     $502,767      $114,589   $342,080
 Accident and
 health insurance     74,606        496,839      33,568      18,342      167,544     35,822      105,336        12,261     93,876
 Annuity              68,719      3,186,148          25         424       93,992    247,970      225,004        21,248    136,527
 Property and li-
 ability insur-
 ance                    --             480         556         --           662        986        2,848           --       1,187
                    --------     ----------    --------     -------     --------   --------     --------      --------   --------
                    $564,382     $5,987,047    $180,191     $70,564     $878,054   $531,081     $835,955      $148,098   $573,670
                    ========     ==========    ========     =======     ========   ========     ========      ========   ========
1997:
 Life insurance     $434,012     $2,229,396    $166,704     $42,627     $576,468   $247,267     $476,747      $102,473   $345,938
 Accident and
 health insurance     70,593        466,109      34,250      17,153      205,869     40,343       87,424         9,451    101,960
 Annuity              71,425      3,266,965         --        4,576       64,637    261,768      242,738        16,252    129,263
 Property and li-
 ability insur-
 ance                    --             280       1,116         --        40,316      4,395       33,773           --      13,146
                    --------     ----------    --------     -------     --------   --------     --------      --------   --------
                    $576,030     $5,962,750    $202,070     $64,356     $887,290   $553,773     $840,682      $128,176   $590,307
                    ========     ==========    ========     =======     ========   ========     ========      ========   ========
1996:
 Life insurance     $456,461     $2,123,148    $149,152     $51,772     $568,874   $223,762     $478,228      $ 97,386   $290,525
 Accident and
 health insurance     62,407        437,118      33,770      18,774      160,097     34,202       96,743        14,017     87,222
 Annuity              70,649      3,360,614         --           31       79,245    267,473      243,387        14,575    111,366
 Property and li-
 ability insur-
 ance                    --          27,855      24,189         --        50,109      5,550       36,933           --      19,033
                    --------     ----------    --------     -------     --------   --------     --------      --------   --------
                    $589,517     $5,948,735    $207,111     $70,577     $858,325   $530,987     $855,291      $125,978   $508,146
                    ========     ==========    ========     =======     ========   ========     ========      ========   ========
                    Premiums
Segment            written(4)
-------            ----------
1998:
 Life insurance
 Accident and
 health insurance
 Annuity
 Property and li-
 ability insur-
 ance                   103
                   ----------
                    $   103
                   ==========
1997:
 Life insurance
 Accident and
 health insurance
 Annuity
 Property and li-
 ability insur-
 ance                43,376
                   ----------
                    $43,376
                   ==========
1996:
 Life insurance
 Accident and
 health insurance
 Annuity
 Property and li-
 ability insur-
 ance                50,515
                   ----------
                    $50,515
                   ==========

-----
(1) Includes policy and contract account balances
(2) Includes unearned policy and contract fees
(3) Includes policy and contract fees
(4) Applies only to property and liability insurance

                       See independent auditors' report.

 Minnesota Life Insurance Company and Subsidiaries
                                  Schedule IV

                                  Reinsurance

              For the years ended December 31, 1998, 1997 and 1996

                                                                          Percentage
                                      Ceded to     Assumed                of amount
                                        other    from other      Net      assumed to
                        Gross amount  companies   companies     amount       net
                        ------------ ----------- ----------- ------------ ----------
                                               (In thousands)
1998:
 Life insurance in
  force                 $158,229,143 $18,656,917 $28,559,482 $168,131,708     17.0%
                        ============ =========== =========== ============
 Premiums:
   Life insurance       $    338,909 $    30,532 $    71,198 $    379,575     18.8%
   Accident and health
    insurance                180,081      17,894       1,432      163,619      0.9%
   Annuity                    33,837          --          --       33,837       --
   Property and liabil-
    ity insurance                581      18,837      18,918          662   2857.7%
                        ------------ ----------- ----------- ------------
     Total premiums     $    553,408 $    67,263 $    91,548 $    577,693     15.8%
                        ============ =========== =========== ============
1997:
 Life insurance in
  force                 $122,120,394 $14,813,351 $25,566,734 $132,873,777     19.2%
                        ============ =========== =========== ============
 Premiums:
   Life insurance       $    340,984 $    30,547 $    63,815 $    374,252     17.1%
   Accident and health
    insurance                175,647      16,332       1,310      160,625      0.8%
   Annuity                    40,060          --          --       40,060       --
   Property and liabil-
    ity insurance             38,995      11,651      12,972       40,316     32.2%
                        ------------ ----------- ----------- ------------
     Total premiums     $    595,686 $    58,530 $    78,097 $    615,253     12.7%
                        ============ =========== =========== ============
1996:
 Life insurance in
  force                 $116,445,975 $15,164,764 $22,957,287 $124,238,498     18.5%
                        ============ =========== =========== ============
 Premiums:
   Life insurance       $    347,056 $    45,988 $    63,044 $    364,112     17.3%
   Accident and health
    insurance                174,219      15,511       1,389      160,097      0.9%
   Annuity                    38,041          --          --       38,041       --
   Property and liabil-
    ity insurance             55,782       5,729          56       50,109      0.1%
                        ------------ ----------- ----------- ------------
     Total premiums     $    615,098 $    67,228 $    64,489 $    612,359     10.5%
                        ============ =========== =========== ============

                       See independent auditors' report.

                                  PART C

                             OTHER INFORMATION

                         Variable Annuity Account

                         Cross Reference Sheet to Other Information


      Form N-4

      Item Number        Caption in Other Information

          24.            Financial Statements and Exhibits

          25.            Directors and Officers of the Depositor

          26. Persons Controlled by or Under Common Control with the Depositor or Registrant

          27.            Number of Contract Owners

          28.            Indemnification

          29.            Principal Underwriters

          30.            Location of Accounts and Records

          31.            Management Services

          32.            Undertakings

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Audited Financial Statements of Variable Annuity Account for the fiscal year ended December 31, 1998, are included in Part B of this filing and consist of the following:

          1.   Independent Auditors' Report.

          2.   Statements of Assets and Liabilities, December 31, 1998.

          3.   Statements of Operations, year ended December 31, 1998.

          4.   Statements of Changes in Net Assets, year ended December 31,
               1998.

          5.   Notes to Financial Statements.

     (b) Audited Consolidated Financial Statements and Supplementary Schedules of the Depositor, Minnesota Life Insurance Company and subsidiaries, are included in Part B of this filing and consist of the following:

          1. Independent Auditors' Report - Minnesota Life Insurance Company and subsidiaries, for the fiscal year ended December 31, 1998 and 1997.

          2. Consolidated Balance Sheets - Minnesota Life Insurance Company and subsidiaries, for the fiscal year ended December 31, 1998 and 1997.

          3. Consolidated Statements of Operations and Comprehensive Income - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998, 1997 and 1996.


          4. Consolidated Statements of Changes in Stockholder's Equity - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998, 1997 and 1996.


          5. Consolidated Statements of Cash Flows - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998, 1997 and 1996.

          6. Notes to Consolidated Financial Statements - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998 and 1997.


          7. Schedule I - Summary of Investments-Other than Investments in Related Parties - Minnesota Life Insurance Company and subsidiaries, for the fiscal year ended December 31, 1998.

          8. Schedule III - Supplementary Insurance Information - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998 and 1997.

          9. Schedule IV - Reinsurance - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 1998, 1997 and 1996.

     (c)  Exhibits

          1. The Resolution of The Minnesota Mutual Life Insurance Company's Executive Committee of its Board of Trustees establishing the Variable Annuity Account previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

          2.   Not applicable.

          3. (a) The Distribution Agreement between The Minnesota Mutual Life Insurance Company and Ascend Financial Services, Inc. previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference

               (b) The Dealer Selling Agreement previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

          4. (a) The Flexible Payment Deferred Variable Annuity Contract, form 99-70017 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (b) The Tax Sheltered Annuity Loan Agreement, form 99-70006 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (c) The Tax Sheltered Annuity Amendment, form MHC-88-9213 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (d) The Endorsement, form MHC-82-9032 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (e) The Annuity Payment Endorsement, form MHC-83-9060 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (f) The Qualified Plan Agreement, form MHC-88-9176 Rev. 8-93 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (g) The Individual Retirement Annuity (IRA) Agreement, SEP, Traditional IRA and Roth-IRA, form MHC-97-9418 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (h)  The Individual Retirement Annuity SIMPLE  - (IRA)
                    Agreement, form MHC-98-9431 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

          5. (a) The Variable Annuity Application, form 99-70020 previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

          6.   Certificate of Incorporation and Bylaws.

               (a) The Restated Certificate of Incorporation previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

               (b) The Bylaws of the Depositor previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, is hereby incorporated by reference.

          7.   Not applicable.

          8.   Not applicable.

          9.   Opinion and consent of Donald F. Gruber, Esq.

         10.   Consent of KPMG Peat Marwick LLP.

         11.   Not applicable.

         12.   Not applicable.

         13.   Schedule for Computation of Performance Quotation

               (a) Growth Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (b) Bond Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (c) Money Market Sub-Account Performance Calculations previously filed as this exhibit to Registrant's
                       Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (d) Asset Allocation Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (e) Mortgage Securities Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (f) Index 500 Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (g) Capital Appreciation Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (h) International Stock Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (i) Small Company Growth Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (j) Maturing Government Bond 2002 Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (k) Maturing Government Bond 2006 Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (l) Maturing Government Bond 2010 Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (m) Value Stock Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (n) Small Company Value Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (o) Global Bond Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (p) Index 400 Mid-Cap Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (q) Macro-Cap Value Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (r) Micro-Cap Growth Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (s) Real Estate Securities Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (t) Templeton Developing Market Class 2 Sub-Account Performance Calculations previously filed as this exhibit to Registrant's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

         15. Minnesota Life Insurance Company Power of Attorney to Sign Registration Statements.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal            Positions and Offices      Positions and Offices
Business Address              with Insurance Company     with Registrant
----------------              ----------------------     ---------------

Anthony L. Andersen           Director                   None
H. B. Fuller Company
2424 Territorial Road
St. Paul, MN 55114

Leslie S. Biller              Director                   None
Wells Fargo & Company
MAC 0101-121
420 Montgomery Street
San Francisco, CA 94104

John F. Bruder                Senior Vice President      None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Keith M. Campbell             Senior Vice President      None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Frederick P. Feuerherm        Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

John F. Grundhofer            Director                   None
U.S. Bancorp
601 2nd Avenue South
Suite 2900
Minneapolis, MN 55402-4302

Robert E. Hunstad             Director and Executive     None
Minnesota Life Insurance      Vice President
 Company
400 Robert Street North
St. Paul, MN 55101

James E. Johnson              Senior Vice President      None
Minnesota Life Insurance      and Actuary
 Company
400 Robert Street North
St. Paul, MN 55101

Michael T. Kellett            Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Richard D. Lee                Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Richard L. Manke              Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Robert M. Olafson             Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky           Director Senior Vice       None
Minnesota Life Insurance      President, General
 Company                      Counsel and Secretary
400 Robert Street North
St. Paul, MN 55101

Dwayne C. Radel               Vice President             None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Robert L. Senkler             Chairman, President and    None
Minnesota Life Insurance      Chief Executive Officer
 Company
400 Robert Street North
St. Paul, MN 55101

Michael E. Shannon            Director                   None
Ecolab, Inc.
370 Wabasha Street
Ecolab Center
St. Paul, MN 55102

Gregory S. Strong             Senior Vice President      None
Minnesota Life Insurance      and Chief Financial
 Company                      Officer
400 Robert Street North
St. Paul, MN 55101

Terrence M. Sullivan          Senior Vice President      None
Minnesota Life Insurance
 Company
400 Robert Street North
St. Paul, MN 55101

Randy F. Wallake              Senior Vice President      None
Minnesota Life Insurance
 Company

400 Robert Street North
St. Paul, MN 55101

William N. Westhoff           Director, Senior Vice      None
Minnesota Life Insurance      President and Treasurer
 Company
400 Robert Street North
St. Paul, MN 55101

Frederick T. Weyerhaeuser     Director                   None
Clearwater Investment Trust
332 Minnesota Street
Suite W-2090
St. Paul, MN 55101-1308

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

     Securian Holding Company (Delaware)

Wholly-owned subsidiary of Securian Holding Company:

     Securian Financial Group, Inc. (Delaware)

Wholly-owned subsidiary of Securian Financial Group, Inc.

     Minnesota Life Insurance Company

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

     Advantus Capital Management, Inc.
     HomePlus Insurance Company
     Northstar Life Insurance Company (New York)
     The Ministers Life Insurance Company
     MIMLIC Life Insurance Company (Arizona)
     Robert Street Energy, Inc.
     Capitol City Property Management, Inc.
     Personal Finance Company (Delaware)
     Enterprise Holding Corporation

Wholly-owned subsidiary of Advantus Capital Management, Inc.:

     Ascend Financial Services, Inc.

Wholly-owned subsidiaries of Ascend Financial Services, Inc.:

     MIMLIC Insurance Agency of Massachusetts, Inc. (Massachusetts) MIMLIC Insurance Agency of Texas, Inc. (Texas)
     Ascend Insurance Agency of Nevada, Inc. (Nevada)
     Ascend Insurance Agency of Oklahoma, Inc. (Oklahoma)

Wholly-owned subsidiaries of Enterprise Holding Corporation:

     Financial Ink Corporation
     Oakleaf Service Corporation
     Concepts in Marketing Research Corporation

     Concepts in Marketing Services Corporation
     Lafayette Litho, Inc.
     DataPlan Securities, Inc. (Ohio)
     MIMLIC Imperial Corporation
     MIMLIC Funding, Inc.
     MCM Funding 1997-1, Inc.
     MCM Funding 1998-1, Inc.
     MIMLIC Venture Corporation
     HomePlus Insurance Agency, Inc.
     Ministers Life Resources, Inc.
     Wedgewood Valley Golf, Inc.

Wholly-owned subsidiary of HomePlus Insurance Agency, Inc.:

     HomePlus Insurance Agency of Texas, Inc. (Texas)

Majority-owned subsidiary of Ascend Financial Services, Inc.:

     MIMLIC Insurance Agency of Ohio, Inc. (Ohio)

Open-end registered investment company offering shares solely to separate accounts of Minnesota Life Insurance Company:

     Advantus Series Fund, Inc.

Fifty percent-owned subsidiary of MIMLIC Imperial Corporation:

     C.R.I. Securities, Inc.

Majority-owned subsidiaries of Minnesota Life Insurance Company:

     Advantus Enterprise Fund, Inc.
     Advantus International Balanced Fund, Inc.
     Advantus Venture Fund, Inc.
     Advantus Real Estate Securities Fund, Inc.

Less than majority owned, but greater than 25% owned, subsidiaries of Minnesota Life Insurance Company:

     Advantus Money Market Fund, Inc.
     MIMLIC Cash Fund, Inc.
     Advantus Cornerstone Fund, Inc.
     Advantus Index 500 Fund, Inc.

Less than 25% owned subsidiaries of Minnesota Life Insurance Company:

     Advantus Horizon Fund, Inc.
     Advantus Spectrum Fund, Inc.
     Advantus Mortgage Securities Fund, Inc.
     Advantus Bond Fund, Inc.

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of ___________, 1999, the number of holders of securities of this class were as follows:

                                             Number of Record
            Title of Class                       Holders
            --------------                   ----------------
     Variable Annuity Contracts                   0


ITEM 28.  INDEMNIFICATION

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and Variable Annuity Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and Variable Annuity Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and Variable Annuity Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and Variable Annuity Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, Minnesota Life Insurance Company and Variable Annuity Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a) The principal underwriter is Ascend Financial Services, Inc.. Ascend Financial Services, Inc. is also the principal underwriter for twelve mutual funds (Advantus Horizon Fund, Inc.; Advantus Spectrum Fund, Inc.; Advantus Money Market Fund, Inc.; Advantus Mortgage Securities Fund, Inc.; Advantus Bond Fund, Inc.; Advantus Cornerstone Fund, Inc.; Advantus Enterprise Fund, Inc.; Advantus International Balanced Fund, Inc.; Advantus Venture Fund, Inc.; Advantus Index 500 Fund, Inc.; Advantus Real Estate Securities Fund, Inc.; and the MIMLIC Cash Fund, Inc.) and for four additional registered separate accounts of Minnesota Life Insurance Company, all of which offer annual contracts and life insurance policies on a variable basis.

          (b)  Directors and Officers of Underwriter.

                       DIRECTORS AND OFFICERS OF UNDERWRITER

                                   Positions and                 Positions and
Name and Principal                 Offices                       Offices
Business Address                   with Underwriter              with Registrant
------------------                 ----------------              ---------------
Robert E. Hunstad                  Director                      None
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101

George I. Connolly                 President, Chief              None
Ascend Financial Services, Inc.    Executive Officer, Chief
400 Robert Street North            Compliance Officer and
St. Paul, Minnesota 55101          Director

Margaret Milosevich                Vice President, Chief         None
Ascend Financial Services, Inc.    Operations Officer,
400 Robert Street North            Treasurer and Secretary
St. Paul, Minnesota 55101

Dennis E. Prohofsky                Director                      None
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101

Thomas L. Clark                    Assistant Treasurer           None
Ascend Financial Services, Inc.    and Assistant Secretary
400 Robert Street North
St. Paul, Minnesota 55101


     (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

  Name of           Net Underwriting   Compensation on
 Principal           Discounts and      Redemption or     Brokerage       Other
Underwriter           Commissions       Annuitization    Commissions   Compensation
-----------         ----------------   ---------------   -----------   ------------

Ascend Financial,
 Services Inc.         $15,989,724           ___              ___           ___

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101-2098.

ITEM 31.  MANAGEMENT SERVICES

None.

ITEM 32.  UNDERTAKINGS

     (a) Minnesota Life Insurance Company hereby represents that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Minnesota Life Insurance Company hereby represents that it will include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

     (c) Minnesota Life Insurance Company hereby represents that it will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) Minnesota Life Insurance Company hereby represents that, as to the variable annuity contract which is the subject of this Registration Statement, File No. 333-79049, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Minnesota Life Insurance Company.

                                     SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Paul and the State of Minnesota on the 26th day of August, 1999.


                                       VARIABLE ANNUITY ACCOUNT
                                       (Registrant)

                                   By: MINNESOTA LIFE INSURANCE COMPANY
                                       (Depositor)


                                   By______________________________________
                                              Robert L. Senkler
                                       Chairman of the Board, President
                                         and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, the Depositor, Minnesota Life Insurance Company, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 26th day of August, 1999.


                                   MINNESOTA LIFE INSURANCE COMPANY


                                   By______________________________________
                                              Robert L. Senkler
                                       Chairman of the Board, President
                                          and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.

            Signature         Title                           Date
            ---------         -----                           -----


----------------------------    Chairman, President and         August 26, 1999
Robert L. Senkler               Chief Executive Officer


----------------------------    Director
Anthony L. Andersen


----------------------------    Director
Leslie S. Biller


----------------------------    Director
John F. Grundhofer


*
----------------------------    Director
Robert E. Hunstad

----------------------------    Director
Michael E. Shannon

*
----------------------------    Director
Frederick T. Weyerhaeuser


----------------------------    Senior Vice President           August 26, 1999
Gregory S. Strong               (chief financial officer)



----------------------------    Director and Senior             August 26, 1999
William N. Westhoff             Vice President (treasurer)



----------------------------    Director and Attorney-in-Fact   August 26, 1999
Dennis E. Prohofsky

* Pursuant to power of attorney dated June 23, 1999, a copy of which is filed herewith.

                                  EXHIBIT INDEX

Exhibit Number  Description of Exhibit
--------------  ----------------------

       9.       Opinion and consent of Donald F. Gruber, Esq.

      10.       Consent of KPMG Peat Marwick LLP

      15. Minnesota Life Insurance Company Power of Attorney to sign Registration Statements.